Exhibit 99.3

Annual Report A Global Alternative Asset Management Company

OUR BUSINESS

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management.

We have more than a century of experience owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. We offer a range of public and private investment products and services, which leverage our expertise and experience and provide us with a distinct competitive advantage in the markets in which we operate.

Brookfield is co-listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A, and BAMA respectively.

CONTENTS

Letter to Shareholders	4	Consolidated Financial Statements	81	Corporate Social Responsibility	147

MD&A of Financial Results	11	Cautionary Statement Regarding		Shareholder Information	149
Internal Control Over Financial Reporting	77	Forward-Looking Statements and Information	146	Board of Directors and Officers	150

BROOKFIELD ASSET MANAGEMENT

DELIVERING PERFORMANCE

In the process of delivering strong investment returns for clients, we are building a long-term asset management business for shareholders.

AS AT AND FOR THE YEARS ENDED DECEMBER 31	2013	2012

PER FULLY DILUTED SHARE

Net income	$3.12	$1.97

Funds from operations	5.14	1.94

Market trading price – NYSE	38.83	36.65

TOTAL (MILLIONS)

Total assets under management	$187,105	$181,400

Consolidated results

Balance sheet assets	112,745	108,862

Revenues	20,830	18,766

Net income	3,844	2,755

Funds from operations	3,376	1,356

Diluted number of common shares outstanding	651.1	658.0

Note: See “Use of Non-IFRS Measures” on page 17

2013 ANNUAL REPORT     1

EXPANDING OUR BUSINESS

We continue to attract fee bearing capital through our private funds, listed issuers and public securities and have embedded growth opportunities in recurring fee streams.

2     BROOKFIELD ASSET MANAGEMENT

CORE INVESTMENT PRINCIPLES

Our approach to investing is disciplined and straightforward. With a focus on value creation and capital preservation, we invest opportunistically in high-quality real assets within our areas of expertise, manage them proactively and finance them conservatively with a goal of generating stable, predictable and growing cash flows for clients and shareholders. Our culture is anchored by a set of core investment principles that guide our decisions and how we measure success.

Business Philosophy

Build our business and all our relationships based on integrity

Attract and retain high-calibre individuals who will grow with us over the long term

Ensure our people think and act like owners in all their decisions

Treat our client and shareholder money like it’s our own

Investment Guidelines

Invest where we possess competitive advantages

Acquire assets on a value basis with a goal of maximizing return on capital

Build sustainable cash flows to provide certainty, reduce risk and lower our cost of capital

Recognize that superior returns often require contrarian thinking

Measurement of our Corporate Success

Measure success based on total return on capital over the long term

Encourage calculated risks, but compare returns with risk

Sacrifice short-term profit, if necessary, to achieve long-term capital appreciation

Seek profitability rather than growth, as size does not necessarily add value

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LETTER TO SHAREHOLDERS

Overview

We reported the highest funds from operations (FFO) and net income in our history with $3.4 billion of FFO for shareholders, or $5.14 per share, and $3.8 billion of total net income for the company. In addition to strong results in most of our operations, some of the investments made during the financial crisis were monetized during the year, leading to the realization of both significant carried interests that had been built up over the past number of years, and gains realized on our capital. In hindsight, many of these were exceptional investments.

We continue to believe that real assets will generate excellent risk-adjusted returns for our clients. For greater insight, we encourage you to read our investment primer called Real Assets: The New Essential that is posted on our website. As these investments gain in popularity, we believe that investors will substantially increase their portfolio allocation to real assets. As one of the few asset management franchises that can invest large-scale amounts of capital in Real Assets on a global basis, we are well-positioned to increase our assets under management over time.

Our assets under management increased to $187 billion despite significant returns of capital to clients on realizations. This was due to market appreciation as well as strong net capital inflows. We continue to increase our scale and presence with net fund inflows of $19 billion during 2013. We had final closes on our highly successful $7 billion Infrastructure Fund II and our $4.4 billion Strategic Real Estate Fund. The stand out in fundraising for our public securities funds continues to be our listed long-only infrastructure strategy, where we increased assets under management by $3 billion to almost $5 billion.

In addition, we closed a $1 billion global Timberlands Fund V, a $270 million Brazil Timber Fund II and raised $600 million for a pooled investment in a group of Los Angeles office properties.

Investment Performance

In 2013, real assets performed exceptionally well and our funds reflected this strong performance. Many of our private funds are performing at or above their targeted returns and our flagship listed entities each made significant progress with their business plans. The performance of our public securities strategies, focused around real estate and infrastructure, was strong. For example, our long-only infrastructure funds earned 24% last year while most of our long/short funds achieved even better returns.

Based on stock market prices, our overall return was 11% in 2013. This included the stock market increase in price, our regular dividends and a special dividend distributed to shareholders in the form of a partial share of Brookfield Property Partners. More importantly, the compound shareholder returns over the last 10 and 20 years are approximately 20%, which compares well with most other investment alternatives. If we can come close to matching these returns in the next 10 to 20 years, everyone should be very pleased.

Investment Performance	Brookfield NYSE	S&P 500	10 Year Treasuries

1	11%	32%	(6)%

5	24%	18%	3%

10	19%	7%	5%

20	19%	9%	6%

Market Environment

The equity markets in developed countries (U.S., UK, Europe, Japan, Australia, Canada) performed extremely well in 2013, with most other risk oriented financial assets following suit. Emerging market stocks, on the other hand, were down significantly in local currency terms and even more dramatically in U.S. dollar terms, as most of these currencies weakened against the U.S. dollar. Bonds did poorly, as would be expected at this point in the cycle, and at these yields there still seems no great upside to owning fixed income securities if one has discretion to allocate capital elsewhere.

The Fed’s decision to begin tapering the pace of its asset purchase program in December and the mention of tapering in June was an important catalyst in a shift of capital away from many emerging markets and back towards developed markets. This was particularly evident in the underperformance of markets and currencies with the weakest current account fundamentals and lowest external reserve balances,

4     BROOKFIELD ASSET MANAGEMENT

highlighting their vulnerability to capital flight. Our efforts for the last four years were concentrated on investing in developed markets. However, as a result of this shift, our focus has moved toward emerging markets where capital is currently less available, valuations are more attractive and the currencies are weak versus the U.S. dollar. The ability of our platform to allocate capital across the globe to regions where it is scarce represents a competitive advantage for our clients, and as in past, should contribute to higher returns over the longer term.

Real assets performed exceptionally well this year, as the global economy continued to improve. Stocks associated with real assets, however, underperformed mid-year in the wake of the Fed’s first hint at tapering its asset purchases, as mentioned above. This stock performance contrasted with private asset markets, where there has been, and still is, a robust bid for assets that generate cash flow, in particular in the United States, Canada and Australia, where we have extensive operations.

Over the next 10 years, our view is that interest rates will remain at levels that are supportive of a shift away from traditional bond investments towards higher yielding alternatives such as real assets. These types of assets generate strong cash flows, have equity-like features with growing cash flows and have inflation protection. As a result, we continue to see institutional investors shifting capital into real assets, particularly towards platforms that are flexible enough to capitalize on relative valuations across the global landscape.

Competitive Advantages

Our goal is to invest capital for our clients in opportunities which have reasonable returns in a downside scenario (6% to 8% on equity), have the potential to generate good returns under most scenarios (12% to 15%), and in the upside cases will generate excellent returns (20% plus). These latter scenarios usually require us to be able to buy right, execute well, and reallocate capital wisely over time.

We consider ourselves value based investors who own and operate real asset based businesses on a global basis. This has proved to be an effective way to earn good risk-adjusted returns over the last 20 years and looking forward, we think we can continue to achieve similar returns for all of our constituents.

We always try to use our competitive advantages to generate superior returns and better understand the risks we are taking. We believe the company has three major competitive advantages: capital availability, operating expertise and our global perspective.

Our capital availability stems from the fact that we have close to $200 billion of assets under management, along with access to ±$15 billion of liquidity to back our investment strategies. There are few organizations that can commit to the scale of transactions that we can. As a result, we are attractive counterparties for those wishing to transact on large assets.

We have invested over 20 years in building best-in-class operating platforms and now have 28,000 employees running our businesses. This tremendous asset gives us real time grass roots information needed to make more informed investment decisions, as well as unlock the value of our assets by managing them well.

Finally, our 100 year history as an international investor has given us a very global outlook. We are currently operating in virtually every country in which we wish to invest, and enjoy enormous flexibility of where we can invest capital. We are able to allocate capital to regions where it is scarce, which often results in opportunities to acquire assets for less than their replacement value, while avoiding regions that we believe are fully valued.

Three recent investments illustrate how we put these competitive advantages to work. The first is a rail and ports business (VLI) in Brazil which was owned by Vale, a global mining company. Vale wanted to raise capital to fund its core business and approached us to acquire a 27% interest in VLI. We were a logical choice because we are a local investor in Brazil and also have operating expertise, as owners of major rail and port infrastructure globally. As a result of these two attributes, we were able to diligence VLI’s operations and structure a transaction with assistance from our people from around the globe. The investment required approximately $850 million, which few other investors are able to commit, in particular in this stage of capital availability in Brazil.

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The second example comes from Ireland, where we have been named as the preferred bidder to acquire part of the government-owned utility Bord Gáis. The International Monetary Fund lent the Irish government significant capital to weather the financial crisis, which they are now repaying, in part by selling infrastructure assets. While we only had small operations in Ireland, we were able to send our global wind investment and operating teams to assess the wind assets owned by Bord Gáis. We are finalizing our purchase agreement with the state-owned seller. If successful, we will acquire 630 megawatts of operating wind farms and development projects. Our competitive advantages allowed us to dedicate this amount of capital to Ireland, assess these assets and transact in a challenging environment.

The third example is our investment in China Xintiandi, which owns a world class portfolio of retail and office properties. We believe that the combination of their owner, Shui On Land, as a local participant with our global knowledge and operating platforms will make our new venture one of the leading commercial property platforms in China. In addition, in a market where few others have been recently committing capital, we pledged $1.25 billion to this opportunity – $750 million to the initial portfolio and $500 million for new ventures. Few others have access to this size of capital and can devote the resources needed to succeed.

Our View on the United States

More recently, we have been investing a greater portion of our investment dollars outside of the United States. As a result, we are often asked if this means that we are negative on the United States. The bottom line is, absolutely not.

We are very positive on the United States for many reasons, which we will attempt to highlight here. For us, the attraction to other markets is simply that on a relative basis, they are currently offering far greater investment opportunities. This is largely the result of the United States recovery taking hold and capital availability coming back. As a result, the price now being paid in the United States for assets and the terms one receives are far different than a few years ago. This compares to emerging markets today, where capital is less available and therefore, relatively speaking, values are attractive; terms of acquisition are good, or both.

Our investments in the United States span every business we have and encompass over 50% of our operations, with approximately $100 billion of our assets. We continue to expand and grow each of these operations organically, and when opportunities arise with acquisitions. Each year we inevitably find acquisitions, but we always invest substantial capital with organic growth. For example, we are completing the development of a new electricity transmission system in Texas, building wind power facilities in California, expanding a major shopping mall in Hawaii, building a 5 million square foot complex for residential apartments and office space in Manhattan, and will build upwards of 5,000 single family and multifamily homes this year.

Our reasons for being positive on the United States are as follows:

Housing Recovery – The U.S. housing recovery is still only mid-cycle and a large number of jobs are being created as housing starts move towards 1.5 million homes built annually. This is good for employment and the wealth effect.

Demographics – Immigration brings additional people to the U.S. each year and has kept the U.S. demographics looking better than most countries in the world, including a fertility rate close to 2.1 births per couple; well beyond all developed countries of the world. This bodes well for continued GDP growth.

Labour Flexibility and Productivity – The entrepreneurial spirit in the United States drives great labour flexibility and productivity improvements. More jobs are lost and created than in any other place in the world. This leads to productivity enhancements and a good business environment, especially for risk taking start-ups.

Shale Oil and Gas Revolution – The U.S. is on track to be energy self-sufficient as the technology breakthrough of hydraulic fracking has unlocked vast shale oil and gas resources. This brings jobs, makes the country less reliant on oil from foreign suppliers and helps reduce the trade deficit.

Technological Advancements and Reinvention – From Silicon Valley advances, to the shale oil and gas revolution, to global leadership with financial institutions, investment managers and global companies, the U.S. leads both technological

6     BROOKFIELD ASSET MANAGEMENT

advances and global competitiveness. Well-developed U.S. bankruptcy laws also form part of this advantage, as few other countries have refined this framework as successfully.

Global Currency Standard and Deep Financial Markets – The U.S. has both the deepest financial markets in the world, as well as the global reserve currency. No country has yet come close on either. This is an incredible advantage which the United States possesses and provides tremendous strength and flexibility while they solve their fiscal issues.

The China Story

Our success depends on our ability to find opportunistic investments in real assets around the world, underwrite and acquire the assets, and operate them well in order to generate our targeted returns. While we have made small investments in China in the past, we were unable to find a significant opportunity where we could invest comfortably. During 2013, we found such an opportunity with a portfolio of Shanghai commercial properties.

The Chinese economy is incredibly large and diverse, and contains some economic regions that at best would be described as “pioneer,” has regions that are classically “emerging,” but most importantly has regions that are fully competitive on a global stage. Our view is that the Chinese economy will experience peaks and valleys along a rapid growth path. But by being careful with how we invest and by being integrated into the economy, these transitions will provide many opportunities for us, as they do in other countries around the world.

The misunderstanding by many Western observers lies in the premise that once China stumbles, it will fall behind, and never come back. To put this into context, one can compare China to the United States. In 1820, agriculture represented 80% of the U.S. economy. By 1920, agriculture had declined to 25%, and during this century of transition and growth there were both good and not so good economic periods. Contrast that to China, where in 1975 agriculture represented 80% of the Chinese economy and by 2030 it will represent 25%. In these 55 years of transition there were, and will be, many economic cycles. But like the U.S., we believe China will be a good place to invest over the long term.

The most commented on economic item is the impact of a Chinese slowdown on China, and the global economy. Our take is that many forget that this is largely the law of big numbers at work as the Chinese economy is now the second largest in the world. One must remember that at $8 trillion, even 6% growth creates a GDP increase which in itself is larger than most countries’ GDP, and in aggregate as large as the growth being added by the United States to the world’s economy annually.

We were fortunate to find a Chinese partner that not only recognized that our brand of institutional capital management, asset management and operations is greatly needed within China, but also owns one of the highest quality commercial property portfolios in the country. While we will only own 22% of the entity, we will be providing a number of our people into positions within the company. Our growth plans for China Xintiandi will be market and opportunity dependent, but we believe we can assist our partner in becoming one of the leading owners and operators of premier commercial properties within China.

The initial portfolio of properties owned by China Xintiandi consists of over 3.4 million square feet of premier quality office and retail assets in two truly irreplaceable locations within Shanghai. We believe Shanghai is one of the world’s leading cities and we are thrilled to be able to be a part of its future.

Operations

Overall assets under management are over $187 billion with fee bearing capital increasing to $79 billion. The distribution is as follows:

	Assets Under	Fee Bearing
US$ billions	Management	Capital

Property	$ 108	$ 30

Renewable Energy	19	11

Infrastructure	29	22

Private Equity	31	16

	$ 187	$ 79

Total carried interests realized in the year were $565 million with our expected annualized target carried interest now approximately $350 million based on current private fund capital. Fee related earnings increased by nearly 70%, due to

2013 ANNUAL REPORT     7

the expansion of fee bearing capital in our listed and private funds, as well as our public securities mandates. Combined with base fees and other incentive distributions, the estimated run-rate of fees and carry for our franchise is over $1 billion and growing rapidly as we continue to expand our business.

Performance across our funds was strong due to operational improvements and monetizations at attractive valuations. This has resulted in attractive returns for our private funds and continued FFO growth and distribution increases in our listed funds. In our public securities group, our real estate and infrastructure funds have developed exceptional long-term track records with top-decile performance over the past five and 10 years. This performance led to $30 million of performance fees in 2013.

Brookfield Property Group

Our property group recorded solid performance, with FFO increasing 3% year over year to nearly $560 million. This reflected excellent returns from our U.S. retail property portfolio, improvements in office leasing, and growth initiatives undertaken in the past five years.

We consolidated our real estate group with the launch of our flagship public entity, Brookfield Property Partners (BPY), and more recently launched a merger of our office business into BPY. This transaction has now received independent endorsement by the Board of Brookfield Office Properties, and we have received positive feedback from virtually all shareholders. Once complete in the first half of 2014, we believe BPY will have taken the next major step in its establishment as one of the largest and most diverse real estate investment entities globally.

We increased our stake in our U.S. shopping mall business by acquiring further shares from institutional clients who backed our restructuring of General Growth Properties (“GGP”) in 2010. This investment by BPY was funded by the issuance of a further $1 billion of shares to us and approximately $450 million to two of our sovereign wealth clients. In addition, we crystallized approximately $560 million in performance fees on our original investment, which was received in the fourth quarter of 2013. BPY now owns a 32% stake in GGP directly and we manage a further 8% for client accounts.

We closed fundraising for our $4.4 billion private real estate fund, which combined with our public market capital gives us a competitive advantage as we execute our strategy of building our premier global commercial property portfolio.

We made a number of acquisitions to increase the scope of our property operations, including the previously mentioned investment in Shanghai based China Xintiandi. We took over management of a property fund in India with $300 million of commitments and commercial real estate investments in two major business centres by working with an international financial company that wanted to exit this market.

We expanded our high quality office property portfolio by acquiring a Los Angeles office company with institutional clients, creating a $1.1 billion fund with seven high quality office properties comprising 8.3 million square feet of office space in downtown Los Angeles. We launched construction of new buildings in London, Perth, Calgary and Toronto after receiving significant leasing commitments from tenants. We began construction of the platform over the rail yards at our Manhattan West project in New York.

We acquired two leading warehouse operators and now have over 62 million square feet of operating assets and more than 79 million square feet of development assets across North America, Europe, the Middle East and China. We also acquired 36 multifamily properties in the United States with 9,100 apartment units.

Brookfield Renewable Energy Group

Our renewable energy business benefitted from improved hydrology, an expanded portfolio of hydroelectric assets and higher prices on sales of uncontracted electricity, with FFO rising 43% in 2013 to $447 million. In addition, we continued to find opportunities to expand our portfolio in Europe and North and South America through acquisitions and organic growth.

In Europe, we were recently named the preferred bidder to acquire part of a state-owned energy company which owns a portfolio of 330 megawatts of operating plants and 300 megawatts of development projects. This positions our group for future growth in a region that places a premium

8     BROOKFIELD ASSET MANAGEMENT

on renewable energy. If successful, we will integrate these operations and look to utilizing this business to expand in the future.

We also added to our existing hydroelectric and wind operations in New England, California and British Columbia by acquiring approximately 700 megawatts of generating facilities. In addition, we completed construction of three hydroelectric projects with nearly 100 megawatts of capacity.

Subsequent to the end of the year, we announced plans to acquire one third of a 417 megawatt hydroelectric plant in Pennsylvania, one of the largest hydro facilities in the northeastern U.S. Looking ahead, our pipeline of organic developments should add 1,700 megawatts of generating capacity to our portfolio.

Brookfield Infrastructure Group

Organic growth initiatives and acquisitions over the past three years are now contributing to excellent performance from our infrastructure group, with FFO rising 111% in 2013 to $472 million. We increased the scale of this business over the last year and are well positioned for future growth with a widely-held public entity and our follow-on flagship $7 billion private fund.

Our infrastructure group announced plans to acquire a number of assets in the fourth quarter, including a 27% stake in a rail and ports business in Brazil for approximately $850 million. This partnership with Vale should lead to other investment opportunities in the future. We also recently committed to acquire ports in Los Angeles and Oakland, partnering with a major shipping company that wanted to raise capital. Earlier in the year, we increased our stake in a network of South American toll roads with a $700 million investment and added to our district energy businesses with acquisitions in Houston and New Orleans.

Organic growth initiatives during the year included commissioning our Texas electrical transmission network. The merger of our UK utility business with its largest competitor was also completed early in the year, and after refinancing this asset, we increased FFO by more than 70%.

The expansion of our infrastructure portfolio was funded in part by recycling capital from mature assets, newly issued shares in Brookfield Infrastructure, and institutional clients. We sold Canadian and U.S. timber investments for $3 billion and a minority ownership in a New Zealand utility for proceeds of $410 million.

Brookfield Private Equity Group

We often spend many years improving investee businesses and investing capital before reaping the rewards of our efforts. Last year, we harvested the results of many years of hard work on a number of companies involved in the U.S. homebuilding business. This resulted in FFO increasing by 152%, year over year, to $658 million.

Realizations over last year included the sale of a U.S. paper and packaging business to a strategic buyer for $1 billion. We also agreed to sell our stake in a major oriented strand board producer to a competitor in a cash and stock deal that generated $250 million in cash and gives us continued exposure to improving housing markets though a meaningful equity position in North America’s largest OSB producer. We sold an additional $265 million of shares in forest product companies and continue to hold a significant position in these businesses. Our North American residential property development operations also achieved excellent results with land values increasing across virtually every market and home sales velocity increasing.

We made a number of promising investments in the energy business in 2013, where we believe relatively low natural gas prices had led to attractive valuations. This has resulted in us building one of North America’s largest coal bed methane businesses, adding significant scale in 2013 with a $215 million acquisition. We also privatized two junior oil and gas companies and merged their operating platforms.

We invested in a cold storage business with facilities in Toronto and Calgary that we believe can be developed into a significant national company. And as part of our strategy to assist commodity companies which have lost access to public market financing, we made a $170 million loan to a palladium mining company that needed capital to complete an expansion project.

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Strategy and Goals

Our strategy is to provide world-class alternative asset management services on a global basis, focused on real assets such as property, renewable energy, infrastructure, and private equity investments. Our business model utilizes our global reach to identify and acquire high quality assets at favourable valuations, finance them prudently, and then enhance the cash flows and values of these assets through our established operating platforms to achieve reliable attractive long-term total returns.

Our primary long-term goal is to achieve 12% to 15% compound annual returns measured on a per share basis. This increase will not occur consistently each year, but we believe we can achieve this objective over the longer term by:

•

Offering a focused group of Funds on a global basis to our clients; while utilizing our discretionary capital to invest beside these clients, and to support our Funds in undertaking transactions they could not otherwise contemplate without our assistance;

•

Focusing the majority of our investments on high quality, long-life, cash-generating real assets that require minimal sustaining capital expenditures, having some form of barrier to entry, and characteristics that lead to appreciation in the value of these assets over time;

•	Utilizing our operating experience, global platform, scale and extended investment horizons to enhance returns over the long term;

•

Maximizing the value of our operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require a large initial capital investment, have relatively low variable operating costs, and can be financed on a long-term, low-risk basis, even a small increase in the top-line performance typically results in a disproportionately larger contribution to the bottom line; and

•	Actively managing our capital. Our strategy of operating our businesses as separate units provides us with opportunities from time to time to enhance value by buying or selling assets or parts of a business if the markets enable access to capital at attractive terms. As a result, in addition to the underlying value created in the business, this strategy allows us to earn extra returns over those which would otherwise be earned. In addition, we often capitalize on mispricing of our securities in the stock market by repurchasing shares of the company when opportunities arise and the valuation is compelling.

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt

Chief Executive Officer

February 14, 2014

10     BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Our Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the fiscal year ended December 31, 2013. This MD&A should be read in conjunction with our 2013 annual consolidated financial statements and related notes and is dated March 28, 2014. Unless the context indicates otherwise, references in this Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. All amounts are in U.S. dollars, and are based on financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board unless otherwise noted.

Additional information about the company, including our 2013 Annual Information Form, is available free of charge on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Organization of the MD&A

PART 1 – Overview and Outlook
Our Business	12
Strategy and Value Creation	13
Economic and Market Review and Outlook	14
Basis of Presentation and Use of Non-IFRS Measures	16

PART 2 – Financial Performance Review
Selected Annual Financial Information	18
Annual Financial Performance	19
Financial Profile	26
Quarterly Financial Performance	31
Corporate Dividends	33

PART 3 – Operating Segment Results
Basis of Presentation	34
Results by Operating Segment	36
Asset Management	37
Property	40
Renewable Energy	43
Infrastructure	45
Private Equity	47
Residential Development	47
Service Activities	48
Corporate Activities	49

PART 4 – Capitalization and Liquidity
Financing Strategy	50
Capitalization	50
Interest Rate Profile	55

Liquidity	56
Review of Consolidated Statement of Cash Flows	57
Contractual Obligations	58
Exposures to Selected Financial Instruments	58

PART 5 – Operating Capabilities, Environment and Risks
Operating Capabilities	59
Risk Management	59
Business Environment and Risks	60

PART 6 – Additional Information
Accounting Policies and Internal Controls	72
Related Party Transactions	76

Part 1 provides an overview of our business, including a discussion of our strategy, and the economic environment and outlook at the time of writing. This section also contains information on the basis of presentation of financial information contained in the MD&A and key financial measures.

Part 2 provides an overview of our annual and fourth quarter financial results utilizing key financial measures contained in our Consolidated Statements of Operations, Other Comprehensive Income and Consolidated Balance Sheets over the past three years including a discussion of variances between the periods.

Part 3 is a discussion of the results of our various operating segments based on key financial measures, including certain non-IFRS measures such as Funds from Operations and Net Operating Income. We also utilize key operating metrics in the discussion.

Part 4 reviews our capitalization and liquidity profile.

Part 5 discusses our operating capabilities and a number of key risks associated with our business and our issued securities. Further information on risks is contained in our Annual Information Form.

Part 6 contains additional information on our accounting policies, internal control environment and related party transactions.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. We may make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” on page 146.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to this most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

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PART 1 – OVERVIEW AND OUTLOOK

OUR BUSINESS

Brookfield is a global alternative asset manager with over $175 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable energy, infrastructure and private equity.

We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest alongside us in these assets. As at December 31, 2013, our managed funds and entities represented approximately $80 billion of invested and committed fee bearing capital, of which $26 billion was from Brookfield. These products include publicly traded entities that are listed on major stock exchanges as well as private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors. We also manage public securities through a series of segregated accounts and mutual funds.

Our business model is simple: utilize our global reach to identify and acquire high-quality assets at favourable valuations, finance them on a long-term basis, enhance the cash flows and values of these assets through our operating platforms to earn reliable, attractive long-term total returns, and when opportunities arise realize capital from asset sales or refinancings.

Organization Structure

Our operations are organized into four principal groups (“operating platforms”): property, renewable energy, infrastructure and private equity. These platforms are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by a series of listed and private funds managed by us that are in turn funded by capital from ourselves and our clients.

We have formed large capitalization listed entities in each of our property, renewable energy and infrastructure segments, which serve as the primary vehicles through which we will invest in each respective segment. As well as owning assets directly, these entities serve as the cornerstone investors in our institutional private funds, alongside capital committed by institutional investors. For example, within our infrastructure operations, we have established Brookfield Infrastructure Partners L.P. (“BIP” or “Brookfield Infrastructure Partners”), a publicly listed entity that currently has a $8.2 billion market capitalization. In addition to owning and operating a portfolio of infrastructure assets, BIP is also the cornerstone investor in our Brookfield Infrastructure Fund II, a private investment partnership with $7.0 billion of committed capital. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital. Our private equity business is conducted primarily through private funds with capital provided by institutions and ourselves. We do not currently envisage the formation of a listed entity within these operations as we do not believe these investments would be properly valued in the capital markets on a standalone basis.

Our balance sheet capital is invested primarily in our three flagship listed issuers, our private equity funds, and in several directly held investments and businesses.

The following chart is a condensed version of our organizational structure.

12     BROOKFIELD ASSET MANAGEMENT

STRATEGY AND VALUE CREATION

Our business is centred around on the ownership and operation of real assets, which we define as long-lived, hard assets that form the critical backbone of economic activity, including property, renewable energy and infrastructure facilities. Whether they provide high-quality office or retail space in major urban markets, generate reliable clean electricity, or transport goods and resources between key locations, these assets play an essential role within the global economy. Additionally, these assets typically benefit from some form of barrier to entry, regulatory regime or other competitive advantage that provide for relatively stable cash flow streams, strong operating margins and value appreciation over the longer term.

We currently own and manage one of the world’s largest portfolios of real assets. We have established a variety of investment products through which our clients can invest in these assets, including both listed entities and private funds. We actively invest our own capital alongside our clients, ensuring a meaningful alignment of interests.

We are active managers of capital. We strive to add value by judiciously and opportunistically reallocating capital among our businesses to continuously increase returns. Our operating platforms include over 28,000 employees worldwide who are instrumental in maximizing the value and cash flows from our assets. As Real Asset operations tend to be industry-specific and often driven by complex regulations, we believe operational experience is necessary in order to maximize efficiency and productivity. Our track record shows that we can add meaningful value and cash flow through “hands-on” operational expertise, whether through the negotiation of property leases, energy contracts or regulatory agreements, or through a focus on optimizing asset development, operations or other activities.

We finance our operations on a long-term, investment-grade basis, typically employing stand-alone asset-by-asset financing with minimal recourse to other parts of the organization. We also strive to maintain excess liquidity at all times in order to respond to opportunities as they arise. This provides us with considerable stability and enables our management teams to focus on operations and other growth initiatives. It also improves our ability to withstand financial downturns and provides the strength and flexibility to capitalize upon attractive opportunities.

We prefer to invest when capital is less available to a specific market or industry and in situations that tend to require a broader range of expertise and be more challenging to execute. We believe these situations provide much more attractive valuations than competitive auctions and we have considerable experience in this specialized field.

We maintain development and capital expansion capabilities and a large pipeline of attractive opportunities. This provides flexibility in deploying growth capital, as we can invest in both acquisitions and organic developments, depending on the relative attractiveness of returns.

As an asset manager, we create value for shareholders in the following ways:

•

We offer attractive investment opportunities to our clients through our managed funds and entities that will, in turn, enable us to earn base management fees based on the amount of capital that we manage, and additional returns such as incentive distributions and carried interests based on our performance. Accordingly, we create value by increasing the amount of capital under management and by achieving strong investment performance that leads to increased cash flows and asset values.

•

We invest significant amounts of our own capital, alongside our clients in the same assets. This differentiates us from many of our competitors, creates a strong alignment of interest with our clients and enables us to create value by directly participating in the cash flows and value increases generated by these assets, in addition to the performance returns that we earn as the manager.

•

Our operating capabilities enable us to increase the value of the assets within our businesses, and the cash flows they produce. Through our operating expertise, development capabilities and effective financing, we believe our specialized Real Asset experience can help to ensure that an investment’s full value creation potential is realized. We believe this is one of our most important competitive advantages as an asset manager.

•

We aim to finance assets effectively, using a prudent amount of leverage. We believe the majority of our assets are well suited to support an appropriate level of investment-grade secured debt with long-dated maturities given the predictability of the cash flows and tendency of these assets to retain substantial value throughout economic cycles. This is reflected in our return on net capital deployed, our overall return on capital and our cost of capital. While we tend to hold our assets for extended periods of time, we endeavour to maximize our ability to realize the value and liquidity of our assets on short notice and without disrupting our operations.

•

Finally, as an investor and capital allocator with a value investing culture and expertise in recapitalizations and operational turnarounds, we strive to invest at attractive valuations, particularly in situations that create opportunities for superior valuation gains and cash flow returns.

2013 ANNUAL REPORT     13

ECONOMIC AND MARKET REVIEW AND OUTLOOK

(As at January 31, 2014)

Overview and Outlook

The global investment landscape was shaped by several key trends during 2013, as the positive catalyst of a generally improving economic environment was offset by concerns over rising interest rates. In particular, the U.S. economy gained further strength over the course of the year, driven by an improving labour market, an expansion in household net worth and continued recovery of both the residential and commercial property markets. This positive momentum led the U.S. Federal Reserve to begin tapering its asset purchase program late in the year, in a move that had been widely discussed and debated in the marketplace for months. Indeed, anticipation of a tapering announcement weighed on investor sentiment for much of the year, leading to rising interest rates and capital market volatility. Fortunately, the Federal Reserve reiterated its commitment to maintaining a low interest rate environment for the foreseeable future and to providing sufficient support as needed. As a result, we believe implementation of tapering activity will serve to reduce uncertainty surrounding U.S. monetary policy and provide a meaningful vote of confidence in U.S. economic growth.

Over the course of the year, developed markets outperformed emerging markets, as developed markets tended to benefit from ongoing economic recovery and strong capital flows while emerging markets faced the challenges of elevated inflation, falling currency values and the overhang from reduced monetary stimulus in the U.S., in addition to uncertainty surrounding China’s transition away from an investment-led economy. Although we expect short-term volatility to persist within emerging markets, we believe recent performance may lead to attractive investment opportunities over the medium term.

Looking ahead, we anticipate a period of normalizing interest rates and economic growth. Importantly, we expect accommodative monetary policy to continue in the U.S. and across many developed markets, providing further support for the global economic recovery. While the performance of yield-oriented asset classes may be challenged in a rising interest rate environment, we believe demand for assets offering current income and upside growth potential will continue to accelerate. In particular, real assets, such as property, renewable energy and infrastructure, should benefit from an improving economy and the eventual return of inflation, resulting in growing revenues and cash flow streams. Accordingly, we believe that real assets are well-positioned to benefit from a recovering global economy while offering attractive current income and capital preservation to guard against future market volatility.

United States

Following an upward revision of U.S. real GDP growth to 4.1% in the third quarter, growth slowed in the fourth quarter to 3.2%, due in part to the effect of the federal government shutdown in early October as well as to inclement weather in December. However, real GDP growth should rebound in 2014 as consumer confidence improves, private spending continues to increase and the effect of government spending cuts and tax increases diminish further. Many economists are now forecasting U.S. real GDP growth to exceed 3% over the next several years, which would mark the most robust pace of U.S. economic expansion since before the 2008/9 recession. Business confidence continues to strengthen and the ISM Manufacturing Index is pointing to a strong expansion, which should bode well for U.S. industrial production. Furthermore, capacity utilization is high across almost all sectors and corporate profits are strong, indicating that capital investment is poised to increase.

In terms of construction, a key driver of the U.S. economic recovery, housing starts exceeded one million units on an annual basis in November and December for the first time since the recession. We continue to expect a positive trend given the strength in homebuilders’ confidence, further improvements in household balance sheets and the low level of unsold housing stock.

As the U.S. economy improved during 2013, the labour market continued to heal as well. The year as a whole produced average monthly job gains of 182,000, leading the unemployment rate to fall from 7.9% in December 2012 to 6.7% in December 2013. Importantly, this figure is nearing the 6.5% target rate set by the U.S. Federal Reserve as a key threshold of its forward monetary policy guidance. However, inflation remains low, averaging 1.1% during the first two months of the fourth quarter, down from 1.6% in the previous quarter. The lack of underlying inflationary pressure in this early stage of economic recovery suggests that short-term interest rates will remain low even as the Federal Reserve winds down its quantitative easing program. As a result, we expect relatively robust U.S. economic growth during 2014, as private consumption and investment advance further.

Canada

Canadian economic growth continues to moderate as household debt deleveraging has led to softer housing and labour market activity. Residential building activity slowed during 2013, with housing starts averaging 188,000 units, or 12.7% below the level recorded in 2012. Job growth slowed in 2013 as well, with employment increasing by approximately 100,000 jobs in the year, down from the 300,000 jobs created during 2012. The unemployment rate was essentially unchanged in 2013, ending the year at 7.2%. Given the general slowing of the overall economy, the inflation rate remained well below the Bank of Canada’s target of 2.0%, suggesting that the central bank will maintain a low interest rate environment for the foreseeable future. Importantly, as the U.S. economy continues to gather momentum, Canada should benefit from increased exports, particularly given the recent depreciation of the Canadian dollar. We expect this implicit economic stimulus to provide support for modest economic growth near 2.0% in 2014.

14     BROOKFIELD ASSET MANAGEMENT

United Kingdom

Economic growth in the UK continued to advance in the fourth quarter, with real GDP expanding by 2.8%. During a year in which growth was largely supported by consumption, retail sales surged 5.3% in December relative to the same period in 2012. This robust end to the year helped to generate full year 2013 economic growth of 1.8%. While consumption is expected to remain supportive of growth in the year ahead, we believe investment and exports are likely to become the main drivers of the UK economy. Although industrial production remains nearly 9% below pre-recession levels, recent business confidence surveys and PMI data indicate that activity is poised to accelerate. Moreover, the labour market ended the year with an increase of 280,000 jobs in the three months to November, the largest increase on record, with almost all of the increase in permanent, full-time employment. As a result, the unemployment rate fell to just 7.1%, only slightly above the 7.0% target adopted by the Bank of England under its forward guidance policy. The improving labour market is likely to place additional pressure on the central bank to revisit its current low interest rate policy, although Bank of England officials have not provided any indication that rate hikes are on the horizon and inflation has eased back to the official target. Overall, it is likely that monetary policy will remain accommodative in 2014 and we expect the UK economy to generate growth of 2.5% during the course of the year.

Europe

Positive economic developments in the Eurozone continued in the fourth quarter, with real GDP growth of 0.4% on a year-over-year basis. Growth has improved in Germany and France to 1.4% and 0.5%, respectively, while the pace of decline continues to moderate in Italy, Spain and Greece. Additionally, the Eurozone trade balance is near record highs, as Germany continues to run a large trade surplus while peripheral countries have reduced their trade deficits. A stronger external environment should provide additional support for Eurozone economies in 2014, although debt levels remain high in many member states and a roadmap to deleveraging remains elusive. Eurozone inflation continues to trend below 1.0%, as the rate of price growth slows or declines in many countries. This weakness raises the possibility of deflation, although the European Central Bank appears determined to avoid such a situation. Looking ahead, we believe European policymakers will need to make further progress on reforms during 2014 while carefully managing the dual risks of debt deleveraging and potential deflation.

Brazil

Near-term growth in Brazil weakened during the fourth quarter to approximately 2.0% year-over-year, as rising interest rates and currency volatility continued to challenge the economy. Although the rate of inflation has fallen from a peak of 6.7% in July to 5.9% in December, the rate remains near the upper end of the target range set by Brazil’s central bank. Moderating food prices have helped to lower overall inflation and recent agricultural commodity price declines suggest that food inflation may slow further, but energy and transport prices may become sources of inflationary pressure going forward. In an attempt to curb rising price levels, the Brazilian central bank increased the benchmark interest rate by 275 basis points in 2013 and an additional 50 basis points in January 2014, to a level of 10.5%. Despite this tightening of monetary policy, the Brazilian Real depreciated by 15.0% over the course of the year, as investors reduced holdings of emerging market currencies. Importantly, the decline in the exchange rate should help to offset the drag that net exports have recently placed on Brazilian growth. In a further positive sign, the share of GDP growth from investment has been increasing in recent quarters and currently stands near 20.0%, as the economy strives to meet the demands of a growing middle class. Although we anticipate that current challenges are likely to persist, we believe that recent levels of growth are well below Brazil’s long-term potential. Accordingly, we continue to expect that subdued growth in the short term will give way to longer-term growth in the range of 3.0% to 4.0%.

China

Real GDP growth in China slowed slightly to 7.7% during the fourth quarter but remained firmly within the central government’s target range. Although nominal GDP growth remains near 10.0%, economic indicators are suggesting a modest level of deceleration. Additionally, optimism surrounding market reforms is softening, as fixed asset investment grew by nearly 20% in 2013 and supplied approximately 45% of total nominal GDP. Although retail sales increased 11.5% over the same time period, private consumption only contributed 36% to total nominal GDP, suggesting the transition from an investment-based economy to a consumption-based economy will be a long-term process. The Chinese central bank remains concerned over the pace of credit growth and has been selective in efforts to ease interbank liquidity, resulting in sporadic volatility within the lending market. Moving forward, slower credit expansion is likely, which may weigh on overall growth. Nonetheless, we view recent policy decisions intended to accelerate the transition away from an investment-led economy as positive developments and expect that growth in the services sector within China will be meaningful over the coming years.

Australia

On a relative basis, the Australian economy continues to produce solid results, with annualized real GDP growth of 2.3% in the third quarter. However, this result marks the fourth consecutive quarter of growth below historical averages, as the pace of mining investment has begun to decelerate. A key driver of recent economic growth, mining investment has plateaued and will subside over the next few years as capital intensive mega projects commence production. We expect the Australian economy to revert to trend-line growth of 3.0% by 2015, with increases in residential construction and government infrastructure investment expected to help mitigate the effects of declining mining investment. Importantly, the Australian economy continues to be supported by accommodative monetary policy, with the base rate currently at a historical low of 2.5%. This environment has led to strong

2013 ANNUAL REPORT     15

house price gains, new dwelling approvals and retail spending. The labour market has also remained healthy, with unemployment ending the year at 5.8%. However, we are monitoring early indicators of potential weakness that may lead to an increase in the unemployment rate in the year ahead, including low levels of advertised jobs and a decrease in full-time employment during 2013. The Australian dollar has steadily declined over the past three months, dropping by over 6.5% since last October, driven largely by increased expectations of U.S. dollar outperformance as the U.S. economic outlook improves and the U.S. Federal Reserve reduces monetary stimulus. Going forward, we believe recent lifts in consumer and business confidence will endure and the lower Australian dollar will benefit many sectors through improved international competitiveness. When combined with low interest rates, these factors should encourage business activity and provide an offset to slowing mining investment.

BASIS OF PRESENTATION AND USE OF NON-IFRS MEASURES

Basis of Accounting

We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. We are listed on the Toronto Stock Exchange, New York Stock Exchange and Euronext and recognize that IFRS may not be the generally used accounting methodology for all readers of this report. The following discussion contains a summary of two key features of IFRS that we believe are particularly relevant to users of our financial statements. Our significant accounting policies are described in Note 2 to our consolidated financial statements, which also contains a summary of critical judgments and estimates.

Use of Fair Value Accounting

We account for a number of our assets at fair value including our commercial properties, renewable energy assets, and certain of our infrastructure and financial assets. Property, plant and equipment and inventory included within our private equity operations are recorded at amortized historic cost or the lower of cost and net realizable value. Public service concessions within our infrastructure operations are considered intangible assets and are amortized over the life of the concession. Other intangible assets and goodwill are recorded at amortized cost or cost. Equity accounted investments follow the same accounting principles as our consolidated operations and accordingly, include amounts recorded at fair value and amounts recorded on another basis depending on the nature of the underlying assets.

We classify the vast majority of our commercial property assets, including our office and retail property portfolios, as investment properties. Investment properties are revalued on a quarterly basis and changes in value are recorded as fair value changes within net income. Standing timber and agricultural assets are classified as sustainable resources and accounted for in a similar manner as investment properties. Depreciation is not recorded on investment properties or sustainable resources that are fair valued.

Our renewable energy facilities and certain of our infrastructure assets are classified as property, plant and equipment and we have elected to record these assets at fair value using the revaluation method. Unlike investment properties, these assets are revalued on an annual basis and changes in value are recorded as revaluation surplus within other comprehensive income and accumulated within common equity. Depreciation is recorded on the revalued carrying values at the beginning of each year and recorded in net income. If a revaluation results in the fair value declining below the depreciated cost of the asset, then an impairment is charged to net income. Impairments of this nature may be subsequently reversed through increases in value. We also record a relatively small amount of property, plant and equipment within our property operations using the revaluation method.

A significant amount of the carrying value of our infrastructure operations is recorded as intangible assets and reflect the fair value of the regulatory rate base or other characteristics at acquisition. Intangible assets are carried at cost, subject to periodic impairment tests, and are amortized over their useful lives unless they are determined to have an indefinite life, in which case amortization is not recorded.

Financial assets, financial contracts and other contractual arrangements that are treated as derivatives are recorded at fair value in our financial statements and changes in their value are recorded in net income or other comprehensive income, depending on their nature and business purpose (i.e., whether a security is held for trading, is available-for-sale, or whether a financial contract qualifies for hedge accounting or not). The more significant and more common financial contracts and contractual arrangements employed in our business that are fair valued include: interest rate contracts, foreign exchange contracts, and agreements for the sale of electricity.

16     BROOKFIELD ASSET MANAGEMENT

Consolidated Financial Information

We consolidate a number of entities even though we hold only a minority economic interest. This is the result of our exercising control, as determined under IFRS, over the affairs of these entities due to contractual arrangements and our significant economic interest in these entities. As a result, we include 100% of the revenues and expenses of consolidated entities in our consolidated statement of operations, even though a substantial portion of the net income of the entity is attributable to non-controlling interests. On the other hand, revenues and expenses between consolidated entities, such as asset management fees, are eliminated in our consolidated statement of operations; however these items impact the allocation of net income between shareholders and non-controlling interest.

Interests in entities over which we exercise significant influence, but where we do not exercise control, are accounted for as equity accounted investments. We record our proportionate share of their comprehensive income on a “one-line” basis as equity accounted income within net income and as equity accounted investments within other comprehensive income. As a result, our share of items such as fair value changes, that would be included with other fair value changes if the entity was consolidated, are instead included within equity accounted income.

Certain of our consolidated subsidiaries and equity accounted investments do not utilize IFRS for their own reporting purposes. The comprehensive income utilized by us is determined using IFRS and may differ significantly from the comprehensive income pursuant to the accounting principles reported by the investee. For example, IFRS provides a reporting issuer a policy election to fair value its investment properties such as office and retail properties, as described above, whereas other accounting principles such as U.S. GAAP may not. Accordingly, their stand-alone statutory financial statements, which may be publicly available, may differ from those which we consolidate.

Foreign Currency Translation

Changes in the rate of exchange between the U.S. dollar and the currencies in which we conduct our non-U.S. operations will typically impact our operating results and our financial position. As a general rule, changes in the average annual rate of exchange will impact the value at which the results of non-U.S. operations are included in consolidated net income, whereas changes in the spot rates will impact the values at which non-U.S. assets and liabilities are included in our consolidated balance sheet. Please refer to note 2(d) of our consolidated financial statements (Significant Accounting Policies – Foreign Currency Translation). The relevant exchange rates that impact our business are shown in the following table:

	Year-end Spot Rate			Change		Average Annual Rate			Change

				2013	2012				2013	2012
	2013	2012	2011	vs. 2012	vs. 2011	2013	2012	2011	vs. 2012	vs. 2011
Australian dollar	0.8918	1.0395	1.0205	(14)%	2%	0.9682	1.0357	1.0329	(7)%	—

Brazilian real	2.3635	2.0435	1.8758	(16)%	(9)%	1.9552	1.9546	1.8000	—	(9)%

Canadian dollar	0.9414	1.0079	0.9787	(7)%	3%	0.9713	1.0004	1.0109	(3)%	(1)%

Use of Non-IFRS Measures

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. These measures are used primarily in Part 3 of the MD&A. We utilize these non-IFRS measures in managing the business, including performance measurement, capital allocation and valuation and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within Part 3 of this MD&A and elsewhere as appropriate.

2013 ANNUAL REPORT     17

PART 2 – FINANCIAL PERFORMANCE REVIEW

SELECTED ANNUAL FINANCIAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)				Change
	2013	2012	2011	2013 vs 2012	2012 vs 2011
CONDENSED STATEMENT OF OPERATIONS

Total revenues and other gains	$20,830	$18,766	$15,988	$2,064	$2,778

Direct costs	(13,928)	(13,961)	(11,957)	33	(2,004)

Other income	525	—	—	525	—

Equity accounted income	759	1,237	2,199	(478)	(962)

Expenses

Interest	(2,553)	(2,500)	(2,355)	(53)	(145)

Corporate costs	(152)	(158)	(168)	6	10

Fair value changes	663	1,153	1,395	(490)	(242)

Depreciation and amortization	(1,455)	(1,263)	(905)	(192)	(358)

Income taxes	(845)	(519)	(515)	(326)	(4)

Net income	3,844	2,755	3,682	1,089	(927)

Non-controlling interests	(1,724)	(1,375)	(1,725)	(349)	350

Net income attributable to shareholders	$2,120	$1,380	$1,957	$740	$(577)

Net income per share	$3.12	$1.97	$2.89

CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

Fair value changes and other	$1,508	$1,618	$1,919	$(110)	$(301)

Foreign currency translation	(2,429)	(110)	(834)	(2,319)	724

Taxes on above items	(280)	(432)	(147)	152	(285)

Other comprehensive income	(1,201)	1,076	938	(2,277)	138

Non-controlling interests	406	(563)	(143)	969	(420)

Other comprehensive income attributable to shareholders	(795)	513	795	(1,308)	(282)

Comprehensive income attributable to shareholders	$1,325	$1,893	$2,752	$(568)	$(859)

BALANCE SHEET INFORMATION

AS AT DECEMBER 31 (MILLIONS)

Consolidated assets	$112,745	$108,862	$91,236	$3,883	$17,626

Borrowings and other non-current financial liabilities	53,061	51,887	42,383	1,136	9,504

Equity	47,526	44,338	37,489	3,188	6,849

Dividends declared for each class of issued securities for the three most recently completed years are presented on page 33.

18     BROOKFIELD ASSET MANAGEMENT

ANNUAL FINANCIAL PERFORMANCE

The following section contains a discussion and analysis of line items presented within our consolidated financial statements. We have disaggregated several of the line items into the amounts that are attributable to our eight operating segments in order to facilitate the review of variances.

The financial data in this section has been prepared in accordance with IFRS for each of the three most recently completed financial years. The 2012 and 2011 consolidated IFRS results have been adjusted to reflect changes in the company’s accounting policies on a retroactive basis, as noted in Part 6 of this MD&A and Note 2 of the December 31, 2013 consolidated financial statements.

Overview

2013 vs. 2012

Net income attributable to shareholders of $2.12 billion increased $740 million or 54% from a year ago. On a per share basis, net income was $3.12 and $1.97 in the current and prior year, respectively.

The increase in net income reflects improved operating performance in almost all of our operations. Of particular note, we earned $566 million of carried interests within our asset management activities and a $664 million gain on the sale of an investment within our private equity operations ($261 million attributable to shareholders), both of which are included in total revenue and other gains in our Consolidated Statement of Operations. We also recorded $525 million of other income on the settlement of long-dated interest rate swaps. Direct costs were virtually unchanged as the addition of costs within recently acquired or expanded operations were offset by the removal of costs associated with operations sold during the past two years.

We recorded a lower level of fair value gains on consolidated investment property assets as well as those held through equity accounted investments, resulting in a decrease of $478 million in equity accounted income and a decrease of $490 million in fair value changes. Our provision for income taxes increased by $326 million, while the net income attributable to non-controlling interests increased by $349 million, reflecting the higher level of earnings.

2012 vs. 2011

In 2012, net income attributable to shareholders of $1.38 billion decreased by $577 million or 29% from 2011. Net income per share for was $1.97 for 2012 and $2.89 in 2011.

The most significant contributor to the decrease in net income in 2012, compared to 2011, was the amount of fair value changes recorded in 2011, including our proportionate share of fair value gains recorded by equity accounted investments. The largest single factor was a decrease of $422 million in the equity accounted income from General Growth Properties (“GGP”) in 2012 compared to 2011, almost all of which was attributable to shareholders. The decrease reflects our share of the reduced amount of fair value gains recorded on GGP’s investment properties in 2012 relative to 2011. We also recorded a lower level of fair value gains in equity accounted commercial office properties relative to 2011 in part due to the consolidation of our U.S. Office Fund part way through that year.

Statement of Operations

Total Revenues and Other Gains and Direct Costs

The following tables present consolidated total revenues and other gains and direct costs, which we have disaggregated into our operating segments, consistent with Note 3 to our consolidated financial statements, in order to facilitate a review of year-over-year variances. Segmented revenue is presented in the following table and reconciled to consolidated revenues.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)				Change
	2013	2012	2011	2013 vs 2012	2012 vs 2011
Total revenues and other gains

Asset management	$1,183	$450	$331	$733	$119

Property	4,569	3,982	2,760	587	1,222

Renewable energy	1,620	1,179	1,140	441	39

Infrastructure	2,388	2,178	1,792	210	386

Private equity	4,804	4,424	3,912	380	512

Residential development	2,521	2,476	2,850	45	(374)

Service activities	3,817	4,140	3,204	(323)	936

Corporate activities	347	260	228	87	32

Eliminations and adjustments[1]	(419)	(323)	(229)	(96)	(94)

Total consolidated revenues	$20,830	$18,766	$15,988	$2,064	$2,778

1.	Adjustment to eliminate base management fees and interest income earned from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

2013 ANNUAL REPORT     19

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)				Change
	2013	2012	2011	2013 vs 2012	2012 vs 2011
Direct costs

Asset management	$318	$260	$226	$58	$34

Property	2,333	1,812	1,077	521	735

Renewable energy	550	475	379	75	96

Infrastructure	1,125	1,190	959	(65)	231

Private equity	3,391	3,826	3,592	(435)	234

Residential development	2,297	2,279	2,537	18	(258)

Service activities	3,687	3,911	3,054	(224)	857

Corporate activities	66	114	46	(48)	68

Eliminations and adjustments[1]	161	94	87	67	7

	$13,928	$13,961	$11,957	$(33)	$2,004

1.	Adjustment to reallocate unallocated segment costs

2013 vs. 2012

Total revenues and other gains increased by $2.06 billion or 11% from last year and direct costs decreased by $33 million or 0.2%.

Asset management: Revenues increased by $733 million to $1,183 million with carried interests contributing $549 million of the increase. We realized $566 million of carried interests upon crystallizing client investment gains in 2013, including $558 million on our consortium investment in General Growth Properties. Base management fees increased by $150 million to $502 million due to a 32% increase in fee bearing capital following the formation of Brookfield Property Partners and increases in capital committed to property and infrastructure funds. The increase in direct costs reflects the higher level of fee bearing capital, which in turn gave rise to an increased level of investment activity and professional resources. We reallocated costs from our corporate activities segment to our asset management segment following the formation of Brookfield Property Partners to match them with the associated fee revenues. The increase in performance based fees within our public securities operations resulted in increased performance based compensation awards.

Property: Revenues and direct costs increased by $587 million and $521 million, respectively, primarily due to the inclusion of a full year of results of a large hotel resort property that was acquired in April 2012 and the revenues and costs of industrial and logistics businesses acquired in 2013 and during the latter part of 2012.

Renewable energy: Generation revenues were $441 million higher than the prior year. Revenue from facilities owned throughout both years increased by $209 million from a return to near normal hydrology conditions in North America, compared to very dry conditions in 2012, which resulted in generation that was 12% below long-term averages. Newly acquired or commissioned assets contributed an additional $218 million of revenues. Direct costs are largely fixed and increased by $75 million over the prior year reflecting the costs incurred by new assets.

Infrastructure: Revenues increased $210 million compared to prior year due to additional revenues from recently completed capital expansions initiatives, including our Australian rail expansion, and acquisitions of a utility business in the United Kingdom and toll roads in South America. This was partially offset by lower timber revenues following the sale of our Pacific Northwest timberlands during the third quarter of the year. Direct costs decreased by $65 million during the year, following the sale of Pacific Northwest timberlands which was partially offset by costs incurred within recently acquired or expanded businesses.

Private equity: Total revenues and other gains increased by $380 million and direct costs decreased by $435 million, primarily as a result of the sale of a paper and packaging business midway through 2013 on which we recorded a gain of $664 million. Excluding the gain, revenues decreased following the elimination of revenues generated by disposed assets. This decrease was partially offset by the impact of higher prices and increased volumes within our wood-based panel production and forestry operations. U.S. housings starts, the largest driver of the North American panelboard demand, improved 18% in 2013, resulting in oriented strand board prices reaching the highest level in nine years. Average realized prices during 2013 for lumber and logs were higher by 8% and 21%, respectively, over last year in our forest products business.

Residential development: The increase in residential revenues of $45 million is due to increased volumes of home closings combined with an increase in average home selling price resulting in higher housing margins. The increase in revenues from home closings was offset by decreased land sales revenue for the year ended December 31, 2013. We completed a larger volume of lots and multifamily acre parcel sales in 2012. Direct costs increased by $18 million reflecting the costs incurred in respect of increased home sales.

Service activities: Revenues decreased by $323 million, the majority of which reflects the absence of revenues and costs following the partial sale of an Australian property services business in early 2013 and the majority sale of a large U.S. property

20     BROOKFIELD ASSET MANAGEMENT

brokerage business in late 2012 which resulted in both of these operations being deconsolidated. These decreases were partially offset by higher construction revenues relating to increases in the number and scale of projects under construction.

Corporate activities: Revenues increased, primarily from stronger capital market performance within our cash and financial asset portfolio.

2012 vs. 2011

Total revenues and other gains increased by $2.78 billion or 17% in 2012 and direct costs increased by $2.00 billion or 17%.

Asset management: Revenues and direct costs increased by $119 million and $34 million over the prior year, respectively. Base management fees increased by $83 million to $352 million, due to a higher level of fee bearing capital during the year and also included a full year of base management fees from Brookfield Renewable Energy Partners, which was launched in late 2011. Direct costs in our asset management business were consistent between 2011 and 2012. Although we increased the number of funds we manage and our overall fee bearing capital, the operating resources and related costs were largely in place in 2011.

Property: Revenues and direct costs increased by $1.2 billion and $735 million, respectively. The consolidation of our U.S. Office Fund and Brookfield Place New York in the second half of 2011 meant that we included their results in revenues and costs whereas before they were included in equity accounted income. Brookfield Place Perth was completed in May 2012 and began contributing to rental revenue at that time. The two large resort properties acquired in March 2011 and April 2012, contributed increases in revenues and costs over the prior year of $579 million and $549 million, respectively, and have large operating costs relative to office and retail properties due to the nature of their business.

Renewable energy: Generation revenues were up marginally as the addition of revenues from acquired and commissioned facilities was offset by lower generation, reflecting unusually low water conditions during the second and third quarters of 2012. Direct costs within our renewable energy operations were not significantly impacted by the reduced generation as they are largely fixed in nature. The increase in costs largely reflects acquisitions and the impact of increased foreign exchange rates on our Brazilian operations.

Infrastructure: Revenues increased by $386 million as a result of a number of acquisitions during the year, as well as the completion of expansion projects, offset by the impact of lower volumes and pricing on our timber revenues. This increase in direct costs of $231 million reflects additional costs incurred within newly acquired or expanded businesses.

Private equity: The increase in revenues within our private equity group was $512 million which primarily relates to significantly higher North American OSB prices and shipment volumes on our wood-based panel production operations benefitting from the U.S. housing recovery. Direct costs increased as a result of the increased volumes.

Residential development: Residential development revenues decreased by $374 million as our Brazilian operations experienced lower levels of completed projects in comparison to the prior year. The 2011 results also included the one-time disposition of non-core residential assets. Direct costs decreased by $258 million primarily reflecting the lower level of completed projects within our Brazilian residential operations.

Service activities: The increase in revenues within our service activities group was $936 million of which approximately $680 million relates to increases in construction revenues reflecting an increase in the number and scale of projects under construction, and approximately $170 million relates to increases in property services revenue reflecting the acquisition of a large U.S. relocation and property brokerage business in late 2011. Direct costs increased proportionately.

Corporate activities: Both revenues and direct costs increased as a result of market performance.

Other Income

We recorded a $525 million gain on the termination of a long-dated interest rate swap contract, which originated in 1990. In August 2013, we paid $905 million to terminate the contract, which had accrued to a total liability of $1,440 million in our consolidated financial statements at the time of settlement. The gain is equal to the difference between the accrued amount and termination payment, adjusted for associated transaction costs.

Equity Accounted Income

Equity accounted income represents our share of the components of net income recorded by investments over which we exercise significant influence and is reported as a single line item in our consolidated statement of operations.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)				Change
	2013	2012	2011	2013 vs 2012	2012 vs 2011
General Growth Properties	$426	$979	$1,401	$(553)	$(422)

U.S. Office Fund[1]	—	—	437	—	(437)

Other property operations	447	198	216	249	(18)

Infrastructure operations	(193)	9	109	(202)	(100)

Other	79	51	36	28	15

	$759	$1,237	$2,199	$(478)	$(962)

1.	Excludes income from equity accounted investments within the U.S. Office Fund

2013 ANNUAL REPORT     21

Equity accounted income from our investment in GGP decreased by $553 million between 2012 and 2013 and by $422 million between 2011 and 2012. GGP recorded particularly large fair value gains in both 2012 and 2011 due to increases in the cash flows generated by its portfolio of retail malls as well as increasing valuation metrics for that asset class. Our share of gains in 2012 and 2011 were $707 million and $1,170 million, respectively. GGP’s fair value gains in 2013 were largely related to redevelopment activities progressing ahead of plan and increases in budgeted cash flows. In connection with the recognition of these gains, we reviewed the embedded goodwill within our investment and recorded a $249 million impairment of the goodwill associated with GGP’s redevelopment operations. Our share of GGP’s net income excluding these items for 2013, 2012 and 2011 was $283 million, $272 million and $231 million, respectively, and increased as a result of increases in occupancy and net rents per square foot and lower financing costs.

Equity accounted income from other property operations increased by $249 million in 2013 compared to a $18 million decrease in 2012. The increase was due to our share of higher fair value gains at in our North American office investments and our share of net income at Rouse Properties Inc. (“Rouse Properties”).

Equity accounted income from infrastructure operations declined $202 million compare to 2012. We recorded a valuation charge of $87 million against the carrying value of our North American natural gas pipeline investment reflecting weak market fundamentals. This was partially offset by increased earnings associated with our increased ownership percentage at our Brazilian toll road investment. The decrease in equity accounted income between 2011 and 2012 was due to decline in the level of fair value gains within our transmission operations.

Interest Expense

The following table presents interest expense organized by the balance sheet classification of the associated liability:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)				Change
	2013	2012	2011	2013 vs 2012	2012 vs 2011
Corporate borrowings	$204	$209	$197	$(5)	$12

Non-recourse borrowings

Property-specific mortgages	1,837	1,808	1,724	29	84

Subsidiary borrowings	464	408	340	56	68

Capital securities	48	75	94	(27)	(19)

	$2,553	$2,500	$2,355	$53	$145

The majority of our borrowings are fixed rate long-term financings. Accordingly, changes in interest rates are generally limited to the impact of refinancing activities or changes in the level of debt as a result of acquisitions and dispositions.

Interest expense from corporate borrowings decreased from 2012 as a result of lower cost and lower borrowing levels, following the refinancing of higher coupon debt at lower rates. Interest expense increased in 2012 compared to 2011 due to higher average levels of borrowings, as well as slightly higher exchange rates on Canadian dollar borrowings.

Interest expense on property-specific and subsidiary corporate borrowings increased over the prior year and is primarily attributable to borrowings associated with acquisitions and capital projects in our Property, Renewable Energy and Infrastructure operations, including the use of subsidiary revolving facilities to finance acquisitions until long-term financings are put into place. This was partially offset by the termination of a long-dated high coupon interest rate swap which was previously included within subsidiary borrowings and refinanced with corporate borrowings at lower rates. The increase in interest expense between 2011 and 2012 primarily relates to consolidation of our U.S. Office Fund in 2011, resulting in our recording its interest expenses in our consolidated results, whereas previously it was presented on a net basis within equity accounted results.

Interest expense includes dividends declared on our capital securities, which are treated as liabilities under IFRS even though they are preferred shares, because they may be redeemed at the holder’s option after a specific date for a variable number of Class A Limited Voting Shares (“Class A shares”), or when issued by a subsidiary, a variable number of the subsidiary’s shares. We redeemed C$350 million of capital securities during the year and C$500 million in 2012, reducing the associated carrying charges in both 2013 and 2012.

Fair Value Changes

As noted under “Use of Fair Value Accounting” on page 16, we utilize fair value accounting for our commercial properties, standing timber and agricultural assets, and certain financial instruments and power sales agreements that do not qualify as hedges. Changes in the values of these items are recorded as “fair value changes” in our consolidated statement of operations.

22     BROOKFIELD ASSET MANAGEMENT

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)				Change
	2013	2012	2011	2013 vs 2012	2012 vs 2011
Investment property	$1,031	$1,276	$1,477	$(245)	$(201)

Power contracts	(134)	9	54	(143)	(45)

Interest rate and inflation contracts	10	(81)	(64)	91	(17)

Private equity and residential development	(127)	(119)	(74)	(8)	(45)

Sustainable resources	19	135	301	(116)	(166)

Redeemable units	(20)	(11)	(376)	(9)	365

Other	(116)	(56)	77	(60)	(133)

	$663	$1,153	$1,395	$(490)	$(242)

Investment Properties

Fair value gains from changes in investment property values totalled $1.0 billion in 2013 compared to $1.3 billion in 2012 and $1.5 billion in 2011. In each year the gains related primarily to our office properties. Values benefitted from continued declines in discount rates and terminal capitalization rates, each of which declined by approximately 10 basis points on average, reflecting a continued favorable investment climate for high quality commercial office properties. Gains also reflected improvements in projected cash flows based on tenant profile and local market conditions at each year end, based on improvements in local economic conditions, tenant leasing profiles, and rental markets. The decline in rates contributed approximately 53% of the gains, while improvements in projected cash flows contributed approximately 47% of the gains.

Fair value gains were larger in 2012 due to larger declines in discount rates and terminal capitalization rates. Average discount rates declined in each of our principal regions by 20 to 30 basis points, while terminal capitalization rates decreased in Australia and Canada by 40 basis points and 50 basis points, respectively. The changes in rates contributed approximately 70% of the gains, while increases in projected cash flows contributed the remainder.

The 2011 fair value gains reflected larger declines in average discount rates (60 basis points) and terminal capitalization rates (40 basis points) within our U.S. portfolio than in 2012 or 2011, with smaller declines in Australia and Canada. However the declines in U.S. rates gave rise to a higher level of fair value gains in 2011 because our U.S. portfolio is significantly larger than our Australia and Canadian portfolios.

Power Contracts

Certain of our long-term power contracts are accounted for as derivatives with changes in fair value recorded in net income. These contracts generally relate to the future sale of electricity at fixed prices and therefore increase in value when prices decline, and vice versa. We recorded a mark-to-market loss of $134 million in the current year on these contracts because the projections for future electricity prices increased, compared to $9 million and $54 million of gains in 2012 and 2011, respectively.

Private Equity and Residential Development

Private equity fair value changes reflect lower reserves at investee companies in the energy sector, due to competitive drainage, reductions in well performance and reduced pricing, resulting in a $94 million change in 2013. We also recorded valuation charges within our Brazilian residential development operations as a result of higher costs and project overruns.

Sustainable Resources

We sold most of our North American timberlands in 2012 and 2013, with the result that the amount of sustainable resource assets subject to fair value changes was significantly lower during 2013. We recorded fair value gains on our timberlands and agricultural lands during 2011 and 2012, due in large part to declines in interest rates as well as improvements in projected cash flows.

Redeemable Units

Fair value changes on redeemable units contributed a valuation charge of $363 million in 2011 that related primarily to increases in the stock market price of units held by others in our listed renewable energy entity, which we were required to record as a liability and mark to market. Following the reorganization of this entity into Brookfield Renewable Energy Partners L.P. (“BREP” or “Brookfield Renewable Energy Partners”) in late 2011, the successor units are now treated as non-controlling interests and no longer marked to market, giving rise to a lower amount of redeemable units issued by consolidated entities and therefore lower levels of fair value changes.

2013 ANNUAL REPORT     23

Depreciation and Amortization

Depreciation and amortization includes the depreciation of property, plant and equipment as well as the amortization of intangible assets. Two of the largest contributions to depreciation and amortization are our renewable energy and infrastructure facilities, which are revalued annually in other comprehensive income (“OCI”); but which are depreciated in net income. Depreciation of these assets is based on their fair value at the beginning of each year. We do not record depreciation on assets that are classified as investment properties (i.e., commercial office and retail properties) or biological assets (for example our timberlands and agricultural assets). The amount of depreciation and amortization is generally consistent year-over-year with large changes typically due to the addition or removal of depreciable assets and revaluation of their carrying values.

Depreciation and amortization is summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)				Change
	2013	2012	2011	2013 vs 2012	2012 vs 2011
Renewable energy	$553	$499	$455	$54	$44

Infrastructure	346	248	148	98	100

Private equity	275	282	260	(7)	22

Property	256	225	33	31	192

Other	25	9	9	16	—

	$1,455	$1,263	$905	$192	$358

Depreciation and amortization on our renewable energy facilities increased by $54 million in 2013, which follows a $44 million increase in the preceding year. We recorded increases in the value of our power facilities at the end of 2011 and 2012, which increased the amount of depreciation during the ensuing years. Acquisitions and commissioning of new assets also contributed to increases in depreciation in each year.

Infrastructure depreciation and amortization increased by approximately $98 million between 2013 and 2012, following a similar increase between 2012 and 2011, due to depreciation recorded in respect of increased asset valuations, acquisitions and the developments coming on line.

Although most of our property assets are considered investment properties and are not depreciated under IFRS, we acquired hotel operations in 2011 and 2012, which are considered property, plant and equipment and utilize the revaluation method. The increase in depreciation in 2013 and 2012 over 2011 is a result of depreciation and amortization recorded on tangible and intangible assets within these operations.

Income Taxes

Our effective tax rate in 2013 was 18% (2012 – 16%; 2011 – 13%), while our Canadian domestic statutory income tax rate for 2013 was 26% (2012 – 26%; 2011 – 28%). The differences are primarily attributable to our role as a global asset manager.

As an asset manager, many of our operations and the associated net income occur within partially owned, “flow through” entities such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated net income includes income attributable to non-controlling ownership interest in these entities, our consolidated tax provision includes only our proportionate share of the tax provision of these entities. In other words, we are consolidating all of their net income, but only our share of their tax provision. This gave rise to a 7% difference between the effective and statutory tax rate in 2013.

In addition, as a global company, we operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 3% reduction in our effective tax rate compared to a 9% deduction in 2012. The difference will vary from year to year depending on the relative proportion of income in each country.

The tax provision includes both a current and deferred tax provision. The current tax provision represents the portion of the provision that gives rise to a current tax liability. The deferred tax provision arises from income that is subject to tax in future periods (commonly referred to as “timing differences”) and the utilization of existing tax assets such as accumulated tax losses.

In our case, the deferred tax provision relate principally to fair value gains, which are not taxable until the assets are sold, and therefore do not give rise to a current tax liability, as well as the depreciation of assets which are depreciated for tax purposes at rates that differ from the rates used in our financial statements.

Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate.

24     BROOKFIELD ASSET MANAGEMENT

2013 vs. 2012 vs. 2011

The provision of income taxes for 2013 was $845 million (2012 – $519 million; 2011 – $508 million). The increase from 2012 to 2013 is due in large part to a higher level of net income; in particular the deferred tax expense associated with a $525 million gain recorded as other income. We also recorded a deferred tax expense of $178 million in connection with the formation of Brookfield Property Partners, although this transaction did not impact pre-tax net income, while the 2012 period included a $132 million charge in respect of an internal reorganization within our property operations, which similarly did not impact pre-tax net income. The 2011 provision included a $71 million expense reflecting the impact of a reduction in the Canadian corporate income tax rate on the carrying value of Canadian deferred tax assets.

Our effective tax rate in 2013 was 8% lower (2012 – 10% lower; 2011 – 15% lower) than our domestic statutory rate.

In 2013, a difference of 7% was due to the inclusion of income attributable to non-controlling interests that is taxed in the hands of the investors as discussed above. Differences in international tax rates gave rise to a reduction of 3% in 2013 (2012 – 9%; 2011 – 11%). The differences in each year reflect changes in the proportion of income that was taxable at lower international rates. In 2011, we recorded a 6% reduction in respect of income that was recorded for financial statement purposes, but was not subject to tax.

In 2013, the tax provision includes current income taxes of $159 million (2012 – $135 million; 2011 – $97 million) and a deferred tax provision of $686 million (2012 – $384 million; 2011 – $411 million) that was associated primarily with non-taxable fair value gains and depreciation at higher tax rates, or was offset by existing tax assets such as accumulated tax losses. The level of current income tax increased during each year, which is mainly due to expanding infrastructure and power operations in South America where a higher level of current taxes are paid relative to prior years.

Non-controlling Interests

Non-controlling interests represent the portion of net income of consolidated entities that is attributable to other investors. Non-controlling interests totalled $1.7 billion in 2013 compared to $1.4 billion in 2012 and $1.7 billion in 2011, representing 45%, 50% and 47% of consolidated net income, respectively, in each of these years. The variances between these three years reflect the overall change in consolidated net income.

Other Comprehensive Income (“OCI”)

Fair Value Changes and Other

Fair value changes and other items recorded in OCI include revaluations of property, plant and equipment, such as our power generating facilities and certain infrastructure assets, as well as changes in the values of financial contracts and power sale agreements that qualify for hedge treatment, changes in the value of available-for-sale securities and the revaluation of pension assets and liabilities, as well as our share of similar items recorded by equity accounted investments.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)				Change
	2013	2012	2011	2013 vs 2012	2012 vs 2011
Revaluations of property, plant and equipment

Renewable energy	$(150)	$825	$2,292	$(975)	$(1,467)

Infrastructure	781	611	357	170	254

Property	195	55	—	140	55

	826	1,491	2,649	(665)	(1,158)

Financial contracts and power sale agreements	442	(17)	(855)	459	838

Equity accounted investments	239	145	194	94	(49)

Other	1	(1)	(69)	2	68

	$1,508	$1,618	$1,919	$(110)	$(301)

2013 vs. 2012

Fair value changes within our infrastructure operations totalled $781 million (2012 – $611 million). The 2013 fair value gains reflect increases in the value of our Western Australian rail lines following the completion of a major expansion and securing long-term take-or-pay contracts, and increased volumes, expansion backlog and margins within transmission and distribution businesses. We also recorded $195 million of fair value gains in our property segment based on improved valuations from our resort properties. These gains were partially offset by a $150 million decrease in the valuation of our renewable power facilities, reflecting the impact of higher discount rates on these assets.

2013 ANNUAL REPORT     25

We recorded $442 million of gains on our financial contracts and power sale agreements compared to a loss of $17 million in 2012. The current year benefitted from gains recorded on interest rate contracts that “lock-in” the benchmark interest rate on new financings which increased in value as a result of increases in interest rates during the year.

2012 vs. 2011

Fair value changes and other in OCI during 2012 included a $825 million increase in the valuation of our renewable energy facilities reflecting the positive impact of lower discount rates offset in part by the impact of lower price forecasts on projected cash flows. The 2011 results included a $2.3 billion gain, which reflected a larger decrease in discount rates than in 2012.

We recorded an approximate $350 million increase in the valuation of our Western Australian rail project following a $276 million gain in 2011. The revaluation of property, plant and equipment in other infrastructure units resulted in a further $200 million of fair value gains in 2012, reflecting capital improvements, lower discount rates and improved cash flows.

Foreign Currency Translation

We record the impact of changes in foreign currencies on the carrying value of our net investments in non-U.S. operations in other comprehensive income. As at December 31, 2013, our IFRS net equity of $17.8 billion was invested in the following currencies, principally in the form of net investments which are revalued through other comprehensive income: United States – 51%; Australia – 14%; Brazil – 15%; Great Britain – 10%; Canada – 5%; and other – 5%. From time to time, we utilize financial contracts to adjust these exposures. Changes in the value of currency contracts that qualify as hedges are included in foreign currency translation. During 2013, the value of our principal non-U.S. currencies (Australia, Brazil and Canada) all declined against the U.S. dollar (see table on page 17), giving rise to a total decrease of $2.4 billion after the mitigating impact of hedges, or $1.2 billion after non-controlling interests. During 2012, the value of the Brazilian real declined by 9% compared to the U.S. dollar, which resulted in a loss of $110 million after considering the impact of other currency movements and hedging activities.

FINANCIAL PROFILE

Consolidated Assets

The following table presents our consolidated assets at the end of the past years:

AS AT DECEMBER 31 (MILLIONS)	Total Consolidated Assets
	2013	2012	2011
Investment properties	$38,336	$33,161	$28,366

Property, plant and equipment	31,019	31,148	22,865

Sustainable resources	502	3,516	3,381

Investments	13,277	11,618	9,332

Cash and cash equivalents	3,663	2,850	2,031

Financial assets	4,947	3,111	3,773

Accounts receivable and other	6,666	6,952	6,732

Inventory	6,291	6,581	6,062

Intangible assets	5,044	5,770	3,974

Goodwill	1,588	2,490	2,607

Deferred income tax asset	1,412	1,665	2,113

	$112,745	$108,862	$91,236

Consolidated balance sheet assets increased to $112.7 billion at the end of 2013. This represents an increase of $3.9 billion over the 2012 year end, which followed a $17.6 billion increase between 2011 and 2012. Acquisition and development initiatives increased the carrying value of our investment properties, property, plant and equipment, and investments as well as positive fair value changes. We sold $6.0 billion of non-core assets during 2013, including Pacific Northwest timberlands within our sustainable resources operations, a pulp and paper company within our private equity operations and numerous non-core investment properties within our property operations. A higher U.S. dollar resulted in a decrease the translated value of assets denominated in non-U.S. dollar currencies, which further offset the impact of acquisition and development initiatives in 2013 and had a smaller impact in 2012.

26     BROOKFIELD ASSET MANAGEMENT

Investment Properties

The following table presents the major contributors to the year-over-year variances for our investment properties:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance, beginning of year	$33,161	$28,366

Acquisitions and additions	7,365	4,508

Dispositions	(1,908)	(1,136)

Fair value changes	1,031	1,276

Foreign currency translation	(1,313)	147

Net increase	5,175	4,795

Balance, end of year	$38,336	$33,161

Acquisitions and development activity increased our investment properties by $7.4 billion. Acquisitions included logistics and distribution properties in the UK and the southwestern U.S. The company also purchased, together with fund partners, a large portfolio of office properties in Los Angeles. We sold 56 properties during the year, which decreased investment properties by $1.9 billion and crystallized $244 million of valuation gains. The prior year included $107 million of losses on non-core asset sales.

Fair value changes increased carrying values by $1,031 million (2012 – $1,276 million), as discussed on page 23.

The fair value of investment properties is generally determined by discounting the expected future cash flows of the properties, generally over a term of 10 years using discount and terminal capitalization rates reflective of the characteristics, location and market of each property. The key valuation metrics of our investment properties are presented in the following table on a weighted average basis, disaggregated into the principal operations of our property segment for analysis purposes. The valuations are most sensitive to changes in discount rates and terminal capitalization rates. It is important to note that changes in cash flows and discount/terminal capitalization rates are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e., strong economic growth, inflation) usually give rise to increased cash flows although timing may vary.

	Office		Retail		Multifamily, Industrial and Other		Weighted Average
AS AT DECEMBER 31	2013	2012	2013	2012	2013	2012	2013	2012
Discount rate	7.4%	7.6%	9.2%	8.7%	8.6%	8.8%	7.7%	7.8%

Terminal capitalization rate	6.3%	6.5%	7.6%	7.5%	7.5%	8.1%	6.6%	6.8%

Investment horizon (years)	11	11	10	10	10	10	11	11

Property, Plant and Equipment

The following table presents the major components of the year-over-year variances for our property, plant and equipment (“PP&E”), disaggregated by operating platform for analysis purposes:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Renewable Energy		Infrastructure		Property		Other		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Balance, beginning of year	$16,532	$14,727	$8,736	$4,702	$2,968	$640	$2,912	$2,796	$31,148	$22,865

Acquisitions and additions	1,606	1,530	533	3,472	153	2,490	656	469	2,948	7,961

Dispositions	(28)	(20)	(654)	(48)	(16)	—	(336)	(64)	(1,034)	(132)

Fair value changes	(150)	830	691	707	166	4	(94)	(58)	613	1,483

Depreciation	(551)	(489)	(286)	(201)	(130)	(166)	(217)	(283)	(1,184)	(1,139)

Foreign currency translation	(798)	(46)	(456)	104	(99)	—	(119)	52	(1,472)	110

Net increase (decrease)	79	1,805	(172)	4,034	74	2,328	(110)	116	(129)	8,283

Balance, end of year	$16,611	$16,532	$8,564	$8,736	$3,042	$2,968	$2,802	$2,912	$31,019	$31,148

We carry PP&E in our renewable energy operations and a significant portion of the PP&E within our infrastructure operations at fair value and revalue these assets at the end of each fiscal year.

2013 ANNUAL REPORT     27

Renewable Energy

Renewable energy PP&E increased slightly to $16.6 billion during 2013. Acquisition and development activity added $1.6 billion of assets during the year (2012 – $1.5 billion), which was offset by $551 million of depreciation, a $150 million fair value reduction and a decrease of $798 million due to the impact of lower currency exchange rates on our Brazilian and Canadian operations.

We acquired additional hydroelectric facilities in Tennessee, New England and Brazil and completed the development of wind energy facilities in Brazil. We also acquired the remaining 50% of a joint venture and commenced consolidating the PP&E within the venture, which was previously included in investments.

In 2012 we acquired nearly 1,000 megawatts of renewable power facilities capacity through our institutional funds including two large-scale hydroelectric portfolios valued at $1.4 billion.

We discuss fair value changes on pages 25 and 26.

The key valuation metrics of our hydro and wind generating facilities at the end of 2013 and 2012 are summarized below. The valuations are impacted primarily by the discount rate and long-term power prices. Discount rates are based on our after-tax cost of capital and are adjusted to reflect whether revenues are subject to long-term contracts or spot market pricing. Projected cash flows are based on in-place contracts and expected market prices for non-contracted power. Forward market prices are used for the first four years, during which time there is adequate liquidity to permit appropriate price discovery, and thereafter prices are determined using internal projections that reflect our view of future market capacity, cost of capital, costs of fuel for competing forms of generation and competitive attributes of renewable energy. A 100 basis-point change in the discount and terminal capitalization rates and a 5% change in long-term power prices will impact the value of our common equity by $1.8 billion and $0.5 billion, respectively.

	United States		Canada		Brazil
	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Discount rate

Contracted	5.8%	5.2%	5.1%	4.7%	9.1%	8.6%

Uncontracted	7.6%	7.0%	6.9%	6.5%	10.4%	9.9%

Terminal capitalization rate	7.1%	7.0%	6.4%	6.5%	n/a	n/a
Exit date	2033	2032	2033	2032	2029	2029

Our generation facilities in Brazil are held under concessions and authorizations which have a fixed maturity date and accordingly, we do not ascribe a terminal value to these assets under IFRS, although we believe that we will be able to renew these concessions upon maturity.

Infrastructure

Infrastructure PP&E decreased slightly to $8.6 billion during 2013. During the year we sold our Pacific Northwest timberlands and the associated production assets which reduced PP&E by $654 million after having increased by $3.4 billion during 2012. Fair value changes increased the carrying values by $691 million during 2013 (2012 – $707 million), as discussed on pages 25 and 26. During 2012 we completed the acquisition of a UK regulated distribution business and a Chilean toll road which contributed towards a $3.5 billion increase in PP&E. The decline in the exchange rates for the Australian and Brazilian currency contributed to a $456 million decrease due to foreign currency translation.

We revalue our infrastructure assets on an annual basis using discounted cash flow models, which includes estimates of forecasted revenues, operating costs, maintenance and other capital expenditures. Discount rates are selected for each asset giving consideration to the assets revenue streams and geography where they are located.

The key valuation metrics of our utilities, transport and energy operations are summarized below:

	Utilities		Transport		Energy
	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Discount rate	8% – 13%	8% – 13%	11% – 12%	11% – 12%	15% – 16%	12% – 15%

Terminal capitalization multiples	10x – 16x	9x – 17x	7x – 11x	8x – 11x	8x – 12x	7x – 8x

Investment horizon (years)	10 – 20	10 – 20	10 – 11	10 – 11	10 – 11	10 – 11

28     BROOKFIELD ASSET MANAGEMENT

Property

Property PP&E primarily consists of hotel and resort operations, which increased by $74 million. The largest change was the increase in the valuation of a resort operation which increased in value based on increased expected cash flows. We acquired a controlling interest in a large resort property in 2012 which gave rise to a $2.5 billion increase in property PP&E in that year.

Key valuation assumptions for our hospitality operations included a weighted average discount rate of 10.5% (2012 – 9.9%), terminal capitalization rate of 7.6% (2012 – 7.5%), and investment horizon of 7 years (2012 – 5 years).

Sustainable Resources

Sustainable resources declined to $0.5 billion at December 31, 2013. The $3 billion reduction is due almost entirely to the sale of our Pacific Northwest and Western Canadian timber operations. We carry our sustainable resources assets at fair value, and revalue them quarterly with adjustments recorded as fair value changes in our statement of operations. We recorded modest fair value gains during each of 2013 and 2012. During 2012 our sustainable resource assets increased due to an increase in the valuation of these assets.

Our sustainable resources key valuation assumptions include a weighted average discount and terminal capitalization rate of 6.9% (2012 – 6.2%), and terminal valuation dates of 20 to 28 years (2012 – 20 to 90 years). Timber and agricultural asset prices were based on a combination of forward prices available in the market and the price forecasts. The decrease in terminal valuation dates was a result of the sale of our Pacific Northwest timber operations.

Investments

Our largest investment is a 28% interest in General Growth Properties (“GGP”) with a carrying value at December 31, 2013 of $6.0 billion. Certain of our investee entities, including GGP, carry their assets at fair value, in which case we record our proportionate share of any fair value adjustments. Changes in the carrying values of equity accounted investments typically relate to the purchase or sale of shares and our share of their comprehensive income, including fair value changes, and are reduced by our share of any dividends or other distributions.

Investments increased by $1.7 billion during 2013 and by $2.3 billion during 2012. The majority of the increases in 2013 include our follow-on investment in GGP ($995 million) and in our South American toll roads. These increases were partially offset by valuation charges against the carrying value of our natural gas pipeline investment and GGP, as well as lower foreign currency valuation.

Investments increased by $2.3 billion in 2012, reflecting our share of their net income, in particular fair value changes, and we acquired several equity accounted investments within our infrastructure operations.

GGP owns a large U.S. retail mall portfolio which at year end was valued on a discounted cash flow basis using a discount rate of 7.6%, a terminal capitalization rate of 5.8%, and an investment horizon of 10 years.

Intangible Assets

Intangible assets relate primarily to concession arrangements within our infrastructure operations, in particular our Australian coal terminal ($2.2 billion) and Chilean toll roads ($1.3 billion). Intangible assets declined by $726 million during 2013 due to amortization and the impact of lower exchange rates on intangible assets within non-U.S. operations. Intangibles increased by $1.7 billion during 2012 as the acquisition of the Chilean toll roads during the year gave rise to $1.4 billion of intangibles at the year end and amortization was offset by foreign currency appreciation.

Goodwill

Goodwill decreased by $902 million from December 31, 2012 to $1,588 million, primarily due to the elimination of $591 million of goodwill within our Pacific Northwest timberlands, which were sold during 2012 and a reduction in non-U.S. dollar balances from negative currency revaluation. During 2012 goodwill decreased due to the impact of lower exchange rates on the translated value of goodwill in our Brazilian residential operations, and the sale of a property services business.

2013 ANNUAL REPORT     29

Borrowings and Other Non-Current Financial Liabilities

We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy. Liabilities are disaggregated into current and long-term components in the relevant notes to our consolidated financial statements.

AS AT DECEMBER 31 (MILLIONS)	2013	2012	2011	2013 vs 2012	2012 vs 2011
Corporate borrowings	$3,975	$3,526	$3,701	$449	$(175)

Non-recourse borrowings

Property-specific borrowings	35,495	33,720	28,487	1,775	5,233

Subsidiary borrowings	7,392	7,585	4,441	(193)	3,144

Non-current accounts payable and other liabilities[1]	4,322	5,440	3,771	(1,118)	1,669

Capital securities	791	1,191	1,650	(400)	(459)

Other non-current financial liabilities	1,086	425	333	661	92

	$53,061	$51,887	$42,383	$1,174	$9,504

1.	Excludes accounts payable and other liabilities that are due within one year. See Note 16 to our Consolidated Financial Statements for 2013 and 2012 balances

Corporate borrowings increased by $449 million in part from financings completed to fund the settlement of the long-dated interest swap contract that was included in subsidiary borrowings, offset by proceeds received on asset sales.

The increase in property-specific borrowings of $1.8 billion during 2013 ($5.2 billion in 2012) is due primarily to borrowings incurred or assumed to fund acquisitions within our property and infrastructure operations. Borrowings are generally denominated in the same currencies as the assets they finance and therefore as the U.S. dollar appreciated during the 2013, our non-U.S. dollar denominated borrowings decreased in value.

The decrease in subsidiary borrowings of $193 million during 2013 is attributable to the settlement of a long-dated interest rate swap contract which was carried at $1.1 billion in the prior year. Offsetting this reduction is increased borrowings under subsidiary credit facilities to finance acquisitions, usually as bridge financing until long-term financing can be arranged, as well as the issuance of long-term corporate bonds by our managed listed issuers. The increase in subsidiary borrowings of $3.1 billion during 2012 reflects acquisitions as well as the issuance of long-term corporate bonds.

Accounts payable and other liabilities with a maturity greater than one year decreased from year end, primarily a result of the timing of payments and the completion of construction in our Brazilian residential operations, partially offset by foreign currency translation. We also extinguished a $213 million mark-to-market liability on settlement of the interest rate swap contract. The increase in 2012 was a result of long-term liabilities assumed on acquisitions within our property and infrastructure operations and continued expansion of our residential development operations.

In 2012 and 2013 we redeemed C$500 million and C$350 million of capital securities, respectively, with the proceeds from preferred shares issued at lower rates.

Equity

Consolidated equity increased by $3.2 billion in 2013 following a $6.8 billion increase during 2012. The 2013 increase primarily reflects $3.8 billion of net income, and $1.6 billion of net equity issuances, offset by $1.5 billion of shareholder distributions and $1.2 billion of negative revaluation from other comprehensive income, which included a $2.4 billion reduction from foreign currency translation.

We paid a $906 million special dividend of a 7.6% interest in Brookfield Property Partners L.P. (“BPY” or “Brookfield Property Partners”) resulting in a reduction in common equity and a corresponding increase in non-controlling interests. Non-controlling interests increased overall by $3.4 billion due to the BPY special dividend, capital called in our private equity funds and the sale of units of Brookfield Renewable by us during the first quarter of 2013, offset by a $1.2 billion negative foreign currency translation revaluation.

In 2012 non-controlling interests increased by $4.7 billion which reflects the acquisition of consolidated businesses, particularly within our infrastructure operations, as well as undistributed comprehensive income and increases in revaluation surplus attributable to non-controlling interests, including fair value changes, which totalled $1.9 billion. Common equity increased by $1.4 billion in 2012, reflecting comprehensive income for shareholders and increases in revaluation surplus less shareholder distributions.

We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.

30     BROOKFIELD ASSET MANAGEMENT

QUARTERLY FINANCIAL PERFORMANCE

Our condensed statement of operations for the eight most recent quarters are as follows:

FOR THE THREE MONTHS ENDED (MILLIONS EXCEPT PER SHARE AMOUNTS)	2013				2012
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues and other gains	$5,537	$5,176	$5,166	$4,951	$5,641	$4,661	$4,425	$4,039

Direct costs	(3,672)	(3,230)	(3,606)	(3,420)	(4,393)	(3,420)	(3,284)	(2,864)

Other income	—	525	—	—	—	—	—	—

Equity accounted income	75	194	224	266	338	254	257	388

Expenses

Interest	(613)	(617)	(668)	(655)	(638)	(593)	(614)	(655)

Corporate costs	(36)	(36)	(36)	(44)	(40)	(41)	(35)	(42)

Fair value changes	33	104	465	61	415	495	(100)	343

Depreciation and amortization	(360)	(357)	(373)	(365)	(352)	(327)	(287)	(297)

Income taxes	(114)	(264)	(370)	(97)	(192)	(154)	17	(190)

Net income	$850	$1,495	$802	$697	$779	$875	$379	$722

Net income for shareholders	$717	$813	$230	$360	$492	$334	$138	$416

Per share

- diluted	$1.08	$1.23	$0.31	$0.51	$0.72	$0.48	$0.17	$0.60

- basic	$1.11	$1.26	$0.31	$0.52	$0.74	$0.49	$0.17	$0.63

Summary of Quarterly Results

The company’s quarterly results vary primarily due to the impact of seasonality on our operations, fair value changes recognized on our consolidated assets as well as fair value changes recorded within equity accounted income, the impact of acquisitions or dispositions of assets or businesses, and fluctuations in foreign currency exchange rates on non-U.S. operations. The timing and amount of realized disposition gains and losses also impacts our consolidated results.

Fee revenues generated within our asset management operations are contractual in nature and have increased over the past eight quarters due to higher amounts of fee bearing capital. In the fourth quarter of 2013 we earned a carried interest distribution of $558 million on the reorganization of the consortium that acquired our U.S. shopping mall business.

Our property operations generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains.

Water flows and pricing within our renewable energy operations are seasonal in nature. During the fall rainy season and spring thaw, water inflows tend to be the highest leading to higher generation; however prices tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions during the fall and spring and associated reductions in demand for electricity.

Our infrastructure operations are generally stable in nature, as a result of the long-term sales and volumes contracts with our clients.

Our private equity operations tend to fluctuate on a quarterly basis as a result of certain of the underlying investments having seasonal operations as well as the timing of acquisitions and dispositions of operations. We disposed of a pulp and paper business within our private equity operations during the third quarter of 2013 and recognized $664 million of revenue on disposition.

Our residential development operations include our North American and Brazilian residential developers, which tend to be seasonal in nature, with the fourth quarter typically the strongest as most of the construction is completed and homes are delivered.

Our construction business line is seasonal in nature and revenues are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favourable in the latter half of the year.

The third quarter of 2013 includes other income of $525 million on the settlement of a swap agreement which more than offset the seasonal reduction in renewable energy revenues.

We generally finance our operations with long-dated fixed-rate borrowings which results in interest expense being relatively consistent on a quarterly basis.

The amount and timing of fair value changes vary on a quarterly basis depending on changes in the fair value of our assets which are recorded at fair value in net income. Most of these relate to our commercial office portfolios, which have benefitted

2013 ANNUAL REPORT     31

from declines in discount rates and increasing cash flows from leasing and redevelopment activity over the past eight quarters. Equity accounted income also includes fair value changes, most of which relate to our investment in General Growth Properties’ commercial retail properties, which have benefitted from similar factors as our office portfolios.

Depreciation and amortization increased in 2013 as a result of completion of capital expansion projects and new acquisitions in our renewable energy and infrastructure operations, and increased in 2012 as a result of a higher valuation on our renewable energy assets and acquisitions in that year.

In the fourth quarter of 2012 we acquired and commenced consolidating a number of businesses within our property and infrastructure businesses resulting in increased revenues, direct costs and interest expense.

Fourth Quarter Results

We recognized $850 million of net income in the fourth quarter of 2013, $717 million of which was attributable to shareholders. Net income to shareholders in the prior year comparable period was $492 million. The increase was primarily from $558 million of carried interest earned in respect of our private funds. Our infrastructure operations benefitted from the contribution of newly acquired assets and completed development projects coming online and our renewable energy operations saw a return to near-average water levels. These amounts were offset by lower levels of equity accounted income, primarily a decrease in GGP’s fair value changes, and increased depreciation on higher asset values and newly acquired assets.

32     BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the past three years are as follows:

	Distribution per Security
	2013	2012	2011
Class A and B* Shares	$0.64	$0.55	$0.52

Special distribution to Class A and B Shares[1]	1.47	—	—

Class A Preferred Shares

Series 2	0.51	0.52	0.53

Series 4 + Series 7	0.51	0.52	0.53

Series 8	0.73	0.75	0.76

Series 9	0.92	0.95	1.10

Series 10[2]	—	0.37	1.45

Series 11[3]	—	1.02	1.40

Series 12	1.31	1.35	1.36

Series 13	0.51	0.52	0.53

Series 14	1.83	1.88	1.91

Series 15	0.41	0.42	0.43

Series 17	1.15	1.19	1.20

Series 18	1.15	1.19	1.20

Series 21[4]	0.62	1.24	1.27

Series 22	1.70	1.75	1.77

Series 24[3]	1.31	1.35	1.36

Series 26[4]	1.09	1.12	1.14

Series 28[5]	1.12	1.15	1.03

Series 30[6]	1.17	1.20	0.19

Series 32[7]	1.09	0.89	—

Series 34[8]	1.02	0.32	—

Series 36[9]	1.29	—	—

Series 37[10]	0.64	—	—

1.	Distribution of a 7.6% interest in Brookfield Property Partners based in IFRS values, paid April 15, 2013
2.	Redeemed April 5, 2012
3.	Redeemed October 1, 2012
4.	Issued July 2, 2013
5.	Issued February 8, 2011
6.	Issued November 2, 2011
7.	Issued March 13, 2012
8.	Issued September 12, 2012
9.	Initial distribution in 2013 includes $0.11 for the period from November 27, 2012 to December 31, 2012 10. Initial distribution includes $0.06 for the period from June 13, 2013 to June 30, 2013
*	Class B Limited Voting Shares (“Class B Shares”)

Dividends on the Class A and B Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

2013 ANNUAL REPORT     33

PART 3 – OPERATING SEGMENT RESULTS

BASIS OF PRESENTATION

How We Measure and Report Our Operating Segments

Our operations are organized into four operating platforms in addition to our corporate and asset management activities, which collectively represent eight operating segments. We measure performance primarily using the funds from operations generated by each operating segment and the amount of capital invested by the Corporation in each segment.

Our operating segments are described below:

i.

Asset management operations consist of managing our listed entities, private funds and public securities on behalf of our clients and ourselves. We generate contractual base management fees for these activities and we also are entitled to earn performance fees, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.

Property operations include the ownership and operation of office properties, retail properties, industrial, multifamily, and other property investments located primarily in major North American, Australian, Brazilian and European cities.

iii.

Renewable energy operations include the ownership and operation of primarily hydroelectric power generating facilities on river systems in North America and Brazil, and wind power generating facilities in North America.

iv.

Infrastructure operations include the ownership and operation of utilities, transport, energy, and timberlands and agricultural operations located in Australia, North America, Europe and South America.

v.

Private equity operations include the investments and activities overseen by our private equity group. These include direct investments and investments in our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding and land development in North America, and condominium development in Brazil.

vii.

Service activities include construction management and contracting, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of the company’s cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings, capital securities and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

During the current year, we changed the internal organization and supervision of our operating businesses to align our structure more closely with the nature of the operations of our investments, which gave rise to changes in how we report information for management reporting and decision making purposes. We have restated the comparative information in this MD&A to conform with the new presentation.

Segment Financial Measures

The following section contains a description of key performance measures that we employ in discussing our segmented results and elsewhere in our MD&A on a selective basis. As noted below, these measures include non-IFRS financial measures. The non-IFRS measures are reconciled to the most comparable financial statement component in Note 3 to our consolidated financial statements beginning on page 97 of this report.

Funds from Operations (“FFO”) is a key measure of our financial performance and we use FFO to assess operating results and our business.

FFO includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes, as opposed to net income because they result from a change in ownership of a consolidated entity (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. When determining funds from operations, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of funds from operations and the determination of funds from operations by REALPAC and/or NAREIT, are that we include the following: realized disposition gains or losses that occur as normal part of our business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

34     BROOKFIELD ASSET MANAGEMENT

We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each operating segment and reconcile total reportable segment FFO to net income in Note 3 of the consolidated financial statements and on page 37.

In assessing results, we identify the portion of FFO that represents realized disposition gains or losses, as well as the FFO and segment equity that relates to our primary listed entities: Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners. We believe that identifying the segment FFO and segment equity attributable to our listed entities enables investors to understand how the results of these public entities are integrated into our financial results and that identifying realized disposition gains is helpful in understanding variances between reporting periods.

Segment Operating Measures and Definitions

The following are non-IFRS operating measures and definitions of terms that we employ to describe and assess the performance on a segmented basis. The calculation of these measures may differ from others and as a result, may not be comparable to similar measures presented by other issuers.

Fee Bearing Capital represents the capital committed, pledged or invested in our listed issuers, private funds, and public securities that we manage which entitle us to earn fee revenues and/or carried interests. Fee bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we earn asset management fees and other forms of compensation.

Fee Revenues include base management fees, incentive distributions, performance fees and transaction and advisory fees presented within our asset management segment. Many of these items are not included in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. Fee revenues exclude carried interest.

Fee Related Earnings is comprised of fee revenues less direct costs (other than costs related to carried interests). We use this measure to provide additional insight into the operating profitability of our asset management activities and believe that it is useful to investors for the same reason.

Base Management Fees are determined by contractual arrangements, are typically equal to a percentage of Fee Bearing Capital, are accrued quarterly, include base fees earned on fee bearing capital from both clients and ourselves and are typically earned on both called and uncalled amounts.

Incentive Distributions are determined by contractual arrangements and are paid to us by our three primary listed entities and represent a portion of distributions paid by a listed issuer above a pre-determined threshold. Incentive distributions are accrued when the associated distributions are declared by the board of directors of the entity.

Performance Fees are paid to us when we exceed pre-determined investment returns on certain portfolios managed in our public securities activities. Performance fees are typically determined on an annual basis and are not subject to “clawback.”

Carried Interests are contractual arrangements whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interests are typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured. We defer recognition of carried interests in our financial statements until they are no longer subject to adjustment based on future events. Unlike fees and incentive distributions, we only include carried interests earned in respect of third-party capital when determining our segment results.

Unrealized Carried Interests is a non-IFRS measure that represents the amount of carried interest that we would be entitled to if private funds were wound up on the last day of the reporting period, based on the estimated value of the underlying investments. We use this measure to gain additional insight into how investment performance is impacting our potential to earn carried interests in future periods and believe that it is useful to investors for the same reason.

Uninvested Capital (also referred to as “Dry Powder” or “Client Commitments”) represents capital that has been committed or pledged to private funds managed by us. We typically, but not always, earn base management fees on this capital from the time that the commitment or pledge to our private fund is effective. In certain cases, we earn fees only once the capital is invested or earn a higher fee on invested capital than committed capital. In certain cases, clients retain the right to approve individual investments before providing the capital to fund them. In these cases, we refer to the capital as “pledged” or “allocated.”

Average in-place Net Rents are a measure of leasing performance within our property segment, and calculated as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This measure represents the amount of cash generated from leases in a given period and excludes the impact of concessions such as straight-line rent escalations and free rent amortization.

Long-term Average Generation is compared to actual generation levels to assess the impact on revenues and FFO of hydrology and wind generation levels, in our renewable energy segment, which vary from one period to the next in the short term. Long-term average generation is determined based on assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, long-term generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for long-term average.

2013 ANNUAL REPORT     35

Realized Disposition Gains/Losses include gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods and are represented net of taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statement of equity and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO and believe it is useful to investors for similar reasons.

SUMMARY OF RESULTS BY OPERATING SEGMENT

The following table presents segment measures on a year-over-year basis for comparison purposes:

	Funds from			Common Equity
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Operations			by Segment
	2013	2012	Variance	2013	2012	Variance
Asset management	$865	$194	$671	$216	$245	$(29)

Property	554	537	17	13,339	12,958	381

Renewable energy	447	313	134	4,428	4,976	(548)

Infrastructure	472	224	248	2,171	2,571	(400)

Private equity	612	227	385	1,105	957	148

Residential development	46	34	12	1,435	1,617	(182)

Service activities	157	229	(72)	1,286	1,325	(39)

Corporate activities	223	(402)	625	(6,199)	(6,499)	300

	$3,376	$1,356	$2,020	$17,781	$18,150	$(369)

Funds From Operations

FFO from asset management activities was $865 million during 2013, and consisted of $565 million (2012 – $14 million) of carried interest and $300 million (2012 – $180 million) of fee related earnings. We recorded $558 million of carried interest on the wind up of the consortium that acquired our U.S. shopping business, representing our share of the gains generated for our clients on this investment. Fee related earnings increased by $120 million over 2012, primarily due to a higher level of fee bearing capital, which reflected additional capital committed to our private funds, capital issuances by our listed entities, including the formation of BPY, and increases in market values.

FFO from our property operations was $554 million for the year, which increased by $17 million over 2012 and included $28 million of realized disposition gains, whereas the prior year included $107 million of realized disposition losses. We distributed a 7.6% interest in BPY to shareholders in April 2013 and because we hold the majority of our property operations through BPY, this resulted in a reduced ownership of the underlying businesses and accordingly reduced the current year’s FFO by $31 million on a comparative basis. Segment results include $36 million of asset management fees paid to Brookfield by BPY, which commenced upon the formation of BPY in April 2013, reducing 2013 FFO on a comparable basis. Our portfolios continue to perform well, with U.S. retail sales increasing 12% on a suite-to-suite basis. Our U.S. office occupancy decreased by 440 bps, largely due to a lease expiry in New York in the fourth quarter of 2013, which resulted in a $19 million decrease to FFO.

Our renewable energy operations contributed $447 million of FFO compared to $313 million in the comparative period, which included a $172 million increase in FFO from operating activities. Generation increased 39% or 6,280 gigawatt hours (“GWh”) compared to 2012, due to increased generation from newly acquired and commissioned facilities and above average hydrology levels, whereas water flows in the prior year were significantly below average. Improved hydrology conditions increased FFO by $122 million from facilities owned throughout 2013 and 2012. New facilities contributed an additional $39 million of FFO. Increases in market prices for power not sold under long-term contract increased FFO by $68 million. These positive variances were partially offset by a decreased ownership interest in Brookfield Renewable Energy Partners, following the sale of units by us in the first quarter of 2013, increased borrowing levels to fund growth, capital expenditures and negative foreign currency exchange rates.

Infrastructure FFO was $472 million, an increase of $248 million over the prior year. We recognized $250 million of realized disposition gains in 2013, including the sale of our Pacific Northwest timber operations. The primary increase in FFO apart from the realized disposition gains was from the contribution from new assets and completed development projects, including $23 million of FFO from the completion of our rail expansion program, and our South American toll roads contributed an additional $22 million. These positive variances were partially offset by the elimination of FFO from assets disposed of during the year and challenging North American natural gas pricing, impacting our gas transmission business.

FFO from our private equity operations increased by $385 million to $612 million compared to $227 million in the prior year and included $316 million (2012 – $15 million) of realized disposition gains. Excluding realized disposition gains, FFO for 2013 was

36     BROOKFIELD ASSET MANAGEMENT

$296 million (2012 – $212 million). The increase of $84 million reflects improved pricing and volumes in businesses related to the U.S. housing market, particularly our panelboard manufacturing operations.

Our residential development operations contributed $46 million of FFO (2012 – $34 million). The contribution from our North American operations increased by $53 million due to increased pricing and volumes within our U.S. operations. The contribution from our Brazil operations declined by $25 million, as these operations continue to be challenged by increased construction costs and slower economic growth.

FFO from our services activities was $157 million (2012 – $229 million). The 2012 results included a $70 million realization gain on the partial disposition of our U.S. brokerage operations. FFO excluding realized disposition gains was relatively unchanged. Our construction operations increased over the prior year, as we continue to manage an increased volume of work which was offset by a reduced ownership level in our property services operations.

FFO from corporate activities includes a $525 million gain on the settlement of a long-dated interest rate swap, which also resulted in reduced levels of borrowings and a lower interest rates following the settlement. Capital markets performed strongly in 2013 and we benefitted from an additional $61 million contribution from our financial asset portfolio, compared to the prior year.

Common Equity by Segment

Property segment common equity increased by $0.4 billion during the year. We acquired an additional 51 million units of BPY for $995 million in the fourth quarter, offsetting the impact of the spin-off of a 7.6% interest in BPY ($906 million). The current year’s FFO and $851 million of fair value changes also increased property segment equity. Our renewable energy segment common equity decreased by $548 million, which included a $233 million sale of 8.1 million units of BREP in the first quarter of 2013, and the impact of lower foreign currency exchange rates and higher discount rates on asset valuations. We disposed our Pacific Northwest timberland operations in the third quarter of 2013, which reduced our infrastructure segment common equity by $600 million.

Reconciliation of Non-IFRS Measures

The following table reconciles total operating segment FFO to net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Total operating segment FFO	$3,376	$1,356

Gains not recorded in net income	(434)	(183)

Non-controlling interest in FFO	2,465	1,498

Financial statement components not included in FFO

Equity accounted fair value changes and other non-FFO items	(85)	578

Fair value changes	663	1,153

Depreciation and amortization	(1,455)	(1,263)

Deferred income taxes	(686)	(384)

Net income	$3,844	$2,755

ASSET MANAGEMENT

Overview

Our asset management operations consist of managing listed entities, private funds and public securities on behalf of ourselves and our clients. As at December 31, 2013, we managed approximately $80 billion of fee bearing capital, of which approximately $54 billion was from clients and the balance was from Brookfield. We also provide transaction and other advisory services. The following table disaggregates segment FFO into fee related earnings and carried interests to facilitate analysis.

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)
	2013	2012
Funds from operations

Fee related earnings	$300	$180

Carried interests	565	14

	$865	$194

Revenues in this segment include fees earned by us in respect of capital managed for clients as well as the capital provided by Brookfield, with the exception of carried interests and performance fees which exclude amounts earned on Brookfield capital. This is representative of how we manage the business and more appropriately measures the returns from our asset management activities and the returns from the capital invested in our funds. We do not recognize carried interests until the end of any determination or “clawback” period, which typically occurs at or near the end of a fund term, however we do provide supplemental information

2013 ANNUAL REPORT     37

on the estimated amount of unrealized carried interests that have accumulated to date based on fund performance up to the date of the financial statements.

Fee Related Earnings

We generated the following fee related earnings during the year:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)
	2013	2012
Fee revenues

Base management fees	$502	$352

Incentive distributions	32	15

Performance fees	30	17

Transaction and advisory fees	53	53

	617	437

Direct costs	(317)	(257)

Fee related earnings	$300	$180

Fee related earnings increased by 67% to $300 million for the year, as a result of substantial increases in fee bearing capital and associated revenues as well as operating margins.

Base management fees increased 43% to $502 million compared to $352 million in the prior year. Our private funds contributed $68 million to the increase mainly resulting from new commitments to our infrastructure and real estate flagship funds, including $15 million of catch-up fees that had been deferred until the final close of a large real estate fund during 2013. Some of our private funds earn fees only on invested capital or earn higher fees once capital is invested. We estimate that private fund base management fees will increase by approximately $18 million upon calling the $9.0 billion of third-party capital that has not been invested to date. Increases in the capitalization of our listed issuers through unit price appreciation and issuance of new capital added a further $57 million of base fees. We earned $36 million of fees from Brookfield Property Partners, which was launched in April 2013 and pays a minimum base fee to us of $50 million per year. Base fees from our public securities activities increased by $25 million due to net inflows and market value appreciation of the securities under management. Base management fees include $172 million (2012 – $119 million) earned in respect of Brookfield capital.

We received $32 million of incentive distributions from Brookfield Infrastructure Partners during 2013, representing an increase of $17 million from 2012. The increase was the result of a 15% growth in BIP’s limited partnership unit distributions from $1.50 per unit during 2012 to $1.72 per unit in 2013.

We earned $30 million of performance fees for managing public securities portfolios, based on exceeding performance thresholds in a number of our strategies, in particular our real estate hedge funds and structured products funds.

Transaction and advisory fees totalled $53 million in 2013, consistent with the prior year. We have expanded our investment banking activities into the U.S., UK and India and we continue to advise on a number of mandates in Canada and Brazil. Our primary focus is on real estate and infrastructure transactions.

Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Operating margins, which are calculated as fee related earnings divided by fee revenues, increased to 49% for the year, compared to 41% in 2012. We had expanded our operating capabilities considerably in prior years, which enabled us to expand our asset management revenues without a commensurate increase in operating costs. Gross margins also benefitted from the receipt of catch-up base management fees and increased performance fees during 2013. Direct costs increased by $60 million year-over-year in particular due to geographic expansion in our infrastructure, public securities and advisory businesses, as well as $25 million of costs reallocated from our corporate activities segment to our asset management segment following the launch of Brookfield Property Partners and $9 million of additional costs incurred that directly relate to employee compensation income based on the in-year performance fees.

Carried Interests

We concluded the initial phase of our investment in GGP with the reorganization of the consortium that we established to acquire our initial investment. This reorganization enabled our clients to convert this investment into cash, units of Brookfield Property Partners, or to continue to hold their GGP shares with us as manager. This investment had a 38% gross IRR and 2.6x gross multiple of equity invested and we received $558 million of accumulated carried interest in accordance with the terms of our consortium agreements.

38     BROOKFIELD ASSET MANAGEMENT

Accumulated unrealized carried interest totalled $318 million at December 31, 2013. This represents an increase of $195 million compared to last year, prior to the $566 million realized in the year. We estimate that direct expenses of approximately $118 million will arise on the realization of the income accumulated to date. The amount of unrealized carried interests and associated costs are shown in the following table:

	2013			2012
	Unrealized			Unrealized
AS AT DECEMBER 31	Carried	Direct		Carried	Direct
(MILLIONS)	Interest	Costs	Net	Interest	Costs	Net
Unrealized balance, beginning of year	$689	$(57)	$632	$379	$(51)	$328

In-period change

Generated	195	(62)	133	327	(9)	318

Less: realized	(566)	1	(565)	(17)	3	(14)

Unrealized balance, end of year	$318	$(118)	$200	$689	$(57)	$632

Fee Bearing Capital

The following table summarizes our fee bearing capital:

AS AT DECEMBER 31	Listed	Private	Public
(MILLIONS)	Issuers[1]	Funds[1]	Securities	Total	2012
Property	$15,396	$12,185	$2,732	$30,313	$18,133

Renewable energy	9,325	2,169	—	11,494	10,559

Infrastructure	8,276	8,588	4,853	21,717	16,497

Private equity	—	2,683	—	2,683	2,720

Other	—	—	13,086	13,086	12,160

December 31, 2013	$32,997	$25,625	$20,671	$79,293	n/a

December 31, 2012	$21,301	$23,244	$15,524	n/a	$60,069

1.	Includes Brookfield capital of $6.0 billion in private funds and $19.7 billion in listed issuers

Fee bearing capital includes all capital on which we receive some form of asset management revenue and includes capital committed or invested by us. For example, we include 100% of the market capitalization of listed issuers such as BIP and private funds such as our private equity funds because we are entitled to earn fees on all of this capital, including our own. We do not, however, include the capital invested or committed by one Brookfield managed entity into another because the fees otherwise payable to us on this capital are credited against the fees payable to us by the other.

Listed issuer capital includes the market capitalization of our listed issuers: BPY, BREP, BIP, Brookfield Canada Office Properties, Acadian Timber Corp. and several smaller listed entities. Fee bearing capital also includes corporate debt and preferred shares issued by these entities to the extent these are included in determining base management fees.

The private fund capital includes $16.6 billion of invested capital and $9.0 billion of capital that has not been invested to date but which is available to pursue acquisitions within each fund’s specific mandate. Of the total “dry powder,” $2.8 billion relates to property funds, $5.3 billion relates to infrastructure funds and $0.9 billion relates to private equity funds. The invested capital has an average term of 10 years and the uncalled capital has an average term during which it can be called of approximately four years.

We manage fixed income and equity securities within our public securities operations, with a particular focus on real estate and infrastructure, including high yield and distress securities.

2013 ANNUAL REPORT     39

Fee bearing capital increased by $19.2 billion during 2013. The principal variances are set out in the following table:

FOR THE YEAR ENDED DECEMBER 31, 2013		Private	Public
(MILLIONS)	Listed Issuers	Funds	Securities	Total
Balance, December 31, 2012	$21,301	$23,244	$15,524	$60,069

Inflows	2,100	7,922	7,056	17,078

Launch of Brookfield Property Partners	11,518	—	—	11,518

Outflows	(926)	(5,332)	(3,090)	(9,348)

Changes in market value	235	—	1,181	1,416

Foreign exchange and other	(1,231)	(209)	—	(1,440)

Change	11,696	2,381	5,147	19,224

Balance, December 31, 2013	$32,997	$25,625	$20,671	$79,293

The increase in listed issuer capital of $11.7 billion primarily relates to the launch of Brookfield Property Partners L.P. (“BPY”) in April 2013. Other inflows are related to the issuance of additional capital including $1.4 billion of BPY equity units in connection with the GGP consortium reorganization, while outflows include quarterly cash distributions and repayment of corporate borrowings.

Private fund fee bearing capital increased by $2.4 billion during the year to $25.6 billion. The increase reflects $7.9 billion of new commitments offset by distributions and the return of capital to investors. We held the final close for several private funds during the year including $4.4 billion for Brookfield Strategic Real Estate Partners and $7.0 billion for Brookfield Infrastructure II. In addition, we closed a $1.0 billion global Timberlands Fund V, a $270 million Brazil Timber Fund II and raised $600 million for a pooled investment in a group of Los Angeles office properties. During the year, we concluded our Brookfield Global Timber Fund, following the sale of our Pacific Northwest timberlands and our Real Estate Turnaround Protocol Fund, upon the sale of our U.S. retail shopping business which resulted in the return of approximately $7 billion to investors.

Fee bearing capital in our public securities business increased by $5.1 billion during the year due to record inflows of $7.1 billion. We have continued to expand our range of higher margin mutual funds and similar products and have received strong interest from clients, supported in part by excellent performance in many of our funds.

Outlook and Growth Initiatives

We continue to experience increased interest by institutions and other investors in real asset investments, which is the focus of most of our investment strategies and products. Our fundraising activities experienced tremendous success in 2013, and we have four funds in marketing seeking over $2 billion of third-party capital.

Our listed issuers continue to have strong access to capital and to meet or exceed their annual distribution growth targets. Our property listed issuer, Brookfield Property Partners, is in the process of completing a merger with 51% owned Brookfield Office Properties Inc. (“BPO”), its global office subsidiary. Based on the shares of BPO properties tendered as at the date of this report we expect that the transaction will be completed during 2014 and will result in BPY issuing 186 million units, which will increase our fee bearing capital by approximately $3.7 billion based on current market prices.

PROPERTY

Overview

We own virtually all of our commercial property assets through BPY, which is listed on the New York and Toronto Stock Exchanges. We also own $1.3 billion of preferred shares of BPY which yield 6.2%, and a small number of other property assets.

BPY was launched in April 2013 with the distribution of a 7.6% interest to Brookfield shareholders. Since that time, BPY issued additional equity units for $1.4 billion. We purchased 70% of the issued units for $1.0 billion, reducing our fully diluted interest in BPY to 89%. We expect our fully diluted interest in BPY to decline to 66% following the merger with BPO.

BPY’s operations are principally organized as follows:

Office Properties: We own interests in and operate commercial office portfolios, consisting of 163 properties containing over 93 million square feet of commercial office space. The properties are located in major financial, energy, technology and government cities in North America, Europe and Australia. We also develop office properties on a selective basis in close proximity to our existing properties and our office development assets consist of interests in 21 sites totalling approximately 19 million square feet. The majority of BPY’s office properties are held through our 51% owned BPO and a 22% equity interest in Canary Wharf Group. Of the total properties in our office portfolio, 136 properties consisting of 80 million square feet are consolidated and the remaining interests are either equity accounted or accounted for as a financial asset under IFRS. The merger with BPO would provide BPY with 100% ownership of BPO’s office portfolio.

40     BROOKFIELD ASSET MANAGEMENT

Retail Properties: Our retail portfolio consists of an interest in 163 retail properties in the United States, Brazil and Australia, encompassing 153 million square feet. Our North American retail operations are held through our 32% fully diluted interest in GGP and a 39% interest in Rouse Properties, both of which are equity accounted. Our Brazilian operations are held through a 35% owned institutional fund managed by us, and we also own direct property interests in Australia. Of the total properties in our retail portfolio, 154 properties, consisting of 149 million square feet, are equity accounted investments and the remaining are consolidated under IFRS.

Multifamily, Industrial and Other Properties: This category includes 25,500 multifamily units in the United States and Canada and 68 million square feet of industrial space in North America and Europe. We also own distressed and under-performing real estate assets and businesses and commercial real estate mortgages and mezzanine loans in North America, Europe and Australia, as well as interests in hotel and resort properties.

The following table disaggregates segment FFO and segment equity into the amounts derived from our ownership of BPY, the amounts represented by other assets and liabilities and realized disposition gains to facilitate analysis:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2013	2012	2013	2012

Brookfield Property Partners[1]

Equity units[2]	$492	$587	$12,180	$13,163

Preferred shares	56	—	1,275	—

	548	587	13,455	13,163

Other

Property assets	6	91	469	434

Liabilities	(28)	(34)	(585)	(639)

Realized disposition gains	28	(107)	—	—

	$554	$537	$13,339	$12,958

1.	BPY 2012 FFO and common equity by segment include assets contributed to BPY including BPO, GGP and our investment in Canary Wharf Group
2.

Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 45.2 million Class A LP units, 4.8 million special limited partnership units and 0.1 million general partnership units; together representing an effective economic interest of 89% of BPY

FFO within our property segment was $554 million (2012 – $537 million). We recorded $28 million of realized disposition gains compared to realized disposition losses of $107 million in 2012, resulting in a positive variance of $135 million. This increase was partially offset by a decline in FFO from the operations that are now held through BPY to $548 million (2012 – $587 million).

Brookfield Property Partners

Our share of BPY’s FFO during 2013 was $548 million, of which $56 million was received as dividends on preferred shares that were issued to us on the reorganization of the capital in our property segment on the formation of BPY. This represents a decline of $39 million from the $587 million of FFO recorded from the same businesses during 2012. The distribution of the initial 7.6% ownership position in BPY to shareholders in April 2013 reduced our interest in these operations, resulting in a $31 million decline over the 2012 results on a comparative basis. In addition, BPY’s FFO during 2013 was reduced by $36 million of base management fees paid to us and recorded as revenue in our asset management segment. BPY’s FFO from retail property operations and multifamily, industrial and other operations increased during the year, which was partially offset by lower FFO from office property operations.

Office Properties

BPY recorded FFO of $312 million from office property operations in 2013 compared to $338 million in 2012, of which our share was $294 million and $338 million, respectively. Favourable leasing performance resulted in a 1% increase in in-place rents on existing properties using consistent foreign exchange rates (1% decrease using actual foreign exchange rates), however this was more than offset by the anticipated expiry of a large lease in New York City in the fourth quarter of 2013 that reduced BPY’s FFO from our U.S. operations by $21 million. In addition, the dividend received by BPY from Canary Wharf in 2013 was $14 million, lower than the $40 million received by us in 2012.

Leasing activity during the year consisted of 8.9 million square feet of new leases at an average in-place net rent of $30.27 during the year and 10.4 million square feet of lease expiries at expiring net rents of $27.90 per square foot. This resulted in an increase in average in-place net rents from $29.40 to $30.15 per square foot and reduced the proportion of leases expiring over the next five years by 180 basis points compared to the end of 2012. Overall occupancy decreased to 88.0% at December 31, 2013 (2012 – 91.1%). The decrease in portfolio occupancy was primarily due to the expiry of a large lease in New York, decreasing U.S. occupancy from 87.7% to 83.3%. Our average remaining lease term is approximately seven years (2012 – seven years). Contractual lease expiries in the upcoming year consist of 4.8 million square feet and the associated expiring average in-place

2013 ANNUAL REPORT     41

net rent is $32. Our 10 largest tenants occupy 15.4 million square feet with the largest tenant class consisting of government and government agencies representing 5.5 million square feet.

In North America, average in-place net rents across our 81.3 million square foot portfolio approximate $26 per square foot compared to $26 per square foot at the end of 2012. Net rents represent a discount of approximately 15.7% to the average market rent of $31 per square foot. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, to exercise patience in signing new leases.

In Australasia, average in-place net rents in our 10.8 million square foot portfolio are $48 per square foot, which represents a 6% discount to market rents. The occupancy rate across the portfolio remains high at 97.6% and the weighted average lease term is approximately six years. Leases in Australia typically include annual escalations, with the result that in-place lease rates tend to increase along with long-term increases in market rents.

Of our 19 million square feet of office developments, 8.4 million are under active development, 2.3 million are in the planning stage and 8.2 million are held for future development. Active developments at December 31, 2013 had incurred a cost of $951 million and had a total planned development cost of $732 per square foot with a weighted average planned construction period of seven years.

Retail Properties

BPY’s FFO from retail operations, which is derived largely from its ownership interest in GGP, increased to $298 million in 2013 (2012 – $259 million), of which our share was $281 million and $259 million, respectively.

BPY’s net share of GGP’s funds from operations was $271 million compared to $251 million in 2012. The growth in FFO reflects increases in both net rents and occupancy. Initial rental rates for leases commencing in 2013 increased by 12.3% or $7.05 per square foot, to $64.29 per square foot when compared to the rental rate for expired leases. Tenant sales were $564 per square foot on a trailing 12-month basis as at year end, representing a 3.6% increase over the prior year on a comparable basis. The remaining FFO includes the results of Rouse Properties, which was spun out of GGP during 2012, and our share of FFO from our Brazilian retail property fund.

Total leasing activity during the year consisted of 14.6 million square feet of new leases at an average in-place net rent of $54.30 during the year and 13.5 million square feet of lease expiries at expiring net rents of $50.39 per square foot. This resulted in an increase in average in-place net rents from $50.48 to $53.39 per square foot. Overall occupancy in our retail property portfolio was 95.9% (2012 – 95.1%), and represented an average lease term of six years. Portfolio net rents represent a discount of approximately 13% compared to market rents of $61.38 per square foot. Contractual lease expiries in the upcoming year consist of 6.9 million square feet and the associated expiring average in-place net rent is $55.

GGP completed 10.7 million square feet of new and renewal leasing in 2013, excluding anchor tenants. Same store regional mall percentage leased was 97.1% at year-end 2013, an increase of 100 basis points over year-end 2012 and in-place rents increased by 5.2% to $57.75 per square foot.

Multifamily, Industrial and Other Properties

BPY holds industrial, multifamily and other property assets primarily through funds that are managed by us. The carrying value of BPY’s investment in these operations increased by $404 million during 2013 to $1,042 million at December 31, 2013, and its share of the associated FFO increased to $61 million (2012 – $10 million) largely as a result of acquisitions.

Common Equity by Segment

Common equity by segment at the end of 2013 was $13.3 billion (2012 – $13.0 billion). The distribution of BPY units in April 2013 reduced segment equity by $0.9 billion, which was more than offset by our purchase of additional units in BPY for $995 million in the fourth quarter of 2013 and undistributed net income.

Other Property Assets and Liabilities

We continue to sell other investments at opportunistic times as they are not core to our operations. We sold three retail properties in 2013 for $265 million generating net proceeds of $115 million.

Outlook and Growth Initiatives

As noted above, we hope to complete the merger of BPY and BPO during the first half of 2014, positioning BPY as one of the largest and most diverse global real estate investment entities.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management, including refinancing mature properties and disposition of select mature or non-core assets;

•	Advancing development assets as the economy rebounds and supply constraints create opportunities; and

•	Renewing and extending borrowings to take advantage of the current low interest rate environment.

42     BROOKFIELD ASSET MANAGEMENT

We expect to increase the cash flows from our office and retail property activities through continued leasing activity as described above. In particular, we are operating below our normal office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. Most of our markets have favourable outlooks, which we expect will also lead to strong growth in lease rates.

Transaction activity is picking up across our global office markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest of whole or partial interests in a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. We are currently focused on five development projects totalling approximately eight million square feet. This pipeline could add more than $6.2 billion in assets and we are actively advancing planning and entitlements and seeking tenants for these sites. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of our shopping centres in the United States.

RENEWABLE ENERGY

Overview

We hold our renewable energy operations primarily through a 65% fully diluted interest in Brookfield Renewable Energy Partners. BREP is listed on both the NYSE and TSX and had a market capitalization of $6.9 billion at December 31, 2013. BREP operates renewable power facilities and owns them both directly as well as through joint ventures and institutional infrastructure funds that we manage.

We arrange for the sale of power generated by BREP through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”). We purchase a portion of BREP’s power pursuant to long-term contracts at pre-determined prices, providing a stable revenue profile for unitholders of BREP and providing us with continued participation in future increases (or decreases) in power prices.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership of BREP, the operations of BEMI and realized disposition gains to facilitate analysis:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2013	2012	2013	2012
Brookfield Renewable Energy Partners[1]	$390	$236	$3,534	$4,272

Brookfield Energy Marketing	(119)	(137)	894	704

Realized disposition gains	176	214	—	—

	$447	$313	$4,428	$4,976

1.	Brookfield’s interest in BREP consists of 129.7 redemption-exchange units, 40.0 Class A LP units and 2.7 million general partnership units; together representing an economic interest of 65% of BREP

FFO for the year was $447 million compared to $313 million in the prior year and included $176 million of realized disposition gains (2012 – $214 million). Our share of BREP’s FFO increased by $154 million, or 65%, reflecting a return to normalized levels of generation following a particularly dry year in 2012 and the contribution from newly acquired and commissioned assets. We completed a secondary offering of BREP in the first quarter of 2013 which generated proceeds of $233 million and recognized a $176 million realized disposition gain. Realized disposition gains in the prior year included a $214 million gain on a previous sale of BREP units.

Brookfield Renewable Energy Partners

We own one of the world’s largest publicly traded, pure-play renewable power portfolios with 5,849 megawatts (“MW”) of installed capacity and long-term average annual generation of 21,836 gigawatt hours (“GWh”). Our portfolio includes 193 hydroelectric generating stations on 69 river systems and 11 wind facilities, diversified across 12 power markets in the United States, Canada and Brazil. We also have an approximate 1,700 MW development pipeline spread across all of our operating jurisdictions.

2013 ANNUAL REPORT     43

BREP’s operating results are summarized as follows:

FOR THE YEARS DECEMBER 31 (GIGAWATT HOURS AND $MILLIONS)	Actual		Long-Term
	Generation (GWh)		Average (GWh)		Funds from Operations
	2013	2012	2013	2012	2013	2012
Brookfield Renewable Energy

Revenues

Hydroelectric	19,232	13,336	18,399	15,647	$1,409	$1,079

Wind energy	2,220	1,709	2,538	2,034	258	189

Co-generation	770	897	899	521	71	70

	22,222	15,942	21,836	18,202	1,738	1,338

Direct costs					(530)	(486)

Interest and other costs					(470)	(461)

Non-controlling interest					(348)	(155)

					$390	$236

Our share of FFO increased by $154 million to $390 million, from $236 million in 2012.

Generation at facilities owned throughout 2013 and 2012 increased by 2,640 gigawatt hours to 17,944 gigawatt hours, representing a 17% increase. This resulted in additional revenues of $209 million and FFO of $122 million. Generation approximated long-term average levels in 2013 whereas generation in 2012 was 12% below long-term average due to dry conditions in New York State, the mid-western U.S. and eastern Canada.

Facilities acquired or developed since the beginning of 2012 contributed an increase in generation of 3,638 gigawatt hours over 2012, of which 3,093 GWh of generation were from recently acquired U.S. hydroelectric assets in Tennessee, North Carolina and Maine. This resulted in $218 million of additional revenues and $39 million of additional FFO after deducting interest costs associated with acquisition debt and FFO attributable to non-controlling interests.

The foregoing increases were partially offset by an $11 million decrease in FFO, as a result of our reduced ownership interest in BREP.

Realized prices decreased to $78 per megawatt hour (“MWh”) on a total portfolio basis compared to $84 per MWh in 2012. Much of the generation from hydroelectric capacity acquired during 2013 was sold pursuant to contracts that are at significantly lower levels than the contracts for our existing portfolio, and in our view provide us with the opportunity for substantial revenue growth should prices for renewable energy increase in line with our expectations. The decline in the value of the Brazilian currency relative to the U.S. dollar also impacted our average realized price for hydroelectric power.

Operating costs increased by $44 million to $530 million. The increase is primarily attributable to the costs associated with recently acquired or commissioned facilities. Costs within our renewable energy operations are largely fixed and therefore do not vary with generation levels to the same extent as revenues.

Interest expense totalled $410 million, consistent with the prior year, as the impact of higher levels of borrowings in respect of acquisitions was offset by lower borrowing costs on refinancings and changes in foreign exchange rates. Other costs increased by $10 million to $60 million and include a $5 million increase in base management fees paid to us, as a result of a higher level of capitalization, and a $5 million increase in cash taxes paid based on increased revenues. Non-controlling interests increased to $348 million for 2013 (2012 – $155 million) reflecting a $79 million increase in BREP’s FFO attributable to non-controlling interests, a $21 million increase from the completion of two preferred share issuances during the year, as well as the increase in units held by non-controlling interests following sales by us during both 2013 and 2012.

Brookfield Energy Marketing

Our wholly owned energy marketing group has entered into long-term purchase agreements and price guarantees with BREP as described below. We are entitled to sell the power as well as any ancillary revenues such capacity payments and renewable credits or premiums.

BEMI purchased approximately 8,800 gigawatt hours of electricity from BREP during 2013 at an average price of $74 per megawatt hour and sold this power at an average price, including ancillary revenues, of $60 per megawatt hour, resulting in an FFO loss of $119 million (2012 – $137 million). Approximately 3,400 gigawatt hours of BEMI power sales were pursuant to long-term contracts at prices modestly in excess of our purchase cost. The balance of 5,400 gigawatt hours was sold in the short-term market at an average price of $45 per megawatt, including ancillary revenues and peaking premiums (2012 – $37 per megawatt hour).

44     BROOKFIELD ASSET MANAGEMENT

Common Equity by Segment

Common equity by segment decreased by $548 million to $4.4 billion during the year, primarily due to the sale of a 3% interest in BREP in the first quarter of 2013, a strengthening of the U.S. dollar relative to the Canadian dollar and Brazilian real, which decreased the carrying value of our non-U.S. dollar operations, and as well as depreciation and amortization recorded during the year and a reduction in the fair value attributable to these operations at year end.

Outlook and Growth Initiatives

Acquisition and development activities completed during the year increased our estimated annualized generation by 2,573 GWh, which, together with the expected closing of a previously announced acquisition of a large-scale hydroelectric portfolio in the northeast U.S., should increase overall portfolio generation by 15% at attractive projected returns. In addition, we continue to advance a 45 MW hydroelectric facility with a total expected construction cost of approximately $200 million and maintain a development pipeline of approximately 1,700 MW of capacity.

Notwithstanding the current low price environment for electricity prices in our North American markets, we believe electricity prices will increase strongly over the long term due to the challenges facing many forms of generation technologies, including environmental concerns and possible carbon pricing, desires for energy independence and security and other potential legislative and market driven factors. In the short term, most of our revenues are secured through long-term contracts although the uncontracted power is being sold at the current market environment which has increased substantially in recent months due to seasonal climate conditions. In the long term, we are well positioned to benefit from increasing electricity prices.

BREP has entered into long-term agreements that enable it to sell power at pre-determined prices, including contracts with BEMI. These contracts have a weighted average term of 18 years and represent 88% and 79% of our long-term average generation for 2014 and 2015, respectively, based on long-term average generation, declining to 78% in 2016. The average price at which power is sold under these agreements is $82 per megawatt hour in 2014, and averages $84 per megawatt hour over the next five years.

During 2013, BREP secured short-term contracts in Brazil for 513 GWh in 2014 and 160 GWh in 2015. At our recently acquired 360 MW hydroelectric portfolio located in Maine, we were able to secure short-term contracts at BREP for 150 GWh for the first quarter of 2014.

BEMI is expected to purchase approximately 8,500 gigawatt hours of electricity from BREP during each of the next five years based on long-term average generation, at an average price of $75 per megawatt hour, which increases annually based on a percentage of inflation. BEMI has entered into long-term contracts to sell approximately 3,250 gigawatt hours of expected annual purchases based on long-term average generation. These contracts have an average life of 15 years and an average price over the next five years of $79 per megawatt hour. The remaining 5,250 gigawatt hours is expected to be sold on a short-term basis until such time as we can secure long-term contracts at prices that are consistent with our long-term expectation for power prices.

The majority of our portfolio consists of hydroelectric generating facilities, and as a result, our revenues are subject to hydrology levels. Over the long term we believe that generation at our existing facilities will approximate long-term average, however significant variances may occur in any given year. Our North American assets have the ability to store water in reservoirs approximating 32% of their annual generation which allow us to generate power during higher price periods to varying degrees. In addition, our assets in Brazil benefit from a framework that exists in the country to levelize generation risk across hydroelectric producers. This ability to store water and have levelized generation in Brazil, provides partial protection against short-term changes in water supply.

INFRASTRUCTURE

Overview

Our infrastructure operations are held primarily through our 28% fully diluted interest in Brookfield Infrastructure Partners. BIP is listed on the New York and Toronto Stock Exchanges and had a market capitalization of $8.2 billion at year end. BIP owns a number of these infrastructure businesses directly as well as through private funds and joint ventures that we manage. We also have direct investments in our sustainable resources operations.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership of BIP, our directly held sustainable resources operations and realized disposition gains to facilitate analysis:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2013	2012	2013	2012
Brookfield Infrastructure Partners[1]	$185	$127	$1,478	$1,432

Sustainable resources	37	52	693	1,139

Realized disposition gains	250	45	—	—

	$472	$224	$2,171	$2,571

1.	Brookfield interest in BIP consist of 59.8 million redemption-exchange units representing an economic interest of 28% of BIP.

2013 ANNUAL REPORT     45

Brookfield Infrastructure Partners

BIP’s operations are principally organized as follows:

Utilities operations: consist of our regulated distribution, regulated terminal and electricity transmission operations, located in Australasia, North and South America and Europe. These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be highly predictable and typically not impacted to any great degree by short-term volume or price fluctuations.

Transport operations: is comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operating are comprised of businesses with regulated tariff structures, such as our railroad and toll road operations, as well as unregulated businesses, such as our ports. Approximately 70% of our transport operations are supported by long-term contracts or regulation.

Energy operations: consists of systems that provide energy transportation, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Approximately 80% of our energy operations are supported by long-term contractual revenues.

Utilities FFO increased by $19 million from the prior year, primarily due to the contribution from investments completed near the end of 2012 that doubled the size of our UK regulated distribution business and an increased ownership interest in our Chilean electricity transmission system. In addition, our businesses also benefitted from inflation indexation and contributions from organic growth investments.

Transport FFO increased by $45 million. Our Australian railroad contributed an increase of $23 million over the prior year, primarily due to the completion of our $600 million expansion program in the beginning of 2013 and a strong grain harvest. Our South American toll roads contributed an additional $22 million of FFO compared to 2012, primarily from our increased ownership in these toll roads, following our follow-on $670 million investment and by higher traffic volumes and regulatory tariffs.

Energy FFO decreased by $2 million primarily due to the impact of a challenging North American natural gas market that continues to negatively impact results at our North American gas transmission business. This decrease was partially offset by a full year’s contribution from our district energy operations, which were acquired in the fourth quarter of 2012.

Sustainable Resources

Our share FFO from sustainable resource investments decreased by $15 million to $37 million primarily due to our lower level of common equity in these operations after we sold our U.S. Pacific Northwest timberlands in June of 2013. These operations were owned both directly and by BIP. Our other directly held assets include our investment in Acadian Timber Corp. which owns and operates timberlands in the northeastern U.S. and Canada, and our equity invested in a number of timber and agriculture private funds we manage. Our agriculture funds are focused on Brazil’s agricultural sector based on the country’s strong competitive position as a leading agricultural producer.

Realized Disposition Gains

We sold non-core assets during the year, generating $1.5 billion of proceeds, of which our share was $833 million. Dispositions included Pacific Northwest timberlands, a regulated distribution business in New Zealand and a 20% interest in our UK regulated distribution business, which collectively gave rise to $250 million of realized disposition gains.

Common Equity by Segment

Invested capital decreased by $400 million to $2,171 million at the end of 2013 from $2,571 million at the end of 2012, reflecting the sale of our direct investment in timberlands, offset by our proportionate participation in a $330 million equity offering at BIP.

Outlook and Growth Initiatives

In the utilities platform, we expect to earn a return on incremental investments which is consistent with our current return on rate base and expect to benefit from the completion of a Texas electric transmission system. Within our transport and energy operations we are increasing our investments in transportation assets such as ports and toll roads, as we see attractive valuations and exposure to GDP growth through increasing traffic volumes. We have also recently completed or committed to $1.1 billion of new investments in these operations.

Our timber funds continue to attract strong interest from institutional investors and we continue to deploy capital in these funds. Our R$330 million Brazil Agriland Fund is currently almost fully invested and we will use the remaining capital to fund conversion of additional lands to crop production.

46     BROOKFIELD ASSET MANAGEMENT

PRIVATE EQUITY

Our private equity operations are conducted through a series of institutional private equity funds operated under the Brookfield Capital Partners brand with total committed capital of $3.1 billion as well as direct investments in several public companies including Norbord Inc. (“Norbord”) and Western Forest Products Inc. (“Western Forest Products”).

FFO increased to $612 million during 2013 from $227 million in 2012, reflecting a large increase in realized disposition gains as well as improved FFO at investee companies. FFO excluding realized disposition gains increased by $84 million to $296 million compared to 2012, reflecting improved pricing and volumes primarily due to the ongoing recovery in the U.S. housing market, particularly at our two panelboard investments.

The following table disaggregates segment FFO and segment equity into the amounts attributable to the capital we have invested in the private funds that we manage, our investment in Norbord, other investments and realized disposition gains to facilitate analysis:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2013	2012	2013	2012
Brookfield Capital Partners

Private funds	$66	$59	$474	$198

Norbord	120	77	246	217

Other	110	76	385	542

Realized disposition gains	316	15	—	—

	$612	$227	$1,105	$957

The private equity fund portfolios include 12 investments in a diverse range of industries. Our average investment is $41 million and our largest single exposure is $114 million using IFRS values or $211 million based on stock market prices. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our largest direct investment is a 52% interest in Norbord, which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at December 31, 2013 was approximately $890 million based on stock market prices, compared to our carrying value of $246 million.

Increased prices and volumes within our panelboard businesses, which are benefitting from the U.S. housing recovery, led to a $98 million increase in FFO from our various industrial and forest products businesses to $221 million.

Realized disposition gains include the sale of pulp and paper business, which was held in our private funds, achieving a 70% IRR and a 10x multiple on capital. The fund recognized a $507 million realization gain, of which our proportionate share was $200 million. In addition, we partially monetized our investments in Western Forest Products and Norbord during the year, recognizing a gain of $47 million on the sale of 117.1 million shares of Western Forest Products, as well as a gain of $73 million on the sale of 8.1 million shares of Norbord.

Segment common equity increased by $148 million over the prior year, as capital invested in our private funds and direct investments in our energy and related services operations, more than offset the impact of asset sales within our industrial and forest products.

RESIDENTIAL DEVELOPMENT

Our residential development operations consist of our direct investment in two public companies: Brookfield Residential Properties Inc. (“BRPI”) and Brookfield Incorporações S.A. (“BISA”), as well as operations in Australia that we are in the process of winding down.

Our North American business is conducted through BRPI. We hold approximately 69% of BRPI, which is listed on the New York and Toronto stock exchanges. BRPI is active in 11 principal markets located primarily in Canada, and the U.S., and controls over 110,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.

Our Brazilian business is conducted through BISA. We hold approximately 45% of BISA which is listed on the principal stock exchange in Brazil. BISA is one of the leading developers in Brazil’s real estate industry. These operations include land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential. The operations are conducted in Brazil’s main metropolitan areas, including Săo Paulo, Rio de Janeiro, the Brasilia Federal District, and the five other markets that collectively account for the majority of the Brazilian real estate market.

Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process.

2013 ANNUAL REPORT     47

The following table disaggregates segment FFO and segment equity into the amounts attributable to our operations by region and realized disposition gains to facilitate analysis:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2013	2012	2013	2012
Residential

North America (BRPI)	$117	$64	$960	$913

Brazil (BISA)	(61)	(36)	421	482

Australia and other	(10)	(10)	54	222

Realized disposition gains	—	16	—	—

	$46	$34	$1,435	$1,617

Our North American operations demonstrated strong growth reflecting the recovery in U.S. housing markets and continued strength in Canada. Funds from operations increased from $64 million to $117 million due largely to an increase in gross margin of $82 million (+28%), offset in part by associated income taxes. Funds from operations in 2012 includes a $16 million realized disposition gain recognized on partial sell-downs of our interest in BRPI.

Home closings and housing gross margins increased in both our Canadian and U.S. operations when compared to the prior year. We delivered 2,216 homes and 2,402 lots during the year, compared to 1,808 and 2,142, respectively, in 2012, representing a year-over-year increase of 23% and 12%, respectively. The gross margin on our Canadian housing operations was 20.8% compared to 18.9% in 2012 reflecting a slight change in mix between the projects being delivered and between home and lot sales.

Our Brazilian operations experienced lower levels of sales and project launches during 2013, reflecting decreased levels of growth in our principal development areas following several years of expansion and consistent with the experience of other developers. We experienced margin pressure from cost increases, and project overruns; however, we remain focused on increasing launches and sales in the near term.

The 2013 results for Australia are consistent with the prior year and we continue to wind down these businesses.

Outlook and Growth Initiatives

We believe our North American activities will continue to benefit from the continuing recovery of the U.S. housing industry which should favourably impact our future prices and volumes. In addition, our residential development business benefits from our strong market share within the energy-focused Alberta market. Net new home orders increased 15% to 2,356 units in 2013 as a result of stable market performance in Canada and the recovery in the U.S., which increased the units and value of our backlog units by 10% and 23% respectively, over the prior year, with much of the increase occurring within our U.S. operations. At the end of 2013, the North American backlog of homes sold but not delivered was 915, with a sales value of $448 million, compared to 834 homes with a value of $365 million at the same time last year.

Brazil is currently experiencing lower growth, which is having a negative impact on current returns. We are confident that the country’s favourable demographics when combined with supportive government policies will contribute to increased sales and FFO. We have focused our operations on major markets, and have established a “top-three” presence in the core markets that represent over 60% of the country’s GDP, which positions us to continue to participate in this growth. In February 2014, we launched a tender offer for the shares of BISA that we do not own at a price of R$1.60 per share or approximately US$180 million in total based on recent exchange rates.

SERVICE ACTIVITIES

The following table disaggregates segment FFO and segment equity into the amounts attributable to our construction services and property services businesses and realized disposition gains to facilitate analysis:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2013	2012	2013	2012
Service activities

Construction	$118	$113	$938	$1,029

Property	39	46	348	296

Realized disposition gain	—	70	—	—

	$157	$229	$1,286	$1,325

48     BROOKFIELD ASSET MANAGEMENT

Construction revenues increased relative to 2012 as we were managing a larger volume of projects during the year. Operating margins decreased to 7.5% from 8.2% in 2012 as we are experiencing increased bidding competition in the current year, and we completed several higher margin, large projects in the prior year.

The remaining work-in-hand totalled $3.4 billion at the end of December 31, 2013 (2012 – $4.3 billion), and represented approximately 1.3 years (2012 – 1.1 years) of scheduled activity. We continue to pursue and secure new projects which should position us well for future growth.

Property services fees include property and facilities management, leasing and project management and a range of real estate services. FFO was $39 million in 2013 compared to $46 million last year, reflecting the continued strength of our property services business offset by a reduced ownership interest in these operations following the merger of our U.S. residential brokerage business with another industry participant in late 2012. The merger gave rise to the $70 million disposition gain.

CORPORATE ACTIVITIES

Our corporate operations include: allocating capital to our various operating platforms, principally through our primary listed issuers, (BPY, BREP and BIP) and through directly held investments and interests in our private equity funds, as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also invest capital in portfolios of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks.

The following table disaggregates segment FFO and segment equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2013	2012	2013	2012
Cash and financial assets, net	$159	$96	$814	$1,133

Corporate borrowings	(204)	(209)	(3,975)	(3,526)

Subsidiary borrowings	(87)	(123)	—	(1,130)

Capital securities	(13)	(25)	(163)	(325)

Preferred equity	—	—	(3,098)	(2,901)

Net working capital	—	—	223	250

Corporate costs	(157)	(171)	—	—

Realized disposition gains	525	30	—	—

	$223	$(402)	$(6,199)	$(6,499)

We invest capital at the corporate level that is not deployed elsewhere into a variety of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks. Our financial assets are presented in more detail on page 51 and consist of $1,596 million (2012 – $1,719 million) of cash and financial assets which are partially offset by $782 million (2012 – $586 million) of deposits and other liabilities. FFO from these activities includes dividends and interests from our financial assets, mark-to-market gains or losses and realized disposition gains or losses. FFO in 2013 totalled $159 million and included $104 million of mark-to-market and realized disposition gains, a charge of $12 million incurred on the early redemption of higher cost debt and $67 million of gains on currency and interest rate contracts that are not treated as hedges. We describe our corporate borrowings and preferred shares in more detail within Part 4 – Capitalization and Liquidity.

During the year we settled a group of long-dated high yielding financial contracts that were classified as a subsidiary borrowing but included in our corporate capitalization because they were guaranteed by the Corporation. The accrued value of the contracts at the end of 2012 was $1.1 billion and an associated mark-to-market liability of $257 million was included in net working capital. The contracts were settled for $905 million in the third quarter of 2013 which was funded from the proceeds of asset sales and incremental corporate borrowings. This gave rise to the elimination of the subsidiary borrowings and a reduction in the associated carrying costs. Corporate borrowings increased as a result of funding a portion of the settlement, however interest costs declined as a result of refinancing other corporate borrowings at reduced rates.

We continued to redeem capital securities with the proceeds from additional perpetual preferred shares at lower yields, giving rise to a reduction in the balance of capital securities outstanding as well as associated interest costs and an increase in the balance of preferred equity. Dividends on preferred equity during 2013 totalled $145 million (2012 – $129 million) and are not included in segment FFO because they represent distributions on shareholders’ equity that are not included in net income.

Net working capital includes corporate accounts receivable, accounts payable, other assets and liabilities. Also included in net working capital is our corporate deferred income tax asset of $625 million (2012 – $773 million). Net working capital was relatively unchanged. The elimination of a $257 million mark-to-market liability on the subsidiary financial contract referred to above was partially offset by a $148 million reduction in the deferred tax asset.

Corporate costs declined to $157 million in 2013 from $171 million in the prior year as a result of $25 million of costs being reallocated to our asset management operations following the launch of BPY in 2013.

2013 ANNUAL REPORT     49

PART 4 – CAPITALIZATION AND LIQUIDITY

FINANCING STRATEGY

The following are key elements of our capital strategy:

•	Match our long-life assets with long-duration mortgage financings with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit borrowings to investment-grade levels based on anticipated performance throughout a business cycle; and

•	Structure our affairs to facilitate access to a broad range of capital and liquidity at multiple levels of the organization.

Most of our borrowings are in the form of long-term, property-specific financings such as mortgages or project financings secured only by the specific assets. We attempt to diversify our maturity schedule so that financing requirements in any given year are manageable. Limiting recourse to specific assets or business units is intended to limit the impact of weak performance by one asset or business unit on our ability to finance the balance of the operations.

Most of our financings have investment-grade characteristics which is intended to ensure that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and to enable us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. Furthermore, our ability to finance at the corporate, operating unit, and asset level on a private or public basis is intended to lessen our dependence on any particular segment of the capital markets or the performance of any particular unit.

To enable us to react to attractive investment opportunities and deal with contingencies when they arise, we typically maintain sufficient liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity, which we refer to as “core liquidity,” consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We historically generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer-dated assets through sales, refinancings or co-investor participations. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns.

CAPITALIZATION

Overview

We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.

The following table presents our capitalization on a corporate (i.e., deconsolidated), a proportionally consolidated and consolidated basis.

AS AT DECEMBER 31 (MILLIONS)	Consolidated		Corporate		Proportionate
	2013	2012	2013	2012	2013	2012
Corporate borrowings	$3,975	$3,526	$3,975	$3,526	$3,975	$3,526

Non-recourse borrowings

Property-specific mortgages	35,495	33,720	—	—	20,319	21,794

Subsidiary borrowings[1]	7,392	7,585	—	1,130	3,998	4,928

	46,862	44,831	3,975	4,656	28,292	30,248

Accounts payable and other	10,316	11,652	978	1,199	6,041	7,175

Deferred tax liabilities	6,164	6,425	24	—	3,737	3,753

Capital securities	791	1,191	163	325	655	758

Interests of others in consolidated funds	1,086	425	—	—	—	—

Equity

Non-controlling interests	26,647	23,287	—	—	—	—

Preferred equity	3,098	2,901	3,098	2,901	3,098	2,901

Common equity	17,781	18,150	17,781	18,150	17,781	18,150

	47,526	44,338	20,879	21,051	20,879	21,051

Total capitalization	$112,745	$108,862	$26,019	$27,231	$59,604	$62,985

1.	Represents interest rate swap contracts settled in August 2013 that was previously included in corporate subsidiary borrowings due to a corporate guarantee

50     BROOKFIELD ASSET MANAGEMENT

Consolidated Capitalization

Consolidated capitalization reflects the full consolidation of wholly owned and partially owned entities.

We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated, such as our investment in General Growth Properties and several of our infrastructure businesses.

The increase in consolidated borrowings primarily reflects the assumption of non-recourse asset specific borrowings on newly acquired or consolidated assets and businesses.

Corporate Capitalization

Our corporate (deconsolidated) capitalization shows the amount of debt that is recourse to the Corporation, and the extent to which it is supported by our common equity and remitted cash flows. Corporate borrowings increased by $449 million as a result of retained cash flow, asset monetizations and financing activities. We completed five corporate bond issues during the year for total proceeds of C$980 million and used the proceeds in part to redeem higher cost debt. These activities reduced the average coupon to 4.5%. The average term of our corporate term debt is eight years. Preferred equity increased by $197 million, reflecting the issuance of C$200 million, 4.90% perpetual preferred shares. The proceeds were used in part to redeem C$150 million of capital securities with an average rate 5.0%. Our strategy is to maintain a relatively low level of debt at the parent company level and finance our operations primarily at the asset or operating unit level with no recourse to the Corporation. Subsidiary borrowings included in our corporate capitalization are contingent swap accruals issued by a subsidiary that were guaranteed by the Corporation and were settled during 2013.

Common and preferred equity totals $21 billion and represents 80% of our corporate capitalization. The average term to maturity of our corporate debt is eight years.

Proportionate Capitalization

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which we believe is an important component of enhancing shareholder returns. We believe that the levels of debt relative to total capitalization are appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Our proportionate share of non-recourse borrowings and accounts payable and other liabilities declined since 2012 primarily as a result of lower exchange rates on liabilities denominated in non-U.S. dollar currencies and the distribution of a 7.6% interest in Brookfield Property Partners, which holds the vast majority of our commercial property operations, including the associated debt.

Cash and Financial Assets

The following table presents our cash and financial assets on a consolidated and corporate (i.e., deconsolidated) basis.

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Consolidated		Corporate
	2013	2012	2013	2012
Financial assets

Government bonds	$179	$178	$141	$137

Corporate bonds and other	498	344	303	380

Preferred shares	33	39	18	297

Common shares	2,758	2,034	730	690

Loans receivable/deposits	1,479	516	43	40

Total financial assets	4,947	3,111	1,235	1,544

Cash and cash equivalents	3,663	2,850	361	175

	$8,610	$5,961	$1,596	$1,719

2013 ANNUAL REPORT     51

Consolidated Cash and Financial Assets

Consolidated cash and financial assets reflects the full consolidation of wholly owned and partially owned entities and includes financial assets which are held throughout our operations and include both publicly traded investments as well as investments in private entities. Common shares and loans receivable / deposits include investments that are allocated to certain of our business operating segments. For example, BPY’s 22% common share investment in Canary Wharf Group $1.0 billion is included within consolidated financial assets, and loans receivable / deposits includes loans issued by our private equity and real estate finance operations.

Corporate Cash and Financial Assets

We maintain a corporate portfolio of financial assets with the objective of generating favourable investment returns and providing additional liquidity.

Government and corporate bonds include short duration securities for liquidity purposes and longer dated securities that match $119 million of insurance liabilities that are included in net working capital within our corporate segment.

In addition to the carrying values of financial assets, we hold credit default swaps with a notional value of $800 million. The carrying value of these derivative instruments reflected in our financial statements at December 31, 2013 was a liability of $12 million.

Corporate Borrowings

Corporate borrowings at December 31, 2013 included $662 million (2012 – $744 million) of commercial paper and bank borrowings pursuant to, or backed by, $2.2 billion of committed revolving term credit facilities of which $1.9 billion have a five-year term and the remaining $300 million have a four-year term. As at December 31, 2013, approximately $170 million (December 31, 2012 – $253 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

Term debt of $3.3 billion (2012 – $2.8 billion) consists of public bonds and private placements, all of which are fixed rate and have maturities ranging from 2016 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate borrowings have an average term of eight years (December 31, 2012 – eight years). The average interest rate on our corporate borrowings was 4.5% at December 31, 2013 (December 31, 2012 – 4.7%).

In January 2014, we issued C$500 million of 12 year 4.82% notes and used the proceeds to repay commercial paper borrowings.

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation.

AS AT DECEMBER 31 ($ MILLIONS)	Average Term		Consolidated
	2013	2012	2013	2012
Property	4	4	$21,577	$18,709

Renewable energy	12	12	4,907	4,347

Infrastructure	10	6	6,077	7,093

Residential development	2	3	2,465	2,890

Private equity	1	3	363	671

Corporate	1	2	106	10

Total	6	5	$35,495	$33,720

Property-specific borrowings increased during 2013 due to debt issued or assumed through acquisitions in our property and renewable energy operations. We completed a number of refinancings within our infrastructure business that extended the average term from six years to 10 years. The decrease in infrastructure borrowings is due primarily to the sale of North American timberlands.

52     BROOKFIELD ASSET MANAGEMENT

Subsidiary Borrowings

We endeavour to capitalize our principal subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially owned subsidiaries.

AS AT DECEMBER 31 ($ MILLIONS)	Average Term		Consolidated
	2013	2012	2013	2012
Subsidiary borrowings

Property	2	3	$3,074	$1,896

Renewable energy	7	8	1,717	1,772

Infrastructure	4	4	436	967

Residential development	8	6	1,080	1,041

Private equity	3	4	899	779

Other	1	4	186	—

Corporate – contingent swap accruals[1]	—	3	—	1,130

Total	4	4	$7,392	$7,585

1.	Guaranteed by the Corporation

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. Property borrowings increased due to borrowings assumed on acquisitions, including U.S. and UK industrial companies and a Los Angeles office portfolio. During the year we settled the contingent swap accruals at a discount and financed the payment with corporate liquidity and borrowings. We also repaid all of the short-term borrowings within our infrastructure business with the proceeds from asset sales.

Capital Securities

Capital securities are preferred shares that are mostly denominated in Canadian dollars and are classified as liabilities because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity of the issuer based on the market price of the common shares at that time unless they are previously redeemed by the issuer. The dividends paid on these securities are recorded in interest expense. As at December 31, 2013, C$175 million of the capital securities were issued by the Corporation and the balance are obligations of BPO and its subsidiaries.

The average distribution yield on the consolidated capital securities at December 31, 2013 was 5.3% (December 31, 2012 – 5.4%) and the average term to the holders’ conversion date was four years as at December 31, 2013 (December 31, 2012 – two years). During 2013, we redeemed C$150 million of 5.0% capital securities at the corporate level and Brookfield Office Properties redeemed C$200 million of 6.0% capital securities.

On March 6, 2014, the company notified holders that it will redeem all of its outstanding Class A Series 12 preferred shares for cash on April 6, 2014. The redemption price for each preferred share will be C$26.00 plus accrued and unpaid dividends.

Preferred Equity

Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT DECEMBER 31 (MILLIONS)	Average Rate
	2013	2012	2013	2012
Floating rate	2.13%	2.12%	$480	$480

Fixed rate	4.82%	4.79%	753	556

Fixed rate-reset	5.00%	5.00%	1,865	1,865

	4.51%	4.48%	$3,098	$2,901

We issued C$200 million of 4.9% perpetual fixed rate preferred shares in June 2013 and used the proceeds to redeem C$150 million of 5.0% capital securities.

On March 13, 2014, the company issued 8.0 million Series 38 preferred shares with an initial dividend rate of 4.4% for total gross proceeds of C$200 million.

2013 ANNUAL REPORT     53

Non-controlling Interests

Interests of co-investors in net assets are comprised of three components: participating equity interests, participating interests held by other investors in funds that are treated as liabilities for accounting purposes, and non-participating preferred equity issued by subsidiaries.

AS AT DECEMBER 31 (MILLIONS)	2013	2012
Participating equity interests

Property

Brookfield Property Partners L.P.[1]	$1,443	$—

Subsidiaries

Brookfield Office Properties Inc.[1]	5,351	5,093

Private funds and other	5,168	4,128

Other	400	363

Renewable energy

Brookfield Renewable Energy Partners L.P.[1]	1,903	2,030

Private funds and other	1,305	1,022

Infrastructure

Brookfield Infrastructure Partners L.P.[1]	3,711	3,592

Private funds and other	2,169	2,566

Other	96	104

Private equity	1,424	983

Residential development

Brookfield Incorporações S.A.[1]	506	727

Brookfield Residential Properties Inc.[1]	479	427

	23,995	21,035

Non-participating interests

Brookfield Office Properties Inc.	1,542	1,345

Brookfield Renewable Energy Partners L.P.	796	500

Other	354	407

	2,692	2,252

	$26,647	$23,287

1.	Non-controlling interests in deconsolidated capitalization of the listed issuer shown separately from non-controlling interest in entities consolidated by the listed issuers

Common Equity

Issued and Outstanding Shares

Changes in the number of issued and outstanding Class A shares for the past two years are as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Outstanding at beginning of year	619.6	619.3

Issued (repurchased)

Repurchases	(8.8)	(2.6)

Long-term share ownership plans[1]	4.5	2.7

Dividend reinvestment plan	0.2	0.2

Outstanding at end of year	615.5	619.6

Unexercised options[2]	35.6	38.4

Total diluted shares at end of year	651.1	658.0

1.	Includes management share option plan and restricted stock plan
2.	Includes management share option plan and escrowed stock plan

We repurchased 8.8 million Class A shares during 2013 for $314 million of which 4.1 million shares ($150 million) are in respect of long-term share ownership programs issued to employees.

54     BROOKFIELD ASSET MANAGEMENT

The company holds 9.6 million Class A shares (2012 – 5.5 million) for management long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Included in diluted shares outstanding is 1.0 million (2012 – 0.7 million) of these shares resulting in a net reduction of 8.6 million (2012 – 4.8 million) diluted shares outstanding, based on the market value of the Class A shares at December 31, 2013 and 2012.

In calculating our book value per share, the cash value of our unexercised options of $904 million (2012 – $912 million) is added to the book value of our common equity of $17,781 million (2012 – $18,150 million) prior to dividing by the total diluted shares presented above.

As of March 28, 2014, the Corporation had outstanding 615,512,430 Class A shares and 85,120 Class B shares.

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Net Income
	2013	2012
Net income	$2,120	$1,380

Preferred share dividends	(145)	(129)

	1,975	1,251

Capital securities dividends[1]	13	25

Net income available for shareholders	$1,988	$1,276

Weighted average shares	616.1	618.9

Dilutive effect of the conversion of options using treasury stock method[2]	12.8	12.1

Dilutive effect of the conversion of capital securities[1,3]	7.9	18.0

Shares and share equivalents	636.8	649.0

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 10, 11 and 21 shares were redeemed on April 5, 2012, October 1, 2012, and June 30, 2013, respectively

2.	Includes Management Share Option Plan and Escrowed Stock Plan
3.	The number of shares is based on 95% of the quoted market price at period end

INTEREST RATE PROFILE

As at December 31, 2013, our net floating rate liability position on a proportionate basis was $4.0 billion (December 31, 2012 – $4.9 billion). As a result, a 10 basis-point increase in interest rates would decrease funds from operations by $4 million (December 31, 2012 – $5 million). Notwithstanding our practice of match funding long-term assets with long-term debt, we believe that the values and cash flows of certain assets are more appropriately matched with floating rate liabilities. We utilize interest rate contracts to manage our overall interest rate profile so as to achieve an appropriate floating rate exposure in respect of these assets while preserving a long-term maturity profile.

The impact of a 10 basis-point increase in long-term interest rates on the carrying value of financial instruments recorded at market value is estimated to increase net income by $2 million on an annualized basis before tax, based on our positions at December 31, 2013 (December 31, 2012 – $1 million).

We have been active in taking advantage of low long-term rates to fix the coupons on floating rate debt and near-term maturities. This has resulted in an increase in our current borrowing expense but we believe this will result in lower costs in the long term. We completed approximately $20 billion of debt and preferred share financings during the year. These refinancing activities have enabled us to extend or maintain our average maturity term at favourable rates. Approximately $9.3 billion of the asset-specific financings and the $1.3 billion of preferred shares issued have fixed rate coupons. The continued steepness in the yield curve and prepayment terms on existing debt continue to reduce the attractiveness of prefinancing a number of our future maturities; however, we are actively refinancing short-dated maturities and longer-dated maturities when the opportunities present themselves.

As at December 31, 2013, we held a $2.7 billion notional amount (2012 – $3.6 billion) of interest rate contracts, $1.7 billion net to the Corporation (2012 – $2.2 billion), to lock in the risk-free component of interest rates for debt refinancings over the next three years at an average risk-free rate of 2.53% (2012 – 2.39%). The effective rate will be approximately 3.76% (2012 – 3.34%) at the time of issuance which reflects the premium relating to the projected steepness of the yield curve during this period. This represents approximately 50% of expected issuance into the North American and UK markets (2012 – 50%) at our share. The value of these contracts is correlated with changes in the reference interest rate, typically the U.S. 10-year government bond such that a 10 basis-point increase in the interest rate would result in a $25 million positive mark-to-market (2012 – $50 million), and $14 million net to Brookfield (2012 – $25 million), being recorded in other comprehensive income and vice versa.

2013 ANNUAL REPORT     55

LIQUIDITY

Overview

Our principal sources of short-term liquidity are our corporate cash and financial assets together with undrawn committed credit facilities, which we refer to collectively as core liquidity. As at December 31, 2013 core liquidity at the corporate level was $2.2 billion, consisting of $0.8 billion in net cash and financial assets and $1.4 billion in undrawn credit facilities. Aggregate core liquidity includes the core liquidity of our principal subsidiaries, which consist for these purposes of BPY, BPO, BREP and BIP, and was $5.9 billion at year end, approximately $1.7 billion higher than at the end of 2012. The majority of the underlying assets and businesses in these asset classes are funded by these entities, and they will continue to fund our ongoing investments in these areas and, accordingly, we include the resources of these entities in assessing our liquidity. We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities. We also hold $9.0 billion of third-party undrawn capital commitments to our private funds at year end.

The following table presents core liquidity and undrawn capital commitments on a corporate and consolidated basis:

AS AT DECEMBER 31 (MILLIONS)	Corporate		Principal Subsidiaries		Total
	2013	2012	2013	2012	2013	2012

Cash and financial assets, net	$814	$1,133	$913	$497	$1,727	$1,630

Undrawn committed credit facilities	1,405	1,154	2,733	1,364	4,138	2,518

	$2,219	$2,287	$3,646	$1,861	$5,865	$4,148

Our two largest normal course capital requirements on a consolidated basis are the funding of debt maturities and acquisitions. As a result of our financing strategy, the quality of our assets and emphasis on investment grade borrowings and diversification of capital sources, we have consistently refinanced maturities in the normal course, even in difficult capital market environments, and frequently do so in advance of the scheduled maturity. Most of our acquisitions are completed by private funds or listed entities that we manage. In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by us or our managed entities. In the case of listed entities, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings. We schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels, which we refer to as sustaining capital expenditures, and which are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary, however we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion and fund these expenditures with operating cash flow.

Our principal liquidity needs at the corporate level include: debt service and principal repayment obligations; capital calls from funds to which we have committed capital; discretionary investments to fund acquisitions and capital expansion projects, including participation in equity issues by our principal investee companies; payments related to financial instruments such as interest rate and foreign currency contracts; sustaining capital expenditures; ongoing corporate operating costs; and dividend payments declared by our Board of Directors. We describe our contractual obligations on page 58.

We and our listed subsidiaries enter into commitments to provide capital to the private funds that we manage, similar to the commitments that our clients make. In the case of our property, infrastructure and timber funds, these commitments are expected to be funded by our listed entities, specifically BPY, BREP and BIP, although the agreements provide that we will fund any commitments that our listed entities fail to fund. As at December 31, 2013 the Corporation had commitments to fund $4.7 billion of capital to funds, of which $4.1 billion is expected to be funded by managed entities and the balance by the Corporation. In addition, we had $9.0 billion of commitments from third-party clients to fund qualifying transactions. Investments and capital expansion projects are discretionary and require approval under our investment policies including, where appropriate, our Board of Directors. The approval of these activities takes into consideration the availability of capital to fund them.

As discussed further on pages 65 and 66, we enter into financial instruments such as interest rate, foreign currency and power price contracts that require us to make or receive payments based on changes in value of the contracts, either to settle the contract or as collateral. We carefully monitor potential liquidity requirements to ensure that they remain within a reasonable amount and can easily be funded with core liquidity.

Over the medium to longer term, we believe that our strategy of holding most of the capital we invest in our property, renewable energy and infrastructure businesses through listed entities will significantly increase our capital resources and liquidity and reduce our capital requirements with respect to future investing activities. Our strategy calls for most of the capital invested in assets within these sectors, either directly or through commitments to private funds, to be funded by the listed entities with their own capital resources. This will likely involve the issuance of equity by these entities from time to time, and we may participate

56     BROOKFIELD ASSET MANAGEMENT

in such equity issues, however, the extent of our participation is at our discretion. Furthermore, we may have the opportunity, but not the obligation, to provide other forms of financing to these entities if we believe it is appropriate. We may from time to time enter into commitments to provide financing to listed entities such as an equity subscription facility or loan facility.

In addition, we have the ability to sell a portion of our interests in the listed entities thereby generating additional liquidity. Our interest in BREP, at 65%, and our interest in BPY, at 66% (proforma to the merger of BPY with BPO), are both well in excess of what we expect our longer term ownership positions to be.

REVIEW OF CONSOLIDATED STATEMENT OF CASH FLOWS

The following table summarizes the consolidated statement of cash flows within our consolidated financial statements:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Operating activities	$2,278	$1,505

Financing activities	2,710	3,917

Investing activities	(4,041)	(4,562)

Increase in cash and cash equivalents	$947	$860

Operating Activities

Cash flow from operations generated $2.3 billion of cash flow, representing an increase of 51% or $773 million over 2012. Cash flow from operating activities consists of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and adjusted for changes in non-cash working capital. We also deduct other income and gains from net income, as the proceeds of these items are included within financing and investing activities. Cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in and subsequent sale of residential land, houses and condominiums, which represented an outlay of $378 million in 2013 (2012 – $861 million). The increase in cash flow from operating activities is primarily the result of a $0.8 billion increase in revenues, excluding the impact of other gains and $558 million of carried interest received in kind.

Financing Activities

Financing activities generated $2.7 billion of cash flow, compared to $3.9 billion in the prior year. We generated $2.8 billion of net cash proceeds through the issuance of $18.8 billion of secured and unsecured borrowings, primarily through the refinancing of $16.7 billion of existing borrowings, increasing borrowing levels, while extending term and decreasing our weighted average cost of capital. We issued $3.8 billion of equity capital, which we used to expand our operations, and we returned $1.5 billion to our partners, primarily from the disposition of our of non-core timber, property and private equity investments. We also paid out $1.5 billion of cash distributions and acquired $0.4 billion of our Class A limited voting shares.

Financing activities in the prior year included the generation of $1.9 billion of net proceeds through the refinancing of unsecured and secured borrowings, the issuance of $737 million of preferred shares, the proceeds from which were used to redeem $506 million of capital securities, and the issuance of $3.8 billion of equity capital.

Investing Activities

We invested $5.0 billion to expand our operations in the current year, which included $4.0 billion of net cash investments and an additional $998 million of a non-cash investment of securities received in kind, compared with the $4.6 billion invested in 2012. The following table reconciles total investing activities to our statement of cash flows.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Cash flow from investing activities	$(4,041)	$(4,562)

In-kind investment in General Growth Properties	(998)	—

	$(5,039)	$(4,562)

We deployed $11.6 billion of capital throughout our operations, including a follow-on $1.4 billion investment in General Growth Properties, funded in part through securities received in kind on the liquidation of our real estate consortium that held our investment in GGP. Our property operations also acquired UK and U.S. industrial real estate companies for aggregate considerations of $1.2 billion, as well as a Los Angeles office property owner and operator for $0.5 billion and commercial properties within our property private equity funds. We completed the acquisition of Western Wind Energy Corporation and acquired hydroelectric generation facilities in the northeastern U.S. within our renewable energy operations, and acquired a Brazilian timberland investment for $0.6 billion within our infrastructure operations. We also invested in financial assets during the year within our real estate, infrastructure and private equity operations. We disposed of non-core assets generating cash proceeds of $6.4 billion, including our Pacific Northwest timberlands, a pulp and paper business within our private equity operations, and property assets.

2013 ANNUAL REPORT     57

Investing activities in the prior year included the acquisition of two hydroelectric portfolios within North America for $1.1 billion and $2.1 billion to acquire a UK regulated distribution operation, a Brazilian toll road, and several other businesses within our infrastructure operations. We also disposed of $0.9 billion of financial assets in the prior year, the proceeds of which were reinvested into our operations.

CONTRACTUAL OBLIGATIONS

The following table presents the contractual obligations of the company by payment periods:

	Payments Due By Period
AS AT DECEMBER 31 (MILLIONS)	Less than 1 Year	1 – 2 Years	2 – 5 Years	After 5 Years	Total
Corporate borrowings	$—	$282	$1,137	$2,556	$3,975

Principal repayments

Non-recourse borrowings

Property-specific mortgages	5,647	9,610	6,665	13,573	35,495

Other debt of subsidiaries	1,823	1,721	1,593	2,255	7,392

Capital securities	188	440	—	163	791

Lease obligations[1]	34	94	49	142	319

Commitments	1,755	—	—	—	1,755

Interest expense[2]

Long-term debt	2,044	3,457	2,251	6,322	14,074

Capital securities	42	47	11	—	100

1.	Included in accounts payable and other
2.	Represents the aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

Commitments of $1.8 billion (2012 – $2.7 billion) represent various contractual obligations of the company and its subsidiaries assumed in the normal course of business. These included commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations, of which $269 million (2012 – $297 million) is included within “accounts payable and other” in the consolidated balance sheets. All other balances, with the exception of interest expense incurred in future periods, are included in our consolidated balance sheet.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past, nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

Our wholly owned energy marketing group has also committed to purchase power and other wind generation produced by 65% owned BREP as previously described on pages 43 to 44.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

EXPOSURES TO SELECTED FINANCIAL INSTRUMENTS

As discussed elsewhere in this MD&A we utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets are disclosed in Note 6 to our consolidated financial statements and under Financial and Liquidity Risks beginning on page 65.

58     BROOKFIELD ASSET MANAGEMENT

PART 5 – OPERATING CAPABILITIES, ENVIRONMENT AND RISKS

In this section we discuss elements of our operating strategies as they relate to the execution of our business strategy, as well as performance measurements. This section also contains a review of certain aspects of the business environment and risks that could affect our performance.

OPERATING CAPABILITIES

We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. To this end, we strive for excellence and quality in each of our core operating platforms in the belief that this approach will produce strong returns over the long term.

We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to ultimately realize value created during our ownership.

Our operating platforms and depth of experience in managing these assets differentiate us from those competitors that have shorter investment horizons and more of a speculative focus. These operating platforms have been established over the course of many years and are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these platforms enable us to optimize the cash returns and values of the assets that we manage.

We have established strong relationships with a number of leading institutional investors and believe we are well positioned to continue increasing the capital managed for others on a fee bearing basis. We are investing in our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. To achieve this, we are continually expanding the breadth of resources we devote to these activities, and our efforts continue to be assisted by favourable investment performance.

The diversification within our operations allows us to offer a broad range of products and investment strategies to our clients. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and ethical business conduct, as well as our position in the market as a well-capitalized public company listed on major North American and European stock exchanges, positions us as a desirable long-term partner for our clients.

Finally, our commitment to invest a meaningful amount of capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy includes maintaining considerable surplus financial resources. This capital also supports our ability to commit to investment opportunities on our own account when appropriate or in anticipation of future syndications.

RISK MANAGEMENT

Managing risk is an integral part of Brookfield’s business and we have a disciplined and focused approach to risk management.

The assessment and management of risk is the responsibility of the Company’s management. Given the diversified and decentralized nature of our operations, we seek to ensure that risk is managed as close to its source as possible, and by management teams that have the most knowledge and expertise in the business or risk area.

As such, business specific risks are generally managed at the operating platform level, as the risks vary based on the unique business and operational characteristics. The specific manner and methodologies by which risks are addressed and mitigated vary based upon, among other things, the nature of the risks and of the assets and operations to which they apply, the geographic location of the assets, the economic, political and regulatory environment, and Brookfield’s assessment of the benefits to be derived from such mitigation strategies.

At the same time, we utilize a coordinated approach among our corporate group and our operating platforms to risks that can be more pervasive and correlated in their impact across the organization, such as foreign exchange and interest rate risks, and where we can bring together specialized knowledge to manage these risks. Management of strategic, reputational and regulatory compliance risks are similarly coordinated to ensure consistent focus on organizational objectives.

The Corporation’s Chief Financial Officer has ultimate responsibility for the risk management function and discharges the responsibility with the assistance of the Risk Management Group, which works with various operational and functional groups within Brookfield to coordinate the risk management program and to develop and implement risk mitigation strategies that are appropriate for the Corporation.

These efforts leverage the work conducted by management committees that have been formed to bring together required expertise to manage and oversee key risk areas, and include:

•	Risk Management Steering Committee to support the overall corporate risk management program, and coordinate risk assessment and mitigation on an enterprise-wide basis;

•	Investment Committees to oversee the investment process as well as monitor the ongoing performance of investments;

2013 ANNUAL REPORT     59

•	Conflicts Committee to resolve potential conflict situations in the investment process and other corporate transactions;

•	Financial Risk Oversight Committee to review and monitor financial exposures;

•	Safety Steering Committee to focus on health, safety, and environmental matters; and Disclosure Committee to oversee the disclosure of non-financial information.

The Corporation’s Board of Directors has governance oversight for risk management with a focus on the more significant risks facing the Corporation, and builds upon management’s risk assessment and oversight processes. The Board of Directors has delegated responsibility for the oversight of specific risks to board committees as follows:

Risk Management Committee

Oversees the management of Brookfield’s significant financial and non-financial risk exposures, including market, credit, operational, reputational, strategic, regulatory and business risks. These responsibilities include discussing risk assessment and risk management practices with management to ensure ongoing, effective mitigation of key organizational risks, as well as confirming that the company has an appropriate risk taking philosophy and suitable risk capacity.

Audit Committee

Oversees the management of risks related to Brookfield’s systems and procedures for financial reporting as well as for associated audit processes (internal and external). Part of the Audit Committee’s responsibilities is the review and approval of the risk-based internal audit plan, which ensures alignment with risk management activities and organizational priorities.

Management Resources and Compensation Committee

Oversees the risks related to Brookfield’s management resource planning, including succession planning, proposed senior management appointments, executive compensation, and the job descriptions and annual objectives of senior executives, as well as performance against those objectives.

Governance and Nominating Committee

Oversees the risks related to Brookfield’s governance structure, including the effectiveness of board and committee activities and potential conflicts of interest, as well as with respect to related party transactions.

BUSINESS ENVIRONMENT AND RISKS

The following is a review of certain risks that could adversely impact our financial condition, results of operations and the value of our equity. Additional risks and uncertainties not previously known to the Corporation, or that the Corporation currently deems immaterial, may also impact our operations and financial results.

General Risks

Economic Conditions

We are exposed to the local, regional, national and international economic conditions and other events and occurrences beyond our control, including, but not limited to, credit and capital market volatility, business investment levels, government spending levels, consumer spending levels, changes in laws (including laws relating to taxation), trade barriers, commodity prices, currency exchange rates and controls, national and international political circumstances (including wars, terrorist acts or security operations), changes in interest rates, inflation rates and general economic uncertainty. These economic conditions affect the jurisdictions in which our entities are formed and where we own assets and operate businesses. Further, these factors may affect securities prices and the liquidity and the value of existing and potential investments. In general, a decline in economic conditions, either in the markets or industries in which we participate, or both, will result in downward pressure on our operating margins and asset values as a result of lower demand and increased price competition for the services and products that we provide. In particular, given the importance of the U.S. and Canada to our operations, an economic downturn in North America could have an adverse effect on our operating margins and asset values.

Competition

Each segment of our business is subject to competition in varying degrees. We compete on the basis of a number of factors, including, but not limited to, the quality of our employees, transaction execution, our products and services, innovation and reputation and price. Our competitors include private equity funds, specialized investment funds, hedge funds, funds of hedge funds and other sponsors managing pools of capital, as well as corporate buyers, traditional asset managers, commercial banks, investment banks and other financial institutions (including sovereign wealth funds). We compete in pursuit of investor capital to be invested in our securities and investment funds but also in acquiring investments in attractive assets. Competition for investor capital, in particular, is intense and investors are increasingly seeking to manage their own assets or reduce their management fees. Further, our competitors may have certain competitive advantages, including greater financial, technical, marketing and other resources, more personnel, less onerous regulatory requirements or a lower cost of capital and access to funding sources or other resources that are not available to us. These pressures and/or an increase in competition could result in downward pressure on revenues which could, in turn, reduce operating margins and thereby reduce operating cash flows, investment returns and

60     BROOKFIELD ASSET MANAGEMENT

negatively affect our overall financial condition. In addition, competition could result in the scarcity of inputs which can impact certain of our businesses through higher costs.

Interest Rates

A number of our long-life assets are interest rate sensitive: increases in long-term interest rates will, absent all else, decrease the value of an asset by reducing the present value of the cash flows expected to be produced by such asset. Additionally, any of our debt or preferred shares that are subject to variable interest rates, either as an obligation with a variable interest rate or as an obligation with a fixed interest rate that resets into a variable interest rate in the future, are subject to interest rate risk. Further, the value of any debt or preferred share that is subject to a fixed interest rate will be determined based on the prevailing interest rates and, accordingly, this type of debt or preferred share is also subject to interest rate risk. In addition, over the last few years, interest rates have been at historically low levels. These rates may remain relatively low or rise in the future either gradually or abruptly. Should interest rates increase, the amount of cash required to service these obligations would increase and our earnings could be adversely impacted.

Ownership of Common Shares

The trading price of our Class A shares is subject to volatility and cannot be predicted. Our shareholders may not be able to resell their Class A shares at or above the price at which they purchased such shares due to trading price fluctuations. The trading price could fluctuate significantly in response to factors both related and unrelated to our operating performance and/or future prospects, including, but not limited to: (i) variations in our quarterly or annual operating results and financial condition; (ii) changes in government laws, rules or regulations affecting our businesses; (iii) material announcements by our competitors; (iv) market conditions and events specific to the industries in which we operate; (v) changes in general economic conditions; (vi) differences between our actual financial and operating results and those expected by investors and analysts; (vii) changes in analysts’ recommendations or earnings projections; (viii) changes in the extent of analysts’ interest in covering the Corporation and its publicly-traded affiliates; (ix) the depth and liquidity of the market for our Class A Shares; (x) dilution from the issuance of additional equity; (xi) investor perception of our businesses and the industries in which we operate; (xii) investment restrictions; (xiii) our dividend policy; (xiv) the departure of key executives; (xv) sales of Class A Shares by senior management or significant shareholders; and (xvi) the materialization of other risks described in this section.

Taxes

Our structure is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax policy, tax legislation (including in relation to taxation rates), the interpretation of tax policy or legislation or practice in these jurisdictions could adversely affect the return we can earn on our investments, on the capital available to be invested by us or our institutional investors or on the willingness of investors to acquire our securities or invest in our funds. Further, taxes and other constraints that would apply to our operating entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing acquisitions. A number of other factors may increase our effective tax rates, which would have a negative impact on our net income. These include, but are not limited to, changes in the valuation of our deferred tax assets and liabilities, and any reassessment of taxes by a taxation authority.

Laws, Rules and Regulations

There are many laws and governmental rules and regulations that apply to us, our assets and our businesses. Changes in these laws, rules and regulations, or their interpretation by governmental agencies or the courts, could adversely affect our business, assets or prospects, or those of our customers, clients or partners. Furthermore, economic and political factors, including civil unrest, changes in government or government policy and restrictions on the ability to transfer capital across borders can have a major impact on us as a global company.

We acquire and develop primarily property, renewable energy and infrastructure assets. In doing so, we must comply with extensive and complex municipal, state or provincial, national and international regulations affecting the development process. These regulations can impose on us uncertainty, additional costs and delays, which may adversely affect our business and results of operations. In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. Changes in these laws may adversely affect us and our businesses or may benefit our competitors or their businesses. We must also comply with municipal, state or provincial and federal laws, rules and regulations relating to the protection or preservation of human health and safety and the environment. See “Business Environment and Risks - Health, Safety and the Environment” on page 63. These laws, rules and regulations sometimes result in uncertainty and delays, which cause us to incur additional costs, or severely restrict development activity in certain regions or areas. Additionally, liability under such laws, rules and regulations may occur without our fault. Private parties may have the right to pursue legal actions against us to enforce compliance as well as seek damages for non-compliance with these laws, rules and regulations or for personal injury or property damage. Our insurance may not provide any coverage or sufficient coverage in the event that a successful claim is made against us. Any future increases in regulatory requirements may require us to incur further compliance costs. Environmental laws and regulations can change rapidly and significantly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations and the associated costs could adversely affect our business, financial condition or results of operation.

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Our asset management business is subject to substantial and increasing regulatory compliance and oversight. The recent financial crisis and various high profile financial scandals have resulted in active debate regarding the appropriate level of regulation and oversight of asset management businesses in a number of jurisdictions in which we operate. The introduction of new legislation and increased regulation may result in increased compliance costs and could materially affect the manner in which we conduct our business and adversely affect our profitability.

The advisers of our private investment funds are registered as investment advisers with the U.S. Securities and Exchange Commission (the “SEC”). Registered investment advisers are subject to the requirements and regulations of the Investment Advisers Act of 1940 (the “Advisers Act”), including, but not limited to, fiduciary duties to clients, maintaining an effective compliance program, record-keeping, advertising and operating requirements, disclosure obligations, general anti-fraud prohibitions and “pay to play” practices vis-à-vis U.S. state and local government entities. These requirements and regulations are primarily intended to benefit investment advisory clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In the event that such powers are exercised, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment adviser may engage, suspension or revocation of the investment adviser’s registration as an adviser, censure and fines. Compliance with these requirements and regulations results in the expenditure of costs and internal resources, and a failure to comply with such obligations could result in investigations, financial or other sanctions, and reputational damage.

The Investment Company Act of 1940 (the “40 Act”) and the rules promulgated thereunder (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. The 40 Act requires the registration of any company which holds itself out to the public as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the 40 Act also requires the registration of an entity that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and which owns or proposes to acquire investment securities with a value of more than 40% of such entity’s assets on an unconsolidated basis. We are not currently nor do we intend to become registered as an investment company under the 40 Act. In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans, we will be limited in the types of acquisitions that we may make and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. If we were required to register as an investment company under the 40 Act, we would, among other things, be restricted from engaging in certain business activities (or have conditions placed on our business activities), issuing certain securities and be required to limit the amount of investments that we make as a principal or otherwise conduct our business in a manner that does not subject us to the registration and other requirements of the 40 Act.

Governmental Investigations; Anti-Bribery and Corruption

We are from time to time subject to various governmental investigations, audits and inquiries, both formal and informal (“investigations”). These investigations, regardless of their outcome, could be costly, divert management attention, and damage our reputation. The unfavourable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary remedies and could materially affect our business or results of operations.

There is an increasing global focus on the implementation and enforcement of anti-bribery and corruption legislation, and this focus has heightened the risks that we face in this area, particularly as we expand our operations globally. We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties, including restrictions imposed by the U.S. Foreign Corrupt Practices Act and similar laws in non-U.S. jurisdictions, such as the UK Bribery Act and the Canadian Corruption of Foreign Public Officials Act. Different laws that are applicable to us may contain conflicting provisions, making our compliance more difficult. The policies and procedures we have implemented to protect against non-compliance with anti-bribery and corruption legislation may be inadequate. If we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws or other acts of bribery committed by companies in which we or our funds invest.

Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, or where existing laws and regulations may not be consistently enforced. For example, we invest in jurisdictions that are perceived to have materially higher levels of corruption according to international rating standards, such as China, India, Latin America and the Middle East. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations.

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The increased global focus on anti-bribery and corruption enforcement may also lead to more investigations in this area, the results of which cannot be predicted. For example, we are currently facing anti-bribery and corruption investigations by the SEC and U.S. Department of Justice (“DOJ”) related to a Brazilian subsidiary of ours that allegedly made payments to certain third parties in Brazil and those payments were, in turn, used, with our knowledge, to pay certain municipal officials to obtain permits and other benefits. A civil action against our Brazilian subsidiary has been commenced by a public prosecutor in Brazil. All involved have denied the allegations. The SEC and DOJ are seeking information from us and we are cooperating with both authorities in this regard. In 2012, we engaged a leading international law firm to conduct an independent investigation into the allegations. Based on the results of that investigation, we have no reason to believe that our Brazilian subsidiary engaged in any wrongdoing and hope to resolve this matter in due course. We do not expect that any legal outcome will be financially material to the Corporation.

In addition, a legal action in Brazil has resulted in the arrest of four City of São Paulo officials for corruption. The four officials allegedly perpetrated an extortion scheme that forced real estate developers to make illicit payments in order to obtain occupancy permits necessary to complete development projects and other benefits. One of our affiliates is a real estate development company in Brazil that builds residential high-rise condominiums and was one of many developers targeted by this extortion. We have been cooperating fully with the public prosecutor’s office in Săo Paulo and providing relevant information and witness testimony. There are no charges against our affiliate or any of its employees in connection with this matter and none are expected.

Litigation

In the normal course of our operations, we become involved in various legal actions, including claims relating to personal injury, property damage, property taxes, land rights and contract and other commercial disputes. Further, we have significant operations in the U.S., which may, as a result of the prevalence of litigation in the U.S., be more susceptible to legal action than certain of our other operations. The final outcome with respect to outstanding, pending or future actions cannot be predicted with certainty, and the resolution of such actions may have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. Even if ultimately unsuccessful, litigation could adversely affect our business, including by damaging our reputation.

Health, Safety and the Environment

As an owner and operator of real property, we may become liable for the costs of removal and remediation of certain hazardous substances released or deposited on or in our properties, or disposed of at other locations regardless of whether or not we were responsible for the release or deposit of such hazardous materials. These costs could be significant and could reduce cash available for our business. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us. Environmental laws and regulations can change rapidly and significantly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations and the associated costs could adversely affect our business, financial condition or results of operations.

The ownership and operation of our assets carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and potential civil liability. Compliance with health, safety and environmental standards and the requirements set out in our licenses, permits and other approvals are material to our business. We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental standards and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure. Nevertheless, we may be unsuccessful in obtaining or maintaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters. The occurrence of any of these events or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on our operations and/or result in material expenditures. As a consequence, no assurance can be given that additional environmental and workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to our business and operations.

Insurance

We carry various insurance policies on our assets. These policies contain policy specifications, limits and deductibles that may mean that insurance may not provide coverage or sufficient coverage against all potential material losses. We may also self-insure a portion of certain of these risks. There are certain types of risk (generally of a catastrophic nature such as war or environmental contamination) which are either uninsurable or not economically insurable. Further, there are certain types of risk for which insurance coverage is not equal to the full replacement cost of all of the assets. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations, and would continue to be obligated to repay any mortgage or other indebtedness on any related properties to the extent the borrowers have recourse beyond the specific asset or operations being financed, which could have an adverse effect on our results of operations and financial position.

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Climate Change

Ongoing changes to the physical climate in which we operate may have an impact on our businesses. In particular, changes in weather patterns or extreme weather (such as floods, hurricanes and other storms) may impact hydrology and/or wind levels, thereby influencing power generation levels or affect other of our businesses or damage our assets. Further, rising sea levels could, in the future, affect the value of any low-lying real property that we may own or develop or result in the imposition of new property taxes. Climate change may also give rise to changes in regulations and consumer sentiment that could impact other areas of our operations. Climate change regulation at provincial or state, federal and international levels could have an adverse effect on our business, financial position, results of operations or cash flows.

Labour

A portion of the workforce in our operations is unionized. If we are unable to negotiate acceptable collective bargaining agreements with any of our unions, as existing collective bargaining agreements expire we could experience a work stoppage, which could result in significant disruption in the affected operations, higher ongoing labour costs and restrictions on our ability to maximize the efficiency of our operations, all of which could have an adverse effect on our financial results.

In addition, we face competition in connection with the attraction and retention of qualified employees. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees. If we are unable to attract and retain qualified employees this could limit our ability to compete successfully and achieve our business objectives, which could negatively impact our business, financial condition and results of operations.

Terrorist Acts

Our commercial office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be threatened by terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat. The perceived threat of a terrorist attack could negatively impact our ability to lease office space in our real estate portfolio. Renewable energy and infrastructure assets, such as roads, railways, power generation facilities and ports, may also be targeted by terrorist organizations who seek to disrupt the backbone of Western economies. A terrorist act affecting us could have an adverse effect on our operating results and cash flows. Any damage or business interruption costs as a result of uninsured or underinsured acts of terrorism could result in a material cost to us and could adversely affect our business, financial condition or results of operation. Adequate terrorism insurance may not be available at rates we believe are reasonable in the future. All of the risks indicated in this paragraph could potentially be heightened by foreign policy decisions of the U.S. and other influential countries or general political conditions.

Further, our information technology systems may be subject to cyber terrorism, intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, often through the introduction of computer viruses, cyberattacks and other means, and could originate from a wide variety of sources, including unknown third parties outside the firm. Although we have implemented measures to ensure system integrity, there can be no assurance that these measures will provide adequate protection. If our information systems are compromised do not operate properly or are disabled, we could suffer financial loss and/or a disruption in one or more of our businesses. This could have a negative impact on our operating results and cash flows, or result in reputational damage.

Execution of Strategy

Value Investing

The successful execution of our value investment strategy is uncertain as it requires suitable opportunities, careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties experienced in a particular industry.

Our approach to investing entails adding assets to our existing businesses when the competition for assets is weakest, typically when depressed economic conditions exist in the market relating to a particular entity or industry. However, there is no certainty that we will be able to identify suitable or sufficient opportunities that meet our investment criteria and acquire additional high-quality assets at attractive prices to supplement our growth. Conversely, overly favourable economic sentiment can limit the number of attractive investment opportunities and thereby restrict our ability to increase assets under management and avail ourselves of the related benefits. Competition from other investors may significantly increase the purchase price of target assets or prevent us from completing an acquisition. We may be unable to finance acquisitions on favourable terms, or newly acquired assets and businesses may fail to perform as well or as quickly as expected. Investments in companies or assets that are experiencing significant financial or business difficulties are subject to a risk of poor performance or loss. We may fail to value opportunities accurately or to consider all relevant facts that may be necessary or helpful in evaluating an opportunity, or we may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position or be unable to quickly and effectively integrate new acquisitions into our existing operations. We may be required to sell a business before it has realized our expected level of returns. If we are unable to realize the benefits we expect to achieve as a result of acquisitions, our operating results and cash flows may be less than expected.

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Management Team

Our executive and other senior officers have a significant role in our success and oversee the execution of our strategy. Our ability to retain our management group or attract suitable replacements should any members of the management group leave is dependent on, among other things, the competitive nature of the employment market and the career opportunities that we can offer. We have experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. Competition for the best people is intense and the loss of services from key members of the management group or a limitation in their availability could adversely impact our financial condition and cash flow. Furthermore, such a loss could be negatively perceived in the capital markets. We do not maintain any key person insurance.

The conduct of our businesses and the execution of our growth strategy rely heavily on teamwork. Our continued ability to respond promptly to opportunities and challenges as they arise depends on co-operation across our organization and our team-oriented management structure, which may not materialize in the way we expect.

Business Partnerships

We participate in joint ventures, partnerships, co-tenancies and similar arrangements affecting many of our assets and businesses. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks and uncertainties not present absent third-party involvement, including, but not limited to, our dependency on partners, co-tenants or co-venturers that are not under our control and that might compete with us for opportunities, become bankrupt or otherwise fail to fund their share of required capital contributions, or suffer reputational damage that could have an adverse impact on us. Additionally, our partners, co-venturers or co-tenants might at any time have economic or other business interests or goals that are different than or inconsistent with those of the Corporation, and we could become engaged in a dispute with any of them that might affect our ability to operate the business or assets in question. We do not have sole control over certain major decisions relating to these assets and businesses, including, but not limited to: the decisions relating to the sale of assets and businesses; refinancings; the timing and amount of distributions of cash from such entities to the Corporation; and capital expenditures.

Some of our management arrangements permit our partners to terminate a management agreement in limited circumstances relating to disputes over the managers’ obligations. Any such termination could adversely affect our revenue from management fees or our ability to raise future capital. In addition, the sale or transfer of interests in some of our assets or entities is subject to rights of first refusal or first offer and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but are forced to do so because we do not have the inclination or financial resources at the relevant time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

Financial and Liquidity Risks

We employ debt and other forms of leverage in the ordinary course of business to enhance returns to shareholders and our investors and finance our operations. We attempt to match the profile of any leverage to the associated assets. Accordingly, we typically fund shorter-duration floating rate assets with shorter-term floating rate debt and fund long-term fixed rate and equity-like assets with long-term fixed rate and equity capital. We are therefore subject to the risks associated with debt financing and refinancing. These risks, including but not limited to the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and dividends; if we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at an increased interest rate or on unfavourable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case; we may not be able to refinance indebtedness on our assets at maturity due to company and market factors such as the estimated cash flow produced by our assets, the value of our assets, liquidity in the debt markets, and/or financial, competitive, business and other factors, including factors beyond our control; and, if refinanced, the terms of a refinancing may not be as favourable as the original terms of the related indebtedness. Our ability to achieve attractive rates of return will depend on our ability to access sufficient sources of indebtedness at attractive rates.

The use of leverage poses a significant degree of risk and enhances the possibility of a significant loss. Highly leveraged assets are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company, all other things being equal, is generally greater than for companies with comparatively less debt.

The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, adequate insurance coverage and certain credit ratings. These covenants may limit our flexibility in conducting our operations and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations.

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We rely on our subsidiaries to provide us with the funds necessary to pay dividends and meet our financial obligations. The leverage on our assets may affect the funds available to us if the terms of the debt impose restrictions on the ability of our subsidiaries to make distributions to us. In addition, our subsidiaries will generally have to service their debt obligations before making distributions to us or their parent entity.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or we may need to dispose of one or more of our assets on disadvantageous terms or raise equity, causing dilution to existing shareholders. If we are required to repay indebtedness using cash on hand, cash provided by our continuing operations or cash from the sale of our assets, this could reduce dividends to our shareholders. Moreover, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we pledge assets to secure payment of indebtedness and are unable to make required payments, a creditor could foreclose upon such asset or appoint a receiver to receive an assignment of the associated cash flows.

A large proportion of our capital is invested in physical assets which can be hard to sell, especially if local market conditions are poor. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other owners result in distress sales, such sales could depress asset values in the markets in which we operate. The restrictions inherent in owning physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of our investments, our financial condition and results of operations.

We periodically enter into agreements that commit us to acquire assets or securities. In some cases, we may enter into such agreements with the expectation that we will syndicate or assign all or a portion of our commitment to other investors prior to, at the same time as, or subsequent to, the anticipated closing. We may be unable to complete such syndications or assignments, which may increase the amount of capital that we are required to invest. Such an outcome can have an adverse impact on our liquidity, which may reduce our ability to pursue further acquisitions or meet other financial commitments.

We enter into financing commitments in the normal course of business, which we may be required to fund. Additionally, in the ordinary course of business we guarantee the obligations of funds or other entities that we manage and/or invest in. If we are required to fund these commitments and are unable to do so, this could result in damages being pursued against us or a loss of opportunity through default of contracts that are otherwise to our benefit.

Investors in our private funds make capital commitments to our funds through the execution of subscription agreements. When a fund makes an investment, these capital commitments are then satisfied by our investors via capital contributions. Investors in our private funds may default on their capital commitment obligations to our private funds, which could have an adverse impact on our earnings or result in other negative implications to our businesses such as the requirement to redeploy our own capital to cover such obligations, even if the capital would otherwise earn a greater return.

We have pursued and intend to continue to pursue growth opportunities in international markets and often invest in countries where the U.S. dollar is not the notional currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the currency utilized in one or more countries where we have a significant presence may have a material adverse effect on our results of operations and financial position.

Our businesses are impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures, including credit default swaps and other derivatives to hedge certain of our financial positions. However, a significant portion of this risk remains unhedged. We may also establish unhedged positions in the ordinary course of business. These instruments are typically utilized as a hedge or an alternative to purchasing or selling the underlying security when such instruments are more effective from a capital employment perspective. There is no assurance that hedging strategies will fully mitigate the risks they are intended to offset, and derivatives are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions (if a counterparty fails to fulfill its obligations we may be exposed to risks we had sought to mitigate) and a potential requirement to fund mark-to-market adjustments. The company’s risk management and derivative financial instruments are more fully described in the notes to our consolidated financial statements.

The Dodd-Frank Act (“Dodd-Frank”) imposes rules and regulations governing federal oversight of the over-the-counter (“OTC”) derivatives market and its participants, including the Corporation. Regulations promulgated by the U.S. Commodities Futures Trading Commission and the SEC under Dodd-Frank require, since June 10, 2013, certain types of OTC derivative transactions to be executed through a centralized exchange or regulated facility and be cleared through a regulated clearinghouse. These new rules impose additional costs and additional regulation on the Corporation. Derivative transactions executed through exchanges or regulated facilities attract incremental collateral requirements in the form of initial margin, and require variation margin to be cash settled on a daily basis which increases liquidity risk for the Corporation. The increase in margin requirements (relative to bilateral agreements) combined with a more restricted list of securities that qualify as eligible collateral requires us to hold larger positions in cash and treasuries, which could reduce income. Conversely, transactions executed through exchanges largely eliminate OTC counterparty credit risk but increase our exposure to the risk of an exchange or clearinghouse defaulting, and increased capital or margin requirements imposed on our OTC derivative counterparties could reduce our exposure to

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the counterparties’ default. In force OTC derivative transactions are grandfathered and will migrate to being cleared through exchanges over time, or the Corporation may elect to accelerate the migration. As such, this does not become a significant risk for the Corporation until a large portion of our derivatives have transitioned to clearing houses. Similar regulations in other jurisdictions we operate in are expected to become effective as early as 2014. We cannot predict the effect of the legislation on our hedging costs, our hedging strategy or its implementation, or whether Dodd-Frank and similar regulations in other jurisdictions will lead to an increase or decrease in or change in composition of the risks we hedge. Such regulatory oversight could have an adverse impact on our ability to hedge risks in our businesses. Specifically, Dodd-Frank, and any other similar regulations in the markets in which we operate, could significantly increase the cost of derivative contracts, reduce the availability of derivatives to protect against operational risk and reduce the liquidity of the market for derivatives. A reduction in the Corporation’s use of derivatives as a result of Dodd-Frank and other similar regulations may, among other things, result in increased volatility and decreased predictability of our cash flows.

Asset Management

Our ability to raise capital from third party investors and successfully expand our asset management activities is dependent on a number of factors, including certain factors that are outside our control. In the event that any of our funds were to perform poorly, our revenue, income and cash flow would decline because the value of our assets under management would decrease, which would result in a reduction in management fees, and our investment returns would decrease, resulting in a reduction in the carried interest and incentive fees that we earn. Moreover, we could experience losses on our investments of our own capital as a result of poor investment performance by our funds.

Poor performance could damage our reputation with our current and potential investment partners and make it more difficult for us to raise new capital. Investors may decline to invest in future investment funds we raise, may withdraw their investments as a result of poor performance in the funds in which they are invested, or may demand lower fees or fee concessions for new or existing funds, which would decrease our revenue.

Competition for investor capital, particularly within the asset classes on which we focus, is intense. There is no assurance that we will be successful in differentiating ourselves as an asset manager and this competition may reduce the capital available to us to invest, the returns we can make on our investments and the margins of our asset management business. Our asset management business relies on the continued willingness of insurance companies, pension funds, endowments, sovereign wealth funds, other institutional investors and wealthy individuals to deploy capital to asset managers that focus on investments in real assets. Depending on factors outside of our control, such as the performance of the stock market, asset allocation rules or regulations or investment policies to which third party investors are subject could inhibit or restrict the ability of third party investors to make investments in our funds or the asset classes in which our funds invest. The general appeal of our funds and asset classes could also decline or fall into disfavour. In addition, certain institutional investors are demonstrating a preference to in-source their own investment professionals and to make direct investments without the assistance of asset managers like us. These investors may not continue to make new capital commitments to our managed funds and could become competitors to us for capital and investment opportunities. As a result, we may need to identify and attract new investors in order to maintain or increase the size of our funds. There are no assurances that we can find new investors or secure commitments from new or existing investors. If we are unable to raise capital from third party investors, we will be unable to collect management fees or deploy their capital into investments and potentially collect transaction fees or carried interest, which would materially reduce our revenue and cash flow and adversely affect our financial condition.

We could be negatively impacted if there is misconduct by personnel of portfolio companies in which our funds invest. Failures by personnel at our portfolio companies to comply with legal and regulatory requirements could adversely affect our business and reputation. We may face increased risk of such misconduct to the extent our investment in emerging markets increases. Such misconduct might undermine our due diligence efforts with respect to such companies and could negatively affect the valuation of a fund’s investments.

Our private funds have a finite life that may require us to exit an investment made in a fund at an inopportune time. Volatility in the exit markets for these investments, increasing levels of capital required to finance companies to exit, and rising enterprise value thresholds to go public or complete a strategic sale can all contribute to the risk that we will not be able to exit a private fund investment successfully. We cannot always control the timing of our private fund investment exits or our realizations upon exit.

Our private fund investments may not meet their investment hurdles and we may not realize performance based income related to these investments upon exit. If, as a result of poor performance of investments in a fund’s life, the fund does not achieve certain investment returns for the fund over its life, we will be obligated to repay the amount by which the carried interest that was previously distributed to us exceeds amounts to which we are ultimately entitled.

Property

We invest in high-quality commercial office properties and are therefore exposed to certain risks inherent in the commercial office property business. Commercial office property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of

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mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made whether or not a property is producing sufficient income to service these expenses. Our commercial office properties are typically subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. It is possible that we may face a disproportionate amount of space expiring in any one year. Additionally, rental rates could decline, tenant bankruptcies could increase and tenant renewals may not be achieved, particularly in the event of a protracted disruption in the economy such as a recession.

Our retail property operations are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters, competition and other factors. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavourable effect on our retail property operations and our ability to attract new retail tenants.

If sales at stores operating in our malls are poor, existing tenants might be unable or unwilling to pay their minimum rents or expense recovery charges and new tenants might be willing to pay lower minimum rents than they otherwise would. Significant expenditures associated with each equity investment in real estate assets, such as mortgage payments, property taxes and maintenance costs, are generally not reduced when there is a reduction in income from the investment, so our income and cash flow would be adversely affected by a decline in income from a retail property. In addition, our retail property leases generally do not contain provisions designed to ensure the creditworthiness of the tenant, and are therefore negatively impacted by tenant bankruptcies or the voluntary or involuntary closure of stores in our properties. We may be unable to re-lease space vacated by such events on favourable terms or at all. As a result, the bankruptcy or closure of a national tenant may adversely affect our revenues.

Some of our retail lease agreements include a co-tenancy provision which allows the mall tenant to pay a reduced rent amount and, in certain instances, terminate the lease, if we fail to maintain certain occupancy levels at the mall. In addition, certain of our tenants have the ability to terminate their leases prior to the lease expiration date if their sales do not meet agreed upon thresholds. Therefore, if occupancy, tenancy or sales fall below certain thresholds, rents we are entitled to receive from our retail tenants could be reduced and our ability to attract new tenants may be limited.

Our retail tenants face competition from retailers at other regional malls, outlet malls, discount shopping centres, discount shopping clubs, catalogue companies, and through internet sales and telemarketing. Competition of these types could reduce the percentage rent payable by certain retail tenants and adversely affect our revenues and cash flows. Additionally, our retail tenants are dependent on perceptions by retailers and shoppers of the safety, convenience and attractiveness of our retail properties. If retailers and shoppers perceive competing properties and other retailing options such as the internet to be more convenient or of a higher quality, our retail property revenues may be adversely affected.

Renewable Energy

Our renewable energy operations, which are primarily hydroelectric generating facilities, are subject to changes in hydrology and price, but also include risks related to equipment and dam failure, counterparty performance, water rental costs, changes in regulatory requirements and other material disruptions.

The revenues generated by our power facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows. Hydrology varies naturally from year to year and may also change permanently because of climate change or other factors, and a natural disaster could impact water flows within the watersheds in which we operate. It is therefore possible that low water levels at our North American power generating operations could result at any time and potentially continue for indefinite periods.

A significant portion of our renewable energy operation revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate. Wholesale market electricity prices are impacted by a number of external factors. As a result, we cannot accurately predict future electricity prices.

A significant portion of the power we generate is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity and natural gas contracts, some or all of which may be above market. These contracts are intended to mitigate the impact of fluctuations in wholesale electricity prices. If, however, for any reason, any of our counterparties in these contracts are unable or unwilling to fulfill their contractual obligations, we may not be able to replace an existing contract with an agreement on equivalent terms and conditions. In this event, and potentially others, we may not be successful in mitigating the impact of fluctuations in wholesale electricity prices.

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There is a risk of equipment failure or dam failure due to wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expenditure of significant amounts of capital and other resources. Such failures could also result in exposure to significant liability for damages due to harm to the environment, to the public generally or to specific third parties.

We are required to make rental payments and pay property taxes for water rights or pay similar fees for use of water. Significant increases in water rental costs or fees or changes in the way that governments regulate water supply could have a material adverse effect on our financial condition.

The operation of our generation assets is subject to extensive regulation by various government agencies at the municipal, provincial, state and federal levels. As legal requirements frequently change and are subject to interpretation and discretion, we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law or regulation could require additional expenditure to achieve or maintain compliance. In addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our power generation projects.

Our renewable energy generation assets could be exposed to effects of significant events, such as severe weather conditions, natural disasters, major accidents, acts of malicious destruction, sabotage or terrorism, which could limit our ability to generate or sell power. In certain cases, some events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result. In addition, many of our generation assets are located in remote areas which make access for repair of damage difficult.

Infrastructure

Our infrastructure operations include utilities, transport, energy, timberlands and agrilands operations in North and South America, Europe and Australasia. These operations include toll roads, electricity transmission systems, coal terminal operations, electricity and gas distribution companies, rail networks and ports. The principal risks facing the regulated and unregulated businesses comprising our infrastructure operations relate to government regulation, general economic conditions and other material disruptions, capital expenditure requirements, land use and counterparty performance.

Due to the essential nature of the services provided by our assets, and the fact that some of these services are provided on a monopoly or near monopoly basis, many of our infrastructure operations are subject to forms of economic regulation, including with respect to revenues. In addition, certain of these operations recover their investment in assets through tolls or regulated rates which are charged to third parties. Current tolls and regulated rates are reviewed by the applicable regulatory agency on a regular basis. If any of the respective regulators in the jurisdictions in which we operate decide to change the tolls or rates we are allowed to charge, or the amounts of the provisions we are allowed to collect, we may not be able to earn the rate of return on our investments that we had planned or we may not be able to recover our initial cost.

Economic regulation can also involve ongoing commitments to economic regulators, safety regulators and other governmental agencies. Our timberlands operations are subject to provincial or state and federal government regulations relating to forestry practices and the export of logs, and several of our infrastructure operations are subject to government safety and reliability regulations that are specific to their industries. The risk that a government will repeal, amend, enact or promulgate a new law or regulation or that a regulator or other government agency will issue a new interpretation of an existing law or regulation can substantially affect our operating entities. In addition, a decision by a government or regulator to regulate previously unregulated assets may significantly change the economics of these businesses.

General domestic and global economic conditions affect international demand for the commodities handled by our infrastructure operations. A downturn in the demand for these commodities may lead to bankruptcies or liquidations of one or more large customers, which could reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects on us.

We and our customers are also exposed to certain uncontrollable events, such as severe weather conditions, natural disasters, major accidents, acts of malicious destruction, sabotage and terrorism. Protecting the quality of our revenue streams through the inclusion of take-or-pay or guaranteed minimum volume provisions into our contracts, such as at our rail operations, is not always possible or fully effective.

Some of our infrastructure operations have customer contracts as well as concession agreements in place with public and private sector clients. There is a risk of default on those contractual arrangements by such clients. As well, our operations with customer contracts could be adversely affected by any material change in the assets, financial condition or results of operations of such customers.

Our infrastructure operations may require substantial capital expenditures in the future to maintain our asset base. Any failure to make necessary capital expenditures to maintain our operations in the future could impair our ability to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover investments in capital expenditure based upon the rates our operations are able to charge.

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Our infrastructure operations require the usage of large areas of land for construction and operation. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all easements, licences and rights of way necessary for our utilities operations, not all of our easements, licences and rights of way are registered against the lands to which they relate and may not bind subsequent owners.

The financial performance of our timberland operations depends on strong demand in the wood products and pulp and paper industries. A decrease in the level of residential construction activity generally reduces demand for logs and wood products, resulting in lower revenues, profits and cash flows for our customers. Depressed commodity prices for lumber, pulp or paper, or market irregularities, may cause mill operators to temporarily or permanently shut down their mills if their product prices fall to a level where mill operation would be uneconomical. Moreover, these operators may be required to temporarily suspend operations at one or more of their mills to bring production in line with market demand or in response to market irregularities. Any of these circumstances could significantly reduce the prices that we realize for our timber as well as the volume of timber that we may be able to sell. In addition to impacting our timberland operations’ sales, cash flows and earnings, weakness in the market prices of timber products will also have an effect on our ability to attract additional capital, the cost of that capital and the value of our timberland assets. There is no certainty that we will be successful in implementing flexible timberland harvest plans that can reduce harvest levels when prices are low and defer sales until prices recover.

Weather conditions, industry practices, timber growth cycles, access limitations and aboriginal claims may restrict our harvesting, road building and other activities on the timberlands owned by our timber operations, as may other factors, including damage by fire, insect infestation, wind, disease, prolonged drought and other natural and man-made disasters. There can be no assurance that our forest management planning, including silviculture, will have the intended result of ensuring that our asset base appreciates in value over time. If management’s estimates of merchantable inventory are incorrect, harvesting levels on our timberlands may result in depletion of our timberland assets.

Our agriland operations are comprised of pasture land that may be converted to higher-and-better uses, including soybean, corn and sugarcane production. Such conversion of agrilands may not materialize as anticipated. Additionally, the attractiveness of agrilands as an asset class for investors is contingent on the demand for soft commodities, growth in population and per capita incomes, improving diets and the demand for biofuels, all of which involve future uncertainty. Weather conditions, growing seasons, interactions with surrounding population, damage by fire, insect infestation, wind, disease, prolonged drought and other natural and man-made disasters may negatively impact our agriland operations.

Private Equity

The principal risks for the private equity business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital. In addition, these investments are typically illiquid and may be difficult to monetize, limiting our flexibility to react to changing economic or investment conditions.

Unfavourable economic conditions could have a significant adverse impact on the ability of investee companies to repay debt and on the value of our equity investments and the level of investment income that they generate. Even with our support of investee companies through an economic downturn, adverse economic or business conditions facing our investee companies may adversely impact the value of our investments or deplete our financial or management resources. These investments are also subject to the risks inherent in the underlying businesses, some of which are facing difficult business conditions and may continue to do so for the foreseeable future.

Residential Development

We have residential land development and homebuilding operations located in Canada, the United States, Brazil and Australia. The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic and industry conditions, such as consumer confidence, employment levels, availability of financing for homebuyers, interest rates, levels of new and existing homes for sale, demographic trends, availability of qualified trade workers and required materials, and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes. Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by us can fluctuate significantly as a result of changing economic and real estate market conditions. If there are significant adverse changes in economic or real estate market conditions, we may have to sell homes at a loss or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market. Our residential property operations may be particularly affected by changes in local market conditions in California, the Washington, D.C. area, Alberta, Ontario and Brazil, where we derive a large proportion of our residential property revenue. Government regulations, legal challenges and delays in the entitlement process may delay the start or completion of our communities or limit our homebuilding or other activities, which could have an adverse impact on our results of operations. Our residential operations may be affected by the ability to raise capital on favourable terms or at all and by fluctuations in exchange rates.

Virtually all of our homebuilding customers finance their home acquisitions through lenders providing mortgage financing. Volatility experienced in mortgage markets and by many lenders, fewer loan products and tighter loan qualification requirements have made it more difficult for borrowers to procure mortgages. Even if potential customers do not need financing, changes in

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interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing, resulting in a reduced demand for new homes. Fundamentally, rising mortgage rates or reduced mortgage availability could adversely affect our ability to sell new homes and the prices at which we can sell them.

Service Activities

We have several companies that operate in the service industry. The revenues and profitability of these companies are largely dependent on the awarding of new contracts, which they do not directly control, and the uncertainty of contract award timing could have an adverse effect on these companies. Our companies in the service industry operate in highly competitive markets where it is difficult to predict whether and when they will receive new contracts. These processes can be impacted by a wide variety of micro and macroeconomic factors that may affect our clients and over which we have no control. In addition, our service companies may not be able to compete effectively given the perception of their reputation, ability to perform and/or perceived technology or other advantages held by competitors. Our competitors in the service industry may be more inclined to take greater or unusual risks or accept terms and conditions in a contract that we do not deem market or acceptable.

Fluctuating demand cycles are common in the service industry. These fluctuations can have a significant impact on the degree of competition for available projects and the awarding of new contracts, and as a result there may, from time to time, be significant and unpredictable variations in the financial results of these businesses. In the construction industry, fluctuations in the demand for services or the ability of the private and/or public sector to fund projects in a depressed economic climate could adversely affect the awarding of new contracts and margins for our construction businesses. Large-scale domestic and international projects involve uncertain timing, and it is particularly difficult to predict whether and when our construction businesses will receive a contract award. The uncertainty of contract award timing can present difficulties in matching workforce size with contract needs. If an expected contract award is delayed or not received, or if an ongoing contract is cancelled, our construction businesses could incur costs that would have the effect of reducing operational efficiency, margins and profits.

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PART 6 – ADDITIONAL INFORMATION

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Accounting Policies and Critical Judgments and Estimates

The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

In making critical judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2013 consolidated financial statements.

i.	Critical Estimates

The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial statements include the following:

a.	Investment Properties

The critical assumptions and estimates used when determining the fair value of commercial properties are: the timing of rental income from future leases reflecting current market conditions, less assumptions of future cash flows in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.

b.	Revaluation Method for Property, Plant and Equipment

When determining the carrying value of property, plant and equipment using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues, future sales prices and margins; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of property, plant and equipment under development includes estimates in respect of the timing and cost to complete the development.

c.	Sustainable Resources

The fair value of standing timber and agricultural assets is based on the following critical estimates and assumptions: the timing of forecasted revenues and prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates; and terminal valuation dates.

d.	Financial Instruments

Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.

e.	Inventory

The company estimates the net realizable value of its inventory using estimates and assumptions about future selling prices and future development costs.

f.	Other

Other estimates and assumptions utilized in the preparation of the company’s financial statements are: the assessment or determination of net recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; and fair value of assets held as collateral.

ii.	Critical Judgments

Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:

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a.	Control or Level of Influence

When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that the company exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so it its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated by the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.

b.	Investment Properties

When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

c.	Property, Plant and Equipment

The company’s accounting policy for its property, plant and equipment requires critical judgments over the assessment of its carrying value, whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the assets carrying value.

For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes and discount and capitalization rates. Judgment is applied when determining future electricity prices considering market data for years that a liquid market is available and estimates of electricity prices from renewable sources that would allow new entrants into the market in subsequent years.

d.	Common Control Transactions

The purchase and sale of businesses or subsidiaries between entities under common control fall outside the scope of IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

e.	Indicators of Impairment

Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; and the determination of discount and capitalization rates, and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

f.	Income Taxes

The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary difference that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

g.	Classification of Non-controlling Interests in Limited-Life Funds

Non-controlling interests in limited-life funds are classified as liabilities (interests of others in consolidated funds) or equity (non-controlling interests) depending on whether an obligation exits to distribute residual net assets to non-controlling interests on liquidation in the form of cash or other financial assets or assets delivered in kind. Judgment is required to determine whether the governing documents of each entity convey a right to cash or other financial assets, or if assets can be distributed on liquidation.

h.	Other

Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; the manner in which the carrying amount of each investment property will be recovered; and the determination of functional currency.

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Adoption of Accounting Standards

i.	Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), and IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards became effective on January 1, 2013.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must exercise power over the investee’s financial and operating decisions, have exposure or rights to variable returns from involvement with the investee, and the ability to use its power over the investee to affect the amount of its returns in order to conclude it controls an investee. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. The retrospective application of IFRS 10 increased consolidated assets, liabilities and non-controlling interests by $218 million, $114 million and $104 million, respectively, as at December 31, 2012, and increased consolidated revenues and net income by $69 million and $8 million, respectively, for the year then ended, with no impact on common equity or net income to shareholders during the periods.

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. The disclosure requirements of IFRS 12 are applicable for interim consolidated financial statements when significant events or transactions occur during the interim period requiring such disclosure. Otherwise, the additional disclosures will be included in the company’s annual consolidated financial statements.

ii.	Employee Benefits

In September 2011, the IASB amended IAS 19, Employee Benefits (“IAS 19”) for items impacting defined benefit plans including the recognition of: actuarial gains and losses within other comprehensive income; interest on the net benefit liability (or asset) in profit and loss; and unvested past service costs in profit and loss at either the earlier of when an amendment is made or when related restructuring or termination costs are recognized. Additionally, the adoption of IAS 19R required the company to retroactively exclude expected returns on plan assets from profit and loss, the result of which was a net charge against common equity of $6 and $10 million as at January 1, 2012 and December 31, 2012, respectively.

iii.	Fair Value Measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the manner in which the company measures its financial and non-financial assets and liabilities. The adoption of IFRS 13 has resulted in more comprehensive disclosures related to fair values used within the consolidated financial statements.

iv.	Presentation of Other Comprehensive Income

In September 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that may be reclassified subsequently to profit or loss and items that will not be reclassified subsequently to profit and loss. Income tax on items of other comprehensive income are required to be allocated on the same basis. The consolidated statements of comprehensive income were amended in this interim report to reflect the changes in presentation.

v.	Financial Instruments: Disclosures

The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position or subject to master netting arrangements or similar arrangements. The amendments to IFRS 7 have been applied prospectively, however the application of these amendments had no material impacts on the companies consolidated financial statements.

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The following table includes select financial statement line items outlining the impact of the adoption of IFRS 10 and IAS 19 on our previously reported consolidated financial statements as at January 1, 2012 and December 31, 2012 and for the year ended December 31, 2012:

	As at December 31, 2012			As at January 1, 2012
(MILLIONS)	Previously Reported	Adjustment	Restated	Previously Reported	Adjustment	Restated
Consolidated Balance Sheets:
Sustainable resources	$3,283	$233	$3,516	$3,155	$226	$3,381
Investments	11,689	(71)	11,618	9,401	(69)	9,332
Total Assets	108,644	218	108,862	91,022	214	91,236

Property-specific mortgages	$33,648	$72	$33,720	$28,415	$72	$28,487
Equity
Non-controlling interests	23,190	97	23,287	18,516	96	18,612
Common equity	18,160	(10)	18,150	16,743	(6)	16,737
Total Liabilities and Equity	108,644	218	108,862	91,022	214	91,236

	Year Ended December 31, 2012
(MILLIONS)	Previously Reported	Adjustment	Restated
Consolidated Statement of Operations:
Total revenues and other gains	$18,697	$69	$18,766
Net income	2,747	8	2,755
Net income to shareholders	1,380	—	1,380

Consolidated Statement of Comprehensive Income:
Other comprehensive income (loss)	$1,081	$(5)	$1,076
Other comprehensive income (loss) to shareholders	517	(4)	513
Comprehensive income	3,828	3	3,831
Comprehensive income (loss) to shareholders	1,897	(4)	1,893

Future Changes in Accounting Standards

IFRIC 21, Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Management is currently evaluating the impact of IFRIC 21 on the consolidated financial statements.

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is tentatively effective for annual periods beginning on or after January 1, 2018. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

IAS 32, Financial Instruments: Presentation (“IAS 32”) was amended to clarify certain aspects as a result of the application of offsetting requirements, namely focusing on the following four main areas: the interpretation of “currently has a legally enforceable right of set-off,” the application of simultaneous realization and settlement, the offsetting of collateral amounts, and the unit of account for applying the offsetting requirements. IAS 32 is effective for annual periods beginning on or after January 1, 2014. Management is currently evaluating the impact of IAS 32 on the consolidated financial statements.

2013 ANNUAL REPORT     75

Assessment and Changes in Internal Control Over Financial Reporting

Management has evaluated the effectiveness of the company’s internal control over financial reporting as of December 31, 2013 and based on that assessment concluded that, as of December 31, 2013, our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Disclosure Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws) as of December 31, 2013. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2013 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to them by others within those entities.

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporation’s Corporate Executive Board (as such term is defined in the Dutch Act of Financial Supervision (the “Dutch Act”) as required by section 5:25d, paragraph 2, under c of the Dutch Act, confirm that to the best of their knowledge:

•

The 2013 financial statements included in this MD&A give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Corporation and the undertakings include in the consolidation taken as whole; and

•

The management report included in this MD&A gives a true and fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act regarding the Corporation and the undertakings included in the consolidation taken as a whole as of December 31, 2013.

RELATED PARTY TRANSACTIONS

In the normal course of operations, we enter into transactions on market terms with related parties, including consolidated and equity accounted entities, which have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: manager or partnership agreements; base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.

The following is a list of significant related party transactions of the Corporation during the years ended December, 31 2012 and December 31, 2013.

In November 2013, we entered into a $500 million subordinated credit facility with wholly owned subsidiaries of BPY. The terms of the facility, including the interest rate charged by the Corporation, are consistent with market practice given BPY’s credit worthiness and the subordination of this facility. This transaction was approved by the independent directors of BPY.

In December 2012, BRPI, our 69% owned North American land developer and homebuilder, repaid its C$480 million loan to BPO, using the proceeds from the completion of a senior unsecured debt offering. BRPI paid $35 million of interest to BPO during the year ended December 31, 2012.

In October 2012, we agreed to sell the economic interest in our directly held 10% investment in a South American transmission operation to BIP for proceeds of $235 million, subject to satisfaction of customary conditions. The transaction, which closed in 2012, was measured at fair value, as determined by an external appraiser, which approximated the carrying value of our investment. No gain or loss was recorded on the transaction in our consolidated statement of operations.

76     BROOKFIELD ASSET MANAGEMENT

INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Brookfield Asset Management Inc. (“Brookfield”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a–15(f) or 240.15d–15(f).

Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2013, Brookfield’s internal control over financial reporting is effective. Management excluded from its design and assessment of internal control over financial reporting EZW Gazeley Limited, Industrial Developments International Inc., and MPG Office Trust, Inc., which were acquired during 2013, and whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 3%, 3%, nil% and 1%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2013.

Brookfield’s internal control over financial reporting as of December 31, 2013, has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield’s consolidated financial statements for the year ended December 31, 2013. As stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP expressed an unqualified opinion on the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2013.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 28, 2014	Chief Executive Officer	Chief Financial Officer

2013 ANNUAL REPORT     77

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the internal control over financial reporting of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at EZW Gazeley Limited (“Gazeley”), Industrial Developments International Inc. (“IDI”), and MPG Office Trust, Inc. (“MPG”), which were acquired during 2013, and whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 3%, 3%, nil% and 1%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2013. Accordingly, our audit did not include the internal control over financial reporting at Gazeley, IDI and MPG. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 28, 2014 expressed an unqualified opinion on those financial statements.

Toronto, Canada	Chartered Professional Accountants, Chartered Accountants
March 28, 2014	Licensed Public Accountants

78     BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.

Deloitte LLP, the Independent Registered Public Accounting Firm appointed by the shareholders, have audited the consolidated financial statements set out on pages 81 through 145 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out on the following page.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are not officers or employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 28, 2014	Chief Executive Officer	Chief Financial Officer

2013 ANNUAL REPORT     79

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the accompanying consolidated financial statements of Brookfield Asset Management Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, and the consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Asset Management Inc. and subsidiaries as at December 31, 2013 and December 31, 2012, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Toronto, Canada	Chartered Professional Accountants, Chartered Accountants
March 28, 2014	Licensed Public Accountants

80     BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(MILLIONS)	Note	Dec. 31, 2013	Dec. 31, 2012[1]
Assets

Cash and cash equivalents	31	$3,663	$2,850

Other financial assets	6	4,947	3,111

Accounts receivable and other	7	6,666	6,952

Inventory	8	6,291	6,581

Equity accounted investments	9	13,277	11,618

Investment properties	10	38,336	33,161

Property, plant and equipment	11	31,019	31,148

Sustainable resources	12	502	3,516

Intangible assets	13	5,044	5,770

Goodwill	14	1,588	2,490

Deferred income tax assets	15	1,412	1,665

Total Assets		$112,745	$108,862

Liabilities and Equity

Accounts payable and other	16	$10,316	$11,652

Corporate borrowings	17	3,975	3,526

Non-recourse borrowings

Property-specific mortgages	18	35,495	33,720

Subsidiary borrowings	18	7,392	7,585

Deferred income tax liabilities	15	6,164	6,425

Capital securities	19	791	1,191

Interests of others in consolidated funds	20	1,086	425

Equity

Preferred equity	21	3,098	2,901

Non-controlling interests	21	26,647	23,287

Common equity	21	17,781	18,150

Total equity		47,526	44,338

Total Liabilities and Equity		$112,745	$108,862

1.	See Adoption of Accounting Standards, Financial Statement Note 2(b)

On behalf of the Board:

Frank J. McKenna, Director	George S. Taylor, Director

2013 ANNUAL REPORT     81

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2013	2012[1]
Total revenues and other gains	22	$20,830	$18,766

Direct costs	23	(13,928)	(13,961)

Other income	24	525	—

Equity accounted income	9	759	1,237

Expenses

Interest		(2,553)	(2,500)

Corporate costs		(152)	(158)

Fair value changes	25	663	1,153

Depreciation and amortization		(1,455)	(1,263)

Income taxes	15	(845)	(519)

Net income		$3,844	$2,755

Net income attributable to:

Shareholders		$2,120	$1,380

Non-controlling interests		1,724	1,375

		$3,844	$2,755

Net income per share:

Diluted	21	$3.12	$1.97

Basic	21	$3.21	$2.02

1.	See Adoption of Accounting Standards, Financial Statement Note 2(b)

82     BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2013	2012[1]
Net income		$3,844	$2,755

Other comprehensive income (loss)

Items that may be reclassified to net income

Financial contracts and power sale agreements		442	(17)

Available-for-sale securities		(24)	57

Equity accounted investments	9	8	3

Foreign currency translation		(2,429)	(110)

Income taxes	15	(114)	3

		(2,117)	(64)

Items that will not be reclassified to net income

Revaluations of property, plant and equipment		825	1,491

Revaluation of pension obligations		26	(58)

Equity accounted investments	9	231	142

Income taxes	15	(166)	(435)

		916	1,140

Other comprehensive (loss) income		(1,201)	1,076

Comprehensive income		$2,643	$3,831

Attributable to:

Shareholders

Net income		$2,120	$1,380

Other comprehensive (loss) income		(795)	513

Comprehensive income		$1,325	$1,893

Non-controlling interests

Net income		$1,724	$1,375

Other comprehensive (loss) income		(406)	563

Comprehensive income		$1,318	$1,938

1.	See Adoption of Accounting Standards, Financial Statement Note 2(b)

2013 ANNUAL REPORT     83

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
YEAR ENDED DECEMBER 31, 2013 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2012	$2,855	$149	$6,813	$2,088	$5,289	$1,405	$(449)	$18,150	$2,901	$23,287	$44,338

Changes in year

Net income	—	—	2,120	—	—	—	—	2,120	—	1,724	3,844

Other comprehensive loss	—	—	—	—	101	(1,183)	287	(795)	—	(406)	(1,201)

Comprehensive income	—	—	2,120	—	101	(1,183)	287	1,325	—	1,318	2,643

Shareholder distributions

Common equity	—	—	(1,287)	—	—	(32)	17	(1,302)	—	906	(396)

Preferred equity	—	—	(145)	—	—	—	—	(145)	—	—	(145)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(910)	(910)

Other items

Equity issuances, net of redemptions	44	—	(331)	—	—	—	—	(287)	197	1,675	1,585

Share-based compensation	—	10	(31)	—	—	—	—	(21)	—	45	24

Ownership changes	—	—	20	266	(225)	—	—	61	—	326	387

Total change in year	44	10	346	266	(124)	(1,215)	304	(369)	197	3,360	3,188

Balance as at December 31, 2013	$2,899	$159	$7,159	$2,354	$5,165	$190	$(145)	$17,781	$3,098	$26,647	$47,526

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
YEAR ENDED DECEMBER 31, 2012 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus[3]	Currency Translation	Other Reserves[3]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2011[2]	$2,816	$125	$5,982	$1,773	$5,101	$1,456	$(510)	$16,743	$2,140	$18,516	$37,399

Changes in accounting policies	—	—	6	—	—	—	(12)	(6)	—	96	90

Changes in year

Net income	—	—	1,380	—	—	—	—	1,380	—	1,375	2,755

Other comprehensive income	—	—	—	—	491	(51)	73	513	—	563	1,076

Comprehensive income	—	—	1,380	—	491	(51)	73	1,893	—	1,938	3,831

Shareholder distributions

Common equity	—	—	(340)	—	—	—	—	(340)	—	—	(340)

Preferred equity	—	—	(129)	—	—	—	—	(129)	—	—	(129)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(714)	(714)

Other items
Equity issuances, net of redemptions	39	—	(111)	—	—	—	—	(72)	761	2,896	3,585
Share-based compensation	—	24	—	—	—	—	—	24	—	41	65

Ownership changes	—	—	25	315	(303)	—	—	37	—	514	551

Total change in year	39	24	825	315	188	(51)	73	1,413	761	4,675	6,849

Balance as at December 31, 2012	$2,855	$149	$6,813	$2,088	$5,289	$1,405	$(449)	$18,150	$2,901	$23,287	$44,338

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	See Basis of Presentation, Subsidiaries – Financial Statements Note 2(c)(i)
3.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

84     BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2013	2012[1]
Operating activities

Net income		$3,844	$2,755

Other income and gains	22, 24	(1,820)	(70)

Share of undistributed equity accounted earnings		(307)	(868)

Fair value changes		(663)	(1,153)

Depreciation and amortization		1,455	1,263

Deferred income taxes	15	686	384

Investments in residential inventory		(378)	(861)

Net change in non-cash working capital balances		(539)	55

		2,278	1,505

Financing activities

Corporate borrowings arranged		949	852

Corporate borrowings repaid		(224)	(782)

Commercial paper and bank borrowings, net		(35)	(321)

Property-specific mortgages arranged		11,073	6,698

Property-specific mortgages repaid		(10,029)	(6,539)

Other debt of subsidiaries arranged		6,781	5,655

Other debt of subsidiaries repaid		(6,115)	(3,641)

Capital securities redeemed		(343)	(506)

Capital provided by interests of others in consolidated funds		541	103

Capital provided from non-controlling interests		3,218	3,681

Capital repaid to non-controlling interests		(1,543)	(785)

Preferred equity issuances		191	737

Common shares issued		85	54

Common shares repurchased		(388)	(106)

Distributions to non-controlling interests		(910)	(714)

Distributions to shareholders		(541)	(469)

		2,710	3,917

Investing activities

Acquisitions

Investment properties		(4,673)	(2,123)

Property, plant and equipment		(1,566)	(3,544)

Sustainable resources		(53)	(21)

Investments		(1,622)	(1,585)

Other financial assets		(2,745)	(1,327)

Cash assumed on acquisition of subsidiaries		292	323

Dispositions

Investment properties		1,947	1,037

Property, plant and equipment		564	106

Sustainable resources		1,736	2

Investments		657	373

Other financial assets		1,502	2,215

Cash disposed on disposition of subsidiaries		(70)	(5)

Restricted cash and deposit		(10)	(13)

		(4,041)	(4,562)

Cash and cash equivalents

Change in cash and cash equivalents		947	860

Foreign exchange revaluation		(134)	(41)

Balance, beginning of year		2,850	2,031

Balance, end of year	31	$3,663	$2,850

1.	See Adoption of Accounting Standards, Financial Statement Note 2(b)

2013 ANNUAL REPORT     85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (“Brookfield” or the “company”) is a global alternative asset management company. The company owns and operates assets with a focus on property, renewable energy, infrastructure and private equity. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were authorized for issuance by the Board of Directors of the company on March 28, 2014.

b)	Adoption of Accounting Standards

In 2013, the company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2013 as follows:

i.	Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), and IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 is not applicable to the company as it relates only to entities with separate financial statements.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must have power with existing rights to direct the relevant activities of the investee, have exposure or rights to variable returns from involvement with the investee, and have the ability to use its power over the investee to affect the amount of its returns in order to conclude it controls an investee. IFRS 10 requires continuous reassessment if the facts and circumstances change to one or more of the elements of control. The company applied the principles of IFRS 10 retrospectively, and accordingly resulted in the consolidation of an investee which was previously equity accounted. The retrospective application of IFRS 10 increased consolidated assets, liabilities and non-controlling interests by $218 million, $114 million and $104 million, respectively, as at December 31, 2012, and increased consolidated revenues and net income by $69 million and $8 million, respectively, for the year then ended, with no impact on common equity or net income attributable to shareholders during the year ended December 31, 2012.

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses. In a joint venture, the parties to the joint arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. There was no impact of adoption of IFRS 11 on the company’s consolidated financial statements.

IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. As a result of the adoption of IFRS 12, the company has included more comprehensive disclosures surrounding consolidated subsidiaries and equity accounted investments in the consolidated financial statements.

ii.	Employee Benefits

In September 2011, the IASB amended IAS 19, Employee Benefits (“IAS 19”) for items impacting defined benefit plans including the recognition of: actuarial gains and losses within other comprehensive income; interest on the net benefit liability (or asset) in profit and loss; and unvested past service costs in profit and loss at either the earlier of when an amendment is made or when related restructuring or termination costs are recognized. Additionally, the adoption of amendments to IAS 19 required the company to retroactively exclude expected returns on plan assets from profit and loss, the result of which was a net charge against common equity of $6 and $10 million as at January 1, 2012 and December 31, 2012, respectively.

86     BROOKFIELD ASSET MANAGEMENT

iii.	Fair Value Measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the manner in which the company measures its financial and non-financial assets and liabilities. The adoption of IFRS 13 has resulted in more comprehensive disclosures related to fair values used within the consolidated financial statements.

iv.	Presentation of Other Comprehensive Income

In September 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that may be reclassified subsequently to profit or loss and items that will not be reclassified subsequently to profit and loss. Income tax on items of other comprehensive income are required to be allocated on the same basis. The consolidated statements of comprehensive income were amended to reflect the changes in presentation.

v.	Financial Instruments: Disclosures

The amendments to IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) contain new disclosure requirements for financial assets and liabilities that are offset in the consolidated balance sheet or subject to master netting arrangements or similar arrangements. The amendments to IFRS 7 have been applied prospectively, however the application of these amendments had no material impact on the company’s consolidated financial statements.

The following table includes select financial statement line items outlining the impact of the adoption of IFRS 10 and IAS 19 on our previously reported consolidated financial statements as at January 1, 2012 and December 31, 2012 and for the year ended December 31, 2012:

	As at December 31, 2012			As at January 1, 2012
(MILLIONS)	Previously Reported	Adjustment	Restated	Previously Reported	Adjustment	Restated
Consolidated Balance Sheets:

Investments	$11,689	$(71)	$11,618	$9,401	$(69)	$9,332

Property, plant and equipment	31,114	34	31,148	28,366	33	28,399

Sustainable resources	3,283	233	3,516	3,155	226	3,381

Total Assets	$108,644	$218	$108,862	$91,022	$214	$91,236

Accounts payable and other	11,599	53	11,652	9,266	45	9,311

Property-specific mortgages	33,648	72	33,720	28,415	72	28,487

Equity

Non-controlling interests	23,190	97	23,287	18,516	96	18,612

Common equity	18,160	(10)	18,150	16,743	(6)	16,737

Total Liabilities and Equity	$108,644	$218	$108,862	$91,022	$214	$91,236

	Year Ended December 31, 2012
(MILLIONS)	Previously Reported	Adjustment	Restated
Consolidated Statement of Operations:

Total revenues and other gains	$18,697	$69	$18,766

Net income	2,747	8	2,755

Net income to shareholders	1,380	—	1,380

Consolidated Statement of Comprehensive Income:

Other comprehensive income	1,081	(5)	1,076

Other comprehensive income to shareholders	517	(4)	513

Comprehensive income	3,828	3	3,831

Comprehensive income to shareholders	1,897	(4)	1,893

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c)	Basis of Presentation

The financial statements are prepared on a going concern basis. Standards and guidelines not effective for the current accounting period are described in Note 2(t).

i.	Subsidiaries

The consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company exercises control. Control exists when the company has the power to direct the relevant activities, exposure or rights to variable returns from involvement with the investee, and the ability to use its power over the investee to affect the amount of its returns. Subsidiaries are consolidated from the date the company obtains control, and continue to be consolidated until the date when control is lost. The company continually reassesses whether or not it controls an investee, particularly if facts and circumstances indicate there is a change to one or more of the control criteria previously mentioned. In certain circumstances when the company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The company considers all relevant facts and circumstances in assessing whether or not the company’s voting rights are sufficient to give it power.

Non-controlling interests in the equity of the company’s subsidiaries are included within equity on the Consolidated Balance Sheets. All intercompany balances, transactions, unrealized gains and losses are eliminated in full.

Gains or losses resulting from changes in the company’s ownership interest of a subsidiary that do not result in a loss of control are accounted for as equity transactions and are recorded within ownership changes as a component of equity. When control of a subsidiary is lost, the difference between the carrying value and the proceeds from disposition is recognized within total revenues and other gains in the Consolidated Statement of Operations.

In connection with partial dispositions of a subsidiary in 2011 and 2012, the company adjusted the carrying amounts of common equity and non-controlling interests to reflect changes in their relative interests in the subsidiary; however, it did not reallocate certain individual components within common equity, particularly between ownership changes and revaluation surplus. These financial statements reflect the reallocation within common equity of $1,298 million and $303 million from revaluation surplus to ownership changes as at December 31, 2012 and 2011, respectively.

Refer to Note 4 for additional information on subsidiaries of the company with significant non-controlling interests.

ii.	Associates and Joint Ventures

Associates are entities over which the company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The company accounts for associates and joint ventures using the equity method of accounting within investments on the Consolidated Balance Sheets.

Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the investment’s underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate or joint venture is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the company’s interest in an associate or joint venture is adjusted for the company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee.

iii.	Joint Operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, related to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of parties sharing control. The company recognizes only its assets, liabilities and share of the results of operations of the joint operation. The assets, liabilities and results of joint operations are included within the respective line items of the Consolidated Balance Sheets, Consolidated Statement of Operations and Consolidated Statement of Comprehensive Income.

d)	Foreign Currency Translation

The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries, associates, joint ventures and joint operations determines its own functional currency and items included in the financial statements of each subsidiary, associate, joint venture and joint operation are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses

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on translation are accumulated as a component of equity. On the disposal of a foreign operation, or the loss of control, joint control or significant influence, the component of accumulated other comprehensive income relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company and its subsidiaries are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains or losses on transactions which hedge these items are also included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

e)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less.

f)	Related Party Transactions

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 30. The company’s subsidiaries with significant non-controlling interests are described in Note 4 and its associates and joint ventures are described in Note 9.

g)	Operating Assets

i.	Investment Properties

The company uses the fair value method to account for real estate classified as an investment property. A property is determined to be an investment property when it is principally held to earn either rental income or capital appreciation, or both. Investment properties also include properties that are under development or redevelopment for future use as investment property. Investment property is initially measured at cost including transaction costs. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in net income during the period in which they arise. Fair values are primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using discount and terminal capitalization rates reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows relating to such current and future leases. The company determines fair value using internal valuations. The company uses external valuations to assist in determining fair value, but external valuations are not necessarily indicative of fair value.

ii.	Revaluation Method for Property, Plant and Equipment

The company uses the revaluation method of accounting for certain classes of property, plant and equipment as well as certain assets which are under development for future use as property, plant and equipment. Property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are performed on an annual basis. Where the carrying amount of an asset increases as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Depreciation of an asset commences when it is available for use. On loss of control or partial disposition of an asset measured using the revaluation method, all accumulated revaluation surplus or the portion disposed of, respectively, is transferred into retained earnings or ownership changes, respectively.

iii.	Renewable Energy Generation

Renewable energy generating assets, including assets under development, are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value of its renewable energy generating assets using a discounted cash flow model, which include estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Discount rates are selected for each facility giving consideration to the expected proportion of contracted to un-contracted revenue and markets into which power is sold.

Generally, the first 20 years of cash flow are discounted with a residual value based on the terminal value cash flows. The fair value and estimated remaining service lives are reassessed on an annual basis. The company determines fair value using internal valuations. The company uses external appraisers to review fair values of our renewable energy generating assets, but external valuations are not necessarily indicative of fair value.

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Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

(YEARS)	Useful Lives

Dams	Up to 115

Penstocks	Up to 60

Powerhouses	Up to 115

Hydroelectric generating units	Up to 115

Wind generating units	Up to 22

Other assets	Up to 60

Cost is allocated to the significant components of power generating assets and each component is depreciated separately.

iv.	Sustainable Resources

Sustainable resources consist of standing timber and other agricultural assets and are measured at fair value after deducting the estimated selling costs and are recorded in sustainable resources on the Consolidated Balance Sheets. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated using the present value of anticipated future cash flows for standing timber before tax and terminal dates of 20 to 28 years. Fair value is determined based on existing, sustainable felling plans and assessments regarding growth, timber prices and felling and silviculture costs. Changes in fair value are recorded in net income in the period of change. The company determines fair value of its standing timber using external valuations on an annual basis.

Harvested timber is included in inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable value.

Land under standing timber, bridges, roads and other equipment used in sustainable resource production are accounted for using the revaluation method and included in property, plant and equipment. These assets are depreciated over their useful lives, generally 10 to 35 years.

v.	Infrastructure

Utilities, transport and energy assets within our infrastructure operations as well as assets under development classified as property, plant and equipment are accounted for using the revaluation method. The company determines the fair value of its utilities, transport and energy assets using a discounted cash flow model, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Valuations are performed internally on an annual basis. Discount rates are selected for each asset, giving consideration to the volatility of its revenue streams and geography where they are located.

Depreciation on utilities and transport and energy assets is calculated on a straight-line basis over the estimated service lives of the components of the assets, which are as follows:

(YEARS)	Useful Lives

Buildings and infrastructure	Up to 50

Machinery and equipment	Up to 40

Other utilities and transport and energy assets	Up to 41

The fair value and the estimated remaining service lives are reassessed on an annual basis.

Public service concessions that provide the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as intangible assets.

vi.	Hospitality Assets

Hotel operating assets within our property operations are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value for these assets by discounting the expected future cash. The company determines fair value using internal valuations. The company uses external valuations to assist in determining fair value, but external valuations are not necessarily indicative of fair value.

vii.	Other Property, Plant and Equipment

The company accounts for its other property, plant and equipment using the revaluation method or the cost model, depending on the nature of the asset and the operating segment. Other property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Under the cost method, assets are initially recorded at cost and are subsequently depreciated over the assets’ useful lives, unless an impairment is identified requiring a write-down to estimated fair value.

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viii.	Residential Development

Residential development lots, homes and residential condominium projects are recorded in inventory. Residential development lots are recorded at the lower of cost, including pre-development expenditures and capitalized borrowing costs, and net realizable value, which the company determines as the estimated selling price in the ordinary course of business, less estimated expenses. Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value in inventory. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

ix.	Other Financial Assets

Other financial assets are classified as either fair value through profit or loss or available-for-sale securities based on their nature and use within the company’s business. Changes in the fair values of financial instruments classified as fair value through profit or loss and available-for-sale are recognized in net income and other comprehensive income, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in accumulated other comprehensive income are reclassified to net income when the security is sold, or there is a significant or prolonged decline in fair value or when the company acquires a controlling interest in the underlying investment and commences consolidating the investment. Other financial assets are recognized on their trade date and initially recorded at fair value with changes in fair value recorded in net income or other comprehensive income in accordance with their classification. Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used.

The company assesses the carrying value of available-for-sale securities for impairment when there is objective evidence that the asset is impaired. When objective evidence of impairment exists, the cumulative loss in other comprehensive income is reclassified to net income.

Other financial assets also include loans and notes receivable which are recorded initially at fair value and, with the exception of loans and notes receivable designated as fair value through profit or loss, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables.

Loans and receivables designated as fair value through profit or loss are recorded at fair value with changes in fair value recorded for in net income in the period in which they arise.

h)	Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

Level 1	–	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	–

Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

Level 3	–

Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Further information on fair value measurements are available in Note 6, Note 10, Note 11 and Note 12.

i)	Impairment

At each balance sheet date the company assesses whether its assets, other than those measured at fair value with changes in value recorded in net income, have any indication of impairment. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal and the discounted future cash flows generated from use and eventual disposal from an asset or cash-generating unit, is less than their carrying value. Impairment losses are recorded as fair value changes within the Consolidated Statements of Operations. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

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j)	Accounts Receivable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectibility.

k)	Intangible Assets

Finite life intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses, and are amortized on a straight-line basis over their estimated useful lives. Amortization is recorded within depreciation and amortization in the Consolidated Statements of Operations.

Certain of the company’s intangible assets have an indefinite life, as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.

Indefinite life intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the company’s indefinite life intangible assets is recorded in net income in the period in which the impairment is identified. Impairment losses on intangible assets may be subsequently reversed in net income.

l)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit to which it relates. The company identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. On disposal of a subsidiary, any attributable amount of goodwill is included in determination of the gain or loss on disposal.

m)	Interests of Others in Consolidated Funds

Interest of others in limited-life funds and redeemable fund units are classified as liabilities and recorded at fair value within interests of others in consolidated funds on the Consolidated Balance Sheets. Changes in the fair value are recorded in net income in the period of the change.

Limited-life funds represent the interests of others in the company’s consolidated funds that have a defined maximum fixed life where the company has an obligation to distribute the residual interests of the fund to fund partners based on their proportionate share of the fund’s equity in the form of cash or other financial assets at cessation of the fund’s life.

Redeemable fund units represent interests of others in consolidated subsidiaries that have a redemption feature that requires the company to deliver cash or other financial assets to the holders of the units upon receiving a redemption notice.

n)	Revenue Recognition

i.	Asset Management

Asset management revenues consist of base management fees, advisory fees, incentive distributions, and performance-based incentive fees which arise from the rendering of services. Revenues from base management fees, advisory fees, and incentive distributions are recorded on an accrual basis based on the amounts receivable at the balance sheet date and are recorded within total revenues and other gains in the Consolidated Statements of Operations.

Revenues from performance-based incentive fees are recorded on the accrual basis based on the amount that would be due under the incentive fee formula at the end of the measurement period established by the contract where it is no longer subject to adjustment based on future events, and are recorded within total revenues and other gains in the Consolidated Statements of Operations.

ii.	Property Operations

Property revenues primarily consist of rental revenues from leasing activities and hospitality revenues and interest and dividends from unconsolidated real estate investments.

Property rental income is recognized when the property is ready for its intended use. Office and retail properties are considered to be ready for their intended use when the property is capable of operating in the manner intended by management, which generally occurs upon completion of construction and receipt of all occupancy and other material permits.

The company has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right

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to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded as a component of investment property for the difference between the amount of rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from hospitality operations are recognized when the services are provided and collection is reasonably assured.

iii.	Renewable Energy Operations

Renewable energy revenues are derived from the sale of electricity and is recorded at the time power is provided based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. Costs of generating electricity are recorded as incurred.

iv.	Sustainable Resources Operations

Revenue from timberland operations is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped, title passes and collectibility is reasonably assured. Revenue from agricultural development operations is recognized at the time that the risks and rewards of ownership have transferred.

v.	Utility Operations

Revenue from utility operations is derived from the distribution and transmission of energy as well as from the company’s coal terminal. Distribution and transmission revenue is recognized when services are rendered based upon usage or volume during that period. Terminal infrastructure charges are charged at set rates per tonne of coal based on each customer’s annual contracted tonnage and is then recognized on a pro rata basis each month. The company’s coal terminal also recognizes variable handling charges based on tonnes of coal shipped through the terminal.

vi.	Transport Operations

Revenue from transport operations consists primarily of freight and transportation services revenue. Freight and transportation services revenue is recognized at the time of the provision of services.

vii.	Energy Operations

Revenue from energy operations consists primarily of energy transmission, distribution and storage income. Energy revenue is recognized when services are provided and are rendered based upon usage or volume throughput during the period.

viii.	Private Equity Operations

Revenue from our private equity operations primarily consists of revenues from the sale of goods and rendering of services. Sales are recognized when the product is shipped, title passes and collectability is reasonably assured. Services revenues are recognized when the services are provided.

ix.	Residential Developments Operations

Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, which is generally when possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes and residential condominium projects is recognized upon completion, when title passes to the purchaser upon closing and at which time all proceeds are received or collectibility is reasonably assured.

x.	Service Activities

Revenues from construction contracts are recognized using the percentage-of-completion method once the outcome of the construction contract can be estimated reliably, in proportion to the stage of completion of the contract, and to the extent to which collectibility is reasonably assured. The stage of completion is measured by reference to actual costs incurred as a percentage of estimated total costs of each contract. When the outcome cannot be reliably determined, contract costs are expensed as incurred and revenue is only recorded to the extent that the costs are determined to be recoverable. Where it is probable that a loss will arise from a construction contract, the excess of total expected costs over total expected revenue is recognized as an expense immediately. Other service revenues are recognized when the services are provided.

xi.	Other Financial Assets

Dividend and interest income from other financial assets are recorded within revenues when declared or on an accrual basis using the effective interest method.

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Revenue from loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis using the effective interest method.

xii.	Other Gains

Other gains represent the excess of proceeds over carrying values on the disposition of assets in the normal course of operations.

o)	Derivative Financial Instruments and Hedge Accounting

The company and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value within the company’s consolidated financial statements. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair values. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments is recorded in accounts receivable and other or accounts payable and other, respectively.

i.	Items Classified as Hedges

Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary or an associate, are included in equity and are included in net income in the period in which the subsidiary or associate is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at their estimated fair value with changes in fair value recorded in net income or as a component of equity, as applicable.

Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments.

Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.

ii.	Items Not Classified as Hedges

Derivative financial instruments that are not designated as hedges are carried at their estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period in which the change occurs. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in total revenues and other gains, direct costs or corporate costs, as applicable. Realized and unrealized gains and losses on derivatives which are considered economic hedges, and where hedge accounting is not able to be elected, are recorded in fair value changes in the Consolidated Statements of Operations.

p)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized in equity. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences and, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured using the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

q)	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale which are recognized and measured at fair value less costs to sell. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

94     BROOKFIELD ASSET MANAGEMENT

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.

When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income, other than amounts transferred directly to retained earnings. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Acquisition costs are recorded as an expense in net income as incurred.

r)	Other Items

i.	Capitalized Costs

Capitalized costs related to assets under development and redevelopment include all eligible expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs that are directly attributable to these assets.

Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

ii. Capital Securities

Capital securities are preferred shares that may be settled by a variable number of the company’s common shares upon their conversion by the holders or the company. These instruments, as well as the related accrued distributions, are classified as liabilities on the Consolidated Balance Sheets. Dividends and yield distributions on these instruments are recorded as interest expense.

iii.	Share-based Payments

The company and its subsidiaries issue share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions, comprised of share options, restricted shares and escrowed shares, is determined as the fair value of the award on the grant date using a fair value model. The cost of equity-settled share-based transactions is recognized as each tranche vests and is recorded in contributed surplus as a component of equity. The cost of cash-settled share-based transactions, comprised of Deferred Share Units and Restricted Share Units, is measured as the fair value at the grant date, and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability. The liability is measured at each reporting date at fair value with changes in fair value recognized in net income.

s)	Critical Judgments and Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the carried amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses recorded during the period. Actual results could differ from those estimates.

In making estimates and judgments management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that the company believes will materially affect the methodology or assumptions utilized in making these estimates in these consolidated financial statements.

i.	Critical Estimates

The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial statements include the following:

a.	Investment Properties

The critical assumptions and estimates used when determining the fair value of commercial properties are: the timing of rental income from future leases reflecting current market conditions, less assumptions of future cash flows in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.

Further information on investment property estimates is provided in Note 10.

b.	Revaluation Method for Property, Plant and Equipment

When determining the carrying value of property, plant and equipment using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues, future sales prices and margins; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of property, plant and equipment under development includes estimates in respect of the timing and cost to complete the development.

2013 ANNUAL REPORT     95

Further information on estimates used in the revaluation method for property, plant and equipment is provided in Note 11.

c.	Sustainable Resources

The fair value of standing timber and agricultural assets is based on the following critical estimates and assumptions: the timing of forecasted revenues and prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates; and terminal valuation dates.

Further information on estimates used for sustainable resources is provided in Note 12.

d.	Financial Instruments

Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.

Further information on estimates used in determining the carrying value of financial instruments is provided in Notes 6, 26 and 27.

e.	Inventory

The company estimates the net realizable value of its inventory using estimates and assumptions about future selling prices and future development costs.

f.	Other

Other estimates and assumptions utilized in the preparation of the company’s financial statements are: the assessment or determination of net recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; and fair value of assets held as collateral.

ii.	Critical Judgments

Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:

a.	Control or Level of Influence

When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that the company exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated by the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.

b.	Investment Properties

When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

c.	Property, Plant and Equipment

The company’s accounting policy for its property, plant and equipment requires critical judgments over the assessment of carrying value, whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the assets’ carrying value.

For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes and discount and capitalization rates. Judgment is applied when determining future electricity prices considering market data for years that a liquid market is available and estimates of electricity prices from renewable sources that would allow new entrants into the market in subsequent years.

d.	Common Control Transactions

The purchase and sale of businesses or subsidiaries between entities under common control fall outside the scope of IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

96     BROOKFIELD ASSET MANAGEMENT

e.	Indicators of Impairment

Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; and the determination of discount and capitalization rates, and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

f.	Income Taxes

The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary difference that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

g.	Classification of Non-controlling Interests in Limited-Life Funds

Non-controlling interests in limited-life funds are classified as liabilities (interests of others in consolidated funds) or equity (non-controlling interests) depending on whether an obligation exits to distribute residual net assets to non-controlling interests on liquidation in the form of cash or another financial asset or assets delivered in kind. Judgment is required to determine whether the governing documents of each entity convey a right to cash or another financial asset, or if assets can be distributed on liquidation.

h.	Other

Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; the manner in which the carrying amount of each investment property will be recovered; and the determination of functional currency.

t)	Future Changes in Accounting Standards

IFRIC 21, Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Management is currently evaluating the impact of IFRIC 21 on the consolidated financial statements.

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is tentatively effective for annual periods beginning on or after January 1, 2018. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

IAS 32, Financial Instruments: Presentation (“IAS 32”) was amended to clarify certain aspects as a result of the application of offsetting requirements, namely focusing on the following four main areas: the interpretation of “currently has a legally enforceable right of set-off,” the application of simultaneous realization and settlement, the offsetting of collateral amounts, and the unit of account for applying the offsetting requirements. IAS 32 is effective for annual periods beginning on or after January 1, 2014. Management is currently evaluating the impact of IAS 32 on the consolidated financial statements.

3.	SEGMENTED INFORMATION

a)	Operating Segments

Our operations are organized into eight operating segments which are reported regularly to our Chief Executive Officer (our Chief Operating Decision Maker). We measure performance primarily using the funds from operations generated by each operating segment and the amount of capital attributable to each segment.

Our operating segments are described below:

i.

Asset management operations consist of managing our listed entities, private funds and public securities on behalf of ourselves and our clients. We generate contractual base management fees for these activities and we also are entitled to earn performance fees, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

2013 ANNUAL REPORT     97

ii.

Property operations include the ownership and operation of predominantly office, retail, industrial, multifamily and other property investments located primarily in major North American, Australian, Brazilian and European cities.

iii.

Renewable energy operations include the ownership and operation of primarily hydroelectric power generating facilities on river systems in North America and Brazil and wind power generating facilities in North America.

iv.	Infrastructure operations include the ownership and operation of utilities, transport, energy and timberland and agricultural operations located in Australia, North America, Europe and South America.

v.

Private equity operations include the investments and activities overseen by our private equity group. These include direct investments and investments in our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding and land development in North America, and condominium development in Brazil.

vii.

Service activities include the provision of construction management and contracting, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of the company’s cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings, capital securities and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our business segments and specifically allocated to each business segment based on an internal pricing framework.

During the current year, we changed the internal organization and supervision of our operating businesses to align our structure more closely with the nature of the operations of our investments, which gave rise to changes in how we report information for management reporting and decision making purposes. We have restated the comparative information in these consolidated financial statements to conform with the new presentation.

b)	Basis of Measurement

i.	Funds from Operations

Funds from Operations (“FFO”) is the key measure of our financial performance. We define FFO as net income prior to fair value changes, depreciation and amortization, and deferred income taxes. FFO also includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes, as opposed to net income because they result from a change in ownership of a consolidated entity (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. When determining FFO, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations.

We use FFO to assess operating results and our business. We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each segment and reconcile total segmented FFO to net income in Note 3(c)(v) of the consolidated financial statements.

Our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. Generally Accepted Accounting Principles, as opposed to IFRS. The key differences between our definition of FFO and the determination of funds from operations by REALPAC and/ or NAREIT, are that we include the following: realized disposition gains or losses that occur as normal part of our business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

ii.	Segment Balance Sheet Information

The company uses common equity by operating segment as its measure of segment assets, because it is utilized by the company’s Chief Operating Decision Maker for capital allocation decisions.

iii.	Segment Allocation and Measurement

Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The two principal adjustments are to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment; and interest charged on loans between consolidated entities, which are presented as revenues and interest expense within the relevant segments. These amounts are based on the in-place terms of the asset management contracts and loan agreements amongst the consolidated entities. Inter-segment revenues are made under terms that approximate market value.

The company allocates the costs of shared functions, which would otherwise be included within its corporate activities segment such as information technology and internal audit, pursuant to formal policies.

98     BROOKFIELD ASSET MANAGEMENT

c)	Reportable Segment Measures

YEAR ENDED DECEMBER 31, 2013 (MILLIONS)
	Asset		Renewable		Private	Residential	Service	Corporate	Total
	Management	Property	Energy	Infrastructure	Equity	Development	Activities	Activities	Segments	Notes
External revenues	$764	$4,569	$1,620	$2,388	$4,804	$2,521	$3,817	$347	$20,830

Inter-segment revenues	419	—	—	—	—	—	—	—	419	i

Segmented revenues	1,183	4,569	1,620	2,388	4,804	2,521	3,817	347	21,249

Equity accounted income	—	429	21	333	7	15	27	12	844	ii

Interest expense	—	(1,123)	(409)	(407)	(132)	(167)	—	(315)	(2,553)	iii

Current income taxes	—	(59)	(19)	(26)	(9)	(23)	—	(23)	(159)	iv

Funds from operations	865	554	447	472	612	46	157	223	3,376	v

Common equity	216	13,339	4,428	2,171	1,105	1,435	1,286	(6,199)	17,781

Equity accounted investments	—	9,732	290	2,615	21	273	211	135	13,277

Additions to non-current assets[1]	—	8,711	1,614	2,061	591	93	110	8	13,188

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

YEAR ENDED DECEMBER 31, 2012 (MILLIONS)
	Asset		Renewable		Private	Residential	Service	Corporate	Total
	Management	Property	Energy	Infrastructure	Equity	Development	Activities	Activities	Segments	Notes
External revenues	$162	$3,947	$1,179	$2,178	$4,424	$2,476	$4,140	$260	$18,766

Inter-segment revenues	288	35	—	—	—	—	—	—	323	i

Segmented revenues	450	3,982	1,179	2,178	4,424	2,476	4,140	260	19,089

Equity accounted income	4	386	13	216	8	7	—	25	659	ii

Interest expense	—	(1,076)	(412)	(402)	(133)	(143)	—	(369)	(2,535)	iii

Current income taxes	—	(9)	(12)	(16)	(12)	(67)	—	(19)	(135)	iv

Funds from operations	194	537	313	224	227	34	229	(402)	1,356	v

Common equity	245	12,958	4,976	2,571	957	1,617	1,325	(6,499)	18,150

Equity accounted investments	—	8,143	344	2,535	26	210	67	293	11,618

Additions to non-current assets[1]	—	7,654	1,534	6,119	372	16	449	165	16,309

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

i.	Inter-Segment Revenues

The adjustment to external revenues, when determining segmented revenues, consists of management fees earned from consolidated entities totalling $419 million (2012 – $288 million) and interest income on loans between consolidated entities totalling $nil (2012 – $35 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

ii.	Equity Accounted Income

The company defines equity accounted profit or loss to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles equity accounted income on a segmented basis to the company’s Consolidated Statements of Operations.

YEARS ENDED DECEMBER 31 (MILLIONS)
	2013	2012
Segmented equity accounted income	$844	$659
Fair value changes and other non-FFO items	(85)	578

Equity accounted income	$759	$1,237

2013 ANNUAL REPORT      99

iii.	Interest Expense

The adjustment to interest expense consists of interest on loans between consolidated entities totalling $nil (2012 – $35 million) that is eliminated on consolidation, along with the associated revenue. The following table reconciles segment interest expense to consolidated interest expense:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Segment interest expense	$(2,553)	$(2,535)

Inter-company interest expense	—	35

Interest expense	$(2,553)	$(2,500)

iv.	Current Income Taxes

Current income taxes are included in segmented FFO, but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles segment current tax expense to consolidated income taxes:

YEARS ENDED DECEMBER 31 (MILLIONS)		2013	2012
Segment current tax expense		$(159)	$(135)

Deferred income tax		(686)	(384)

Income tax expense		$(845)	$(519)

v. Reconciliation of FFO to Net Income

The following table reconciles total reportable segment FFO to net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	Notes	2013	2012
Total operating segment FFO		$3,376	$1,356

Realized disposition gains not recorded in net income	vi	(434)	(183)

Non-controlling interests in FFO		2,465	1,498

Financial statement components not included in FFO

Equity accounted fair value changes and other non-FFO items	ii	(85)	578

Fair value changes		663	1,153

Depreciation and amortization		(1,455)	(1,263)

Deferred income taxes		(686)	(384)

Net income		$3,844	$2,755

vi.	Realized Disposition Gains

Realized disposition gains include gains and losses recorded in net income arising from transactions during the current year adjusted to include fair value changes and revaluation surplus recorded in prior periods. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

The adjustment to realized disposition gains consists of amounts that are included in the following components of the company’s consolidated financial statements:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Ownership changes in common equity	$160	$29
Prior period fair value changes and revaluation surplus	274	154

	$434	$183

100      BROOKFIELD ASSET MANAGEMENT

d)	Geographic Allocation

The company’s revenue by location of operations and consolidated assets by location of assets are as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2013		2012
	Revenue	Assets	Revenue	Assets
United States	$7,818	$49,020	$6,222	$44,381

Canada	3,513	21,669	3,343	21,543

Australia	4,855	14,258	4,528	16,781

Brazil	1,684	13,074	1,614	12,941

Europe	1,293	9,099	1,432	6,750

Other	1,667	5,625	1,627	6,466

	$20,830	$112,745	$18,766	$108,862

Intangible assets and goodwill by geographic segments are included in Note 13 and 14, respectively.

e) Total Revenues and Other Gains Allocation

Total external revenues and other gains by product or service are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)			2013	2012
Asset management			$764	$162

Property

Office properties			2,579	2,577

Retail properties			207	215

Multifamily, industrial and other			1,783	1,155

Renewable energy

United States			761	420

Canada			563	427

Brazil			296	332

Infrastructure

Utilities			962	868

Transport			690	520

Energy			221	152

Sustainable resources and other			515	638

Private equity			4,804	4,424

Residential development			2,521	2,476

Service activities			3,817	4,140

Corporate activities			347	260

Total revenues and other gains			$20,830	$18,766

2013 ANNUAL REPORT     101

4.	SUBSIDIARIES

The following table presents the details of the company’s subsidiaries with significant non-controlling interests:

		Voting Rights Held by		Ownership Interest Held by
	Jurisdiction	Non-Controlling Interests[1]		Non-Controlling Interests
	of Formation	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013		Dec. 31, 2012
Brookfield Property Partners L.P. (“BPY”)[2]	Bermuda	—	—	10.6%	[3]	—

Brookfield Office Properties Inc. (“BPO”) [2]	Canada	49.3%	49.3%	49.3%		49.3%

Brookfield Renewable Energy Partners L.P. (“BREP”)	Bermuda	—	—	35.0%	[4]	32.0%

Brookfield Infrastructure Partners L.P. (“BIP”)	Bermuda	—	—	71.5%		71.5%

Brookfield Residential Properties Inc. (“BRPI”)	Canada	31.5%	31.1%	31.5%		31.1%

Brookfield Incorporaçőes S.A. (“BISA”)	Brazil	46.7%	48.0%	55.0%	[6]	56.3%

1.

Control of the limited partnerships (BPY, BREP and BIP) resides with their respective general partners, which are wholly owned subsidiaries of the company. The companies general partner interest, is entitled to earn base management fees and incentive distribution rights

2.

BPY was formed during 2013 through a special dividend of approximately 36 million limited partnership (“LP”) units, equivalent to a 7.6% economic interest in BPY, to the shareholders of the company’s Class A shares and Class B shares. On formation of BPY, the company’s ownership interest in BPO was transferred to BPY

3.	During the fourth quarter of 2013, BPY completed an equity issuance which resulted in a decrease in the company’s economic ownership of BPY from 92.5% to 89.4%
4.	During the first quarter of 2013, the company sold 8.1 million BREP units, decreasing its economic ownership interest by 3% to 65%
5.	The company exercises control over BISA through its 45.0% ownership and influence over 8.3% of the shares held by previous members of management through voting agreements

The table below presents the exchanges in which the company’s subsidiaries with significant non-controlling interests are publicly listed:

	TSX	NYSE	BVMF

BPY	BPY.UN	BPY	—

BPO	BPO	BPO	—

BREP	BEP.UN	BEP	—

BIP	BIP.UN	BIP	—

BRPI	BRP	BRP	—

BISA	—	—	BISA3

All publicly listed entities subject to independent governance. Accordingly, the company has no direct access to the assets of these subsidiaries.

Summarized financial information with respect to the company’s subsidiaries with non-controlling interest are set out below. The summarized financial information represents amounts before intra-group eliminations:

AS AT DECEMBER 31, 2013 (MILLIONS)
	BPY	BREP	BIP	BRPI	BISA
Current assets	$3,011	$604	$1,268	$1,410	$2,261

Non-current assets	49,435	16,373	14,414	1,878	2,337

Current liabilities	(6,973)	(898)	(598)	(333)	(1,550)

Non-current liabilities	(20,483)	(8,543)	(8,479)	(1,480)	(2,122)

Non-controlling interests	(12,810)	(4,002)	(5,127)	(515)	(505)

Common equity	$12,180	$3,534	$1,478	$960	$421

102      BROOKFIELD ASSET MANAGEMENT

FOR THE YEAR ENDED DECEMBER 31, 2013 (MILLIONS)	BPY	BREP	BIP	BRPI	BISA
Revenue	$4,287	$1,717	$1,826	$1,356	$1,099

Net income (loss) attributable to:

Non-controlling interests	$928	$126	$82	$51	$(106)

Shareholders	835	89	(17)	98	(88)

	$1,763	$215	$65	$149	$(194)

Other comprehensive income (loss) attributable to:

Non-controlling interests	$(222)	$(162)	$155	$(16)	$(96)

Shareholders	(241)	(386)	46	(35)	(80)

	$(463)	$(548)	$201	$(51)	$(176)

Distributions paid to Non-controlling interests	$(262)	$(166)	$(260)	$—	$—

Cashflows from (used in):

Operating activities	421	746	694	(52)	(18)

Investing activities	(1,622)	(408)	(162)	(66)	103

Financing activities	1,669	(263)	(232)	391	58

AS AT DECEMBER 31, 2012 (MILLIONS)	BPO	BREP	BIP	BRPI	BISA
Current assets	$990	$522	$746	$1,089	$2,139

Non-current assets	26,489	16,403	18,972	1,725	3,241

Current liabilities	(2,860)	(961)	(1,291)	(373)	(1,471)

Non-current liabilities	(11,655)	(8,156)	(10,619)	(1,137)	(2,612)

Non-controlling interests	(7,850)	(3,538)	(6,376)	(410)	(727)

Common equity	$5,114	$4,270	$1,432	$894	$570

FOR THE YEAR ENDED DECEMBER 31, 2012 (MILLIONS)	BPO	BREP	BIP	BRPI	BISA
Revenue	$2,282	$1,325	$1,524	$1,340	$1,006

Net income (loss) attributable to:

Non-controlling interests	$815	$(47)	$261	$26	$(85)

Shareholders	653	(48)	30	67	(66)

	$1,468	$(95)	$291	$93	$(151)

Other comprehensive income (loss) attributable to:

Non-controlling interests	$41	$151	$437	$—	$(61)

Shareholders	26	276	148	2	(48)

	$67	$427	$585	$2	$(109)

Distributions paid to non-controlling interests	$(229)	$(130)	$(207)	$—	$(26)

Cashflows from (used in):

Operating activities	346	398	635	43	(362)

Investing activities	(715)	(813)	(1,764)	16	(1)

Financing activities	297	335	1,238	(9)	525

2013 ANNUAL REPORT     103

The following table outlines the composition of accumulated non-controlling interests presented within the company’s consolidated financial statements:

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
BPY	$12,810	$—

BPO	—	7,850

BREP	4,002	3,538

BIP	5,127	6,376

BRPI	515	410

BISA	505	727

Individually immaterial subsidiaries with non-controlling interests	3,688	4,386

	$26,647	$23,287

5.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

a)	Completed During 2013

The following table summarizes the balance sheet impact as a result of business combinations that occurred in 2013:

		Renewable
(MILLIONS)	Property	Energy	Other	Total
Cash and cash equivalents	$280	$8	$4	$292

Accounts receivable and other	176	118	5	299

Investments	346	4	—	350

Investment properties	5,530	—	—	5,530

Property, plant and equipment	29	1,387	199	1,615

Intangible assets	20	—	—	20

Total Assets	6,381	1,517	208	8,106

Less:

Accounts payable and other	(391)	(79)	(4)	(474)

Non-recourse borrowings	(2,940)	(1,075)	(40)	(4,055)

Deferred income tax liabilities	—	(65)	—	(65)

Non-controlling interests[1]	(163)	(68)	—	(231)

	(3,494)	(1,287)	(44)	(4,825)

Net assets acquired	$2,887	$230	$164	$3,281

Consideration[2]	$2,861	$230	$161	$3,252

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests

Brookfield recorded $163 million of revenue and $82 million in net income from the acquired operations as a result of the acquisitions made during the year. Total revenue and net income that would have been recorded if the acquisitions had occurred at the beginning of the year would have been $568 million and $112 million, respectively. Certain of the current year business combinations were completed in close proximity to the year end date of December 31, 2013 and accordingly, the fair values of the acquired assets and liabilities for these operations have been determined on a provisional basis, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

Significant business contributions completed during 2013 are as follows, all of which were in the company’s property operations: In June 2013, a subsidiary of Brookfield acquired a 95% equity interest in EZW Gazeley Limited (“Gazeley”), a UK-based industrial real estate company, for $370 million. Brookfield recorded $17 million of revenue and $16 million in net income from the acquired operation during the year. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $55 million and $9 million, respectively.

In October 2013, a subsidiary of Brookfield acquired a 100% interest in Industrial Developments International Inc. (“IDI”), a U.S.-based industrial real estate company which owns and operates a high-quality industrial portfolio, for total consideration of

104      BROOKFIELD ASSET MANAGEMENT

$595 million. Brookfield recorded $3 million of revenue and $3 million in net loss from the acquired operation during the year. Total revenue and net loss that would have been recorded if the acquisition had occurred at the beginning of the year would have been $13 million and $11 million, respectively.

In October 2013, a subsidiary of Brookfield completed the acquisition of MPG Office Trust, Inc. (“MPG”), an owner and operator of office properties in Los Angeles for total consideration of $443 million. Brookfield recorded $36 million of revenue and $7 million in net income from the acquired operation during the year. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $172 million and $13 million, respectively.

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred in 2013:

(MILLIONS)	Gazeley	IDI	MPG
Cash and cash equivalents	$40	$28	$156

Accounts receivable and other	41	36	46

Investments	—	346	—

Investment properties	484	525	1,817

Property, plant and equipment	—	1	—

Intangible assets	20	—	—

Total Assets	585	936	2,019

Less:

Accounts payable and other	(45)	(46)	(45)

Non-recourse borrowings	(119)	(261)	(1,531)

Non-controlling interests[1]	(21)	(34)	—

	(185)	(341)	(1,576)

Net assets acquired	$400	$595	$443

Consideration[2]	$370	$595	$443

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests

b)	Completed During 2012

The following table summarizes the balance sheet impact as a result of the business combinations that occurred in 2012:

		Renewable
(MILLIONS)	Property	Energy	Infrastructure	Total
Cash and cash equivalents	$142	$50	$120	$312

Accounts receivable and other	418	13	77	508

Inventory	393	—	—	393

Investments	11	—	—	11

Investment properties	2,793	—	—	2,793

Property, plant and equipment	2,446	1,374	2,728	6,548

Intangible assets	376	—	1,540	1,916

Goodwill	15	—	45	60

Total Assets	6,594	1,437	4,510	12,541

Less:

Accounts payable and other	(534)	(96)	(529)	(1,159)

Non-recourse borrowings	(3,576)	(449)	(1,693)	(5,718)

Deferred income tax liabilities	—	—	(488)	(488)

Non-controlling interests[1]	(281)	(695)	(854)	(1,830)

	(4,391)	(1,240)	(3,564)	(9,195)

Net assets acquired	$2,203	$197	$946	$3,346

Consideration[2]	$2,203	$197	$946	$3,346

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests

2013 ANNUAL REPORT     105

As a result of the acquisitions made during 2012, Brookfield recorded $1,144 million of revenue and $38 million in net losses from the acquired operations in 2012. Total revenue and net losses, including fair value changes, that would have been recorded if the acquisitions had occurred at the beginning of the year would have been $2,095 million and $130 million, respectively.

i.	Property

In December 2011, a subsidiary of Brookfield commenced acquiring debentures secured by a 39% ownership interest in Thakral Holdings Group (“Thakral”) shares. Brookfield converted its debentures into shares of Thakral and acquired all of the remaining shares outstanding for total consideration of $507 million in October 2012 and commenced consolidation of Thakral. Thakral’s assets include prime office assets, a multifamily property portfolio and various industrial properties within Australia. Brookfield recorded $68 million of revenue and $3 million in net income from the acquired operation during the year. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $283 million and $8 million, respectively.

In April 2012, a subsidiary of Brookfield acquired a 100% interest in Paradise Island Holdings Limited (“Atlantis”), a hotel and casino resort located in the Bahamas, through a financial restructuring whereby Brookfield converted its $175 million of previously held debt instruments for equity. The transaction was measured at fair value on the date of acquisition. Brookfield completed the acquisition and commenced consolidating Atlantis in the second quarter of 2012. Brookfield recorded $544 million of revenue and $31 million in net losses from the acquired operation during the year. Total revenue and net losses that would have been recorded if the acquisition had occurred at the beginning of the year would have been $867 million and $80 million, respectively.

In July 2012, a subsidiary of Brookfield entered into a merger agreement resulting in the acquisition of Verde Realty (“Verde”), a privately-owned industrial real estate investment trust with assets located in the United States and Mexico. A subsidiary of Brookfield acquired 81% of the outstanding equity for total consideration of $275 million, and commenced consolidation of Verde in the fourth quarter of 2012. Brookfield recorded $2 million of revenue and $1 million in net losses from the acquired operation during the year. Total revenue and net losses that would have been recorded if the acquisition had occurred at the beginning of the year would have been $80 million and $161 million, respectively.

ii.	Infrastructure

In November 2012, a subsidiary of Brookfield acquired a 100% equity interest in Inexus Group Limited (“Inexus”), a UK-based regulated distribution operation, for total consideration of $468 million and commenced consolidation of Inexus in the fourth quarter of 2012. Brookfield recorded $20 million of revenue and $1 million in net losses from the acquired operation during the year. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $121 million and $41 million, respectively.

In December 2011, Brookfield acquired a 55% interest in Sociedad Concesionario Vespucio Norte Express S.A. (“VNE”), a Chilean toll road, but as a result of an agreement limiting the company’s control, did not consolidate the investment. In October 2012, Brookfield acquired the remaining 45% equity interest of VNE it did not already own for $170 million, increasing its total consideration to $333 million, and commenced consolidation. Brookfield recorded $27 million of revenue and $12 million in net income from the acquired operation during the year. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $13 million and $4 million, respectively.

In 2012, the company also acquired a Canadian sustainable energy service provider, a North American gas storage business, a Colombian regulated distribution operation, a U.S. residential development business, a property development in London, England and various wind and hydroelectric generating assets, of which the largest investment was $204 million.

106     BROOKFIELD ASSET MANAGEMENT

The following table shows the balance sheet impact as a result of the significant business combinations that occurred during 2012:

	Property			Infrastructure
(MILLIONS)	Thakral	Atlantis	Verde	Inexus	VNE
Cash and cash equivalents	$5	$85	$37	$5	$69

Accounts receivable and other	33	282	36	14	53

Inventory	65	—	—	—	—

Investments	—	—	10	—	—

Investment properties	240	—	911	—	—

Property, plant and equipment	688	1,758	—	1,410	—

Intangible assets	—	359	17	97	1,443

Goodwill	—	—	—	27	—

Total assets	1,031	2,484	1,011	1,553	1,565

Less:

Accounts payable and other	(52)	(170)	(48)	(393)	(32)

Non-recourse borrowings	(472)	(2,139)	(571)	(545)	(772)

Deferred income tax liability	—	—	—	(147)	(108)

Non-controlling interests[1]	—	—	(117)	—	(320)

	(524)	(2,309)	(736)	(1,085)	(1,232)

Net assets acquired	$507	$175	$275	$468	$333

Consideration[2]	$507	$175	$275	$468	$333

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests

c)	Business Combinations Achieved in Stages

The following table provides details of the business combinations achieved in stages:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Carrying value of investment immediately before acquisition	$(256)	$(234)

Fair value of investment immediately before acquiring control	248	222

Amounts recognized in other comprehensive income[1]	6	27

Remeasurement (loss) gain recorded in net income	$(2)	$15

Remeasurement gain recorded in retained earnings	$—	$5

1.	Included in the carrying value of the investment immediately before acquisition

2013 ANNUAL REPORT     107

6.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables list the company’s financial instruments by their respective classification as at December 31, 2013 and 2012:

				Loans and
AS AT DECEMBER 31, 2013 (MILLIONS) FINANCIAL INSTRUMENT CLASSIFICATION MEASUREMENT BASIS				Receivables/
		Available-	Held-	Other Financial
	FVTPL[1]	for-Sale	to-Maturity	Liabilities
	(Fair Value)	(Fair Value)	(Amortized Cost)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$—	$3,663	$3,663
Other financial assets
Government bonds	75	104	—	—	179
Corporate bonds	36	283	—	—	319
Fixed income securities	68	144	—	—	212
Common shares and warrants	2,493	265	—	—	2,758
Loans and notes receivable	31	—	—	1,448	1,479

	2,703	796	—	1,448	4,947
Accounts receivable and other[2]	1,163	—	—	4,013	5,176

	$3,866	$796	$—	$9,124	$13,786

Financial liabilities
Corporate borrowings	$—	$—	$—	$3,975	$3,975
Property-specific mortgages	—	—	—	35,495	35,495
Subsidiary borrowings	—	—	—	7,392	7,392
Accounts payable and other[2]	1,305	—	—	9,011	10,316
Capital securities	—	—	—	791	791
Interests of others in consolidated funds	1,086	—	—	—	1,086

	$2,391	$—	$—	$56,664	$59,055

1.	Financial instruments classified as fair value through profit or loss
2.

Includes derivative instruments which are elected for hedge accounting totalling $752 million included in accounts receivable and other and $792 million of derivative instruments included in accounts payable and other, of which changes in fair value are recorded in other comprehensive income

108     BROOKFIELD ASSET MANAGEMENT

				Loans and
AS AT DECEMBER 31, 2012 (MILLIONS) FINANCIAL INSTRUMENT CLASSIFICATION				Receivables/
		Available-	Held-	Other Financial
	FVTPL[1]	for-Sale	to-Maturity	Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value)	(Amortized Cost)	(Amortized Cost)	Total
Financial assets

Cash and cash equivalents	$—	$—	$—	$2,850	$2,850

Other financial assets

Government bonds	92	86	—	—	178

Corporate bonds	58	180	—	—	238

Fixed income securities	51	94	—	—	145

Common shares and warrants	1,794	240	—	—	2,034

Loans and notes receivable	35	—	261	220	516

	2,030	600	261	220	3,111

Accounts receivable and other[2]	768	—	—	4,457	5,225

	$2,798	$600	$261	$7,527	$11,186

Financial liabilities

Corporate borrowings	$—	$—	$—	$3,526	$3,526

Property-specific mortgages	—	—	—	33,720	33,720

Subsidiary borrowings	—	—	—	7,585	7,585

Accounts payable and other[2]	1,287	—	—	10,365	11,652

Capital securities	—	—	—	1,191	1,191

Interests of others in consolidated funds	425	—	—	—	425

	$1,712	$—	$—	$56,387	$58,099

1.	Financial instruments classified as fair value through profit or loss
2.

Includes derivative instruments which are elected for hedge accounting totalling $499 million included in accounts receivable and other and $850 million of derivative instruments included in accounts payable and other, of which changes in fair value are recorded in other comprehensive income

Gains or losses arising from changes in the fair value of fair value through profit or loss financial assets are presented in the Consolidated Statements of Operations in the period in which they arise. Dividends on fair value through profit or loss and available-for-sale financial assets are recognized when the company’s right to receive payment is established. Interest on available-for-sale financial assets is calculated using the effective interest method.

During the year ended December 31, 2013, $35 million of net deferred gains (2012 – $52 million) previously recognized in accumulated other comprehensive income were reclassified to net income as a result of the disposition of available-for-sale securities.

Available-for-sale securities are recorded on the balance sheet at fair value, and are assessed for impairment at each reporting date. As at December 31, 2013, the net unrealized gain relating to the fair value of available-for-sale securities amounted to $19 million (2012 – net unrealized gain of $49 million).

Financial assets and liabilities are offset with the net amount reported in the Consolidated Balance Sheet where the company currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2013 ANNUAL REPORT     109

The following table provides the carrying values and fair values of financial instruments as at December 31, 2013 and December 31, 2012:

	Dec. 31, 2013		Dec. 31, 2012
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets

Cash and cash equivalents	$3,663	$3,663	$2,850	$2,850

Other financial assets

Government bonds	179	179	178	178

Corporate bonds	319	319	238	238

Fixed income securities	212	212	145	145

Common shares and warrants	2,758	2,758	2,034	2,034

Loans and notes receivable	1,479	1,479	516	516

	4,947	4,947	3,111	3,111

Accounts receivable and other	5,176	5,176	5,225	5,225

	$13,786	$13,786	$11,186	$11,186

Financial liabilities

Corporate borrowings	$3,975	$4,323	$3,526	$3,793

Property-specific mortgages	35,495	36,389	33,720	35,053

Subsidiary borrowings	7,392	7,225	7,585	7,781

Accounts payable and other	10,316	10,316	11,652	11,652

Capital securities	791	812	1,191	1,232

Interests of others in consolidated funds	1,086	1,086	425	425

	$59,055	$60,151	$58,099	$59,936

The current and non-current balances of other financial assets are as follows:

(MILLIONS)			Dec. 31, 2013	Dec. 31, 2012
Current			$942	$380

Non-current			4,005	2,731

Total			$4,947	$3,111

Hedging Activities

The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the company determines whether hedge accounting can be applied. When hedge accounting may be applied, a hedge relationship may be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

i.	Cash Flow Hedges

The company uses the following cash flow hedges: energy derivative contracts to hedge the sale of power; interest rate swaps to hedge the variability in cash flows or future cash flows related to a variable rate asset or liability; and equity derivatives to hedge the long-term compensation arrangements. For the year ended December 31, 2013, pre-tax net unrealized gains of $29 million (2012 – loss of $36 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2013, there was a net unrealized derivative asset balance of $30 million relating to derivative contracts designated as cash flow hedges (2012 – liability of $272 million). The unrealized losses on cash flow hedges are expected to be realized in net income by 2024.

ii.	Net Investment Hedges

The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2013, unrealized pre-tax net gains of $1 million (2012 – losses of $207 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2013, there was a net unrealized derivative liability balance of $70 million relating to derivative contracts designated as net investment hedges (2012 – $79 million).

110     BROOKFIELD ASSET MANAGEMENT

Fair Value Hierarchy Levels

Assets and liabilities measured at fair value on a recurring basis include $2,729 million (2012 – $2,334 million) of financial assets and $1,089 million (2012 – $680 million) of financial liabilities which are measured at fair value using unobservable valuation inputs or based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	Dec. 31, 2013			Dec. 31, 2012
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets

Other financial assets

Government bonds	$41	$138	$—	$52	$126	$—

Corporate bonds	20	299	—	59	179	—

Fixed income securities	44	55	113	88	—	57

Common shares and warrants	838	1	1,919	423	—	1,611

Loans and notes receivables	—	23	8	—	25	10

Accounts receivable and other	131	343	689	—	112	656

	$1,074	$859	$2,729	$622	$442	$2,334

Financial liabilities

Accounts payable and other	$117	$1,046	$142	$262	$697	$328

Interests of others in consolidated funds	—	139	947	—	73	352

	$117	$1,185	$1,089	$262	$770	$680

There were no transfers between level 1 and level 2 in 2013 or 2012.

Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Level 2 financial assets and financial liabilities include foreign currency forward contracts, interest rate swap agreements, energy derivatives, interests of others in consolidated funds and equity derivatives.

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of level 2 financial instruments:

Type of asset/liability	Valuation technique(s) and key input(s)
Foreign currency forward contracts	Discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts	Discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives	Quoted market prices, or in their absence internal valuation models corroborated with observable market data

Interest of others in consolidated funds	Adjusted public pricing

Fair values determined using valuation models (level 3 financial assets and liabilities) require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the company looks primarily to readily observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable.

2013 ANNUAL REPORT     111

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement level 3 financial instruments:

Type of asset/liability	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Investment in common shares	Net asset valuation	• Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate would increase (decrease) fair value

		• Discount rate	• Increases (decreases) in discount rate will decrease (increase) the fair value

Warrants	Black-Scholes model	• Volatility	• Increases (decreases) in volatility would increase (decrease) fair value

Interest of others in consolidated funds	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

		• Discount rate	• Increases (decreases) in discount rate will decrease (increase) the fair value

		• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate will decrease (increase) the fair value

		• Investment horizon	• Increases (decreases) in the investment horizon will increase (decrease) the fair value

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at December 31, 2013 and December 31, 2012:

	Financial Assets		Financial Liabilities
(MILLIONS)	2013	2012	2013	2012
Balance at beginning of year	$2,334	$1,820	$680	$618

Fair value changes in net income	(24)	20	(35)	(17)

Fair value changes in other comprehensive income[1]	104	111	36	(21)

Additions, net of disposals	315	383	408	100

Balance at end of year	$2,729	$2,334	$1,089	$680

1.	Includes foreign currency translation

7.	ACCOUNTS RECEIVABLE AND OTHER

There were no transfers in or out of level 3 financial assets or liabilities in 2013 or 2012.

(MILLIONS)	Note	Dec. 31, 2013	Dec. 31, 2012
Accounts receivable	(a)	$4,299	$4,379

Prepaid expenses and other assets		1,490	1,727

Restricted cash	(b)	877	846

Total		$6,666	$6,952

The current and non-current balances of accounts receivable and other are as follows:

(MILLIONS)		Dec. 31, 2013	Dec. 31, 2012
Current		$4,840	$4,996

Non-current		1,826	1,956

Total		$6,666	$6,952

a)	Accounts Receivable

Accounts receivable includes $592 million (2012 – $647 million) of unrealized mark-to-market gains on energy sales contracts and $764 million (2012 – $994 million) of completed contracts and work-in-progress related to contracted sales from the company’s residential development operations. Also included in this balance are loans receivable from employees of the company and its consolidated subsidiaries of $4 million (2012 – $5 million).

112     BROOKFIELD ASSET MANAGEMENT

b)	Restricted Cash

Restricted cash primarily relates to the company’s property, renewable energy, service activities and residential development financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.

8.	INVENTORY

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Residential properties under development	$2,785	$2,700

Land held for development	2,541	2,676

Completed residential properties	443	477

Forest products and other	522	728

Total carrying value	$6,291	$6,581

The current and non-current balances of inventory are as follows:

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Current	$2,839	$2,708

Non-current	3,452	3,873

Total	$6,291	$6,581

During the year ended December 31, 2013, the company recognized as an expense $5,388 million (2012 – $5,449 million) of inventory relating to cost of goods sold and $33 million (2012 – $4 million) relating to impairments of inventory. The carrying amount of inventory pledged as security at December 31, 2013 was $930 million (2012 – $1,060 million).

9.	EQUITY ACCOUNTED INVESTMENTS

The following table presents the voting interests and carrying values of the company’s investments in associates and joint ventures, all of which are accounted for using the equity method:

		Voting Interest		Carrying Value
(MILLIONS)	Investment Type	Dec. 31 2013	Dec. 31 2012	Dec. 31 2013	Dec. 31 2012
Property

General Growth Properties[1]	Associate	28%	23%	$6,044	$4,831

245 Park Avenue[2]	Joint Venture	51%	51%	653	657

Grace Building	Joint Venture	50%	50%	695	625

Rouse Properties	Associate	39%	43%	399	381

Other property joint ventures[2,3]	Joint Venture	25 – 75%	25 – 75%	1,586	1,250

Other property investments	Associate	20 – 75%	20 – 75%	366	412

Renewable energy

Other power investments	Associate	14 – 50%	14 – 50%	290	344

Infrastructure

South American transmission operations	Associate	28%	28%	717	669

Brazilian toll road	Associate	49%	49%	1,203	642

Australasian energy distribution	Associate	—	42%	—	384

Other infrastructure investments[4]	Associate	26 – 50%	26 – 50%	694	831

Other joint ventures	Joint Venture	25 – 50%	25 – 50%	343	360

Other investments	Associate	28 – 50%	25 – 50%	287	232

Total				$13,277	$11,618

1.	The company’s carrying value includes $303 million (2012 – $552 million) of goodwill recognized on acquisition
2.

Investments in which the company’s ownership interest is greater than 50% represent investments in equity accounted joint ventures where control is either shared or does not exist resulting in the investment being equity accounted

3.	Other property joint ventures include Darling Park Trust, E&Y Centre Sydney and 450 West 33rd Street
4.	Other infrastructure investments include a European port operation, a Texas electricity transmission project and other social infrastructure assets

2013 ANNUAL REPORT     113

The following table presents the change in the balance of investments in associates and joint ventures:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$11,618	$9,332

Additions, net of disposals	1,099	1,221

Acquisitions through business combinations	350	11

Share of net income	759	1,237

Share of other comprehensive income	239	145

Distributions received	(452)	(369)

Foreign exchange	(336)	41

Balance at end of year	$13,277	$11,618

The following table presents current and non-current assets as well as current and non-current liabilities of the company’s investments in associates and joint ventures:

	Dec. 31, 2013				Dec. 31, 2012
		Non-		Non-		Non-		Non-
	Current	Current	Current	Current	Current	Current	Current	Current
(MILLIONS)	Assets	Assets	Liabilities	Liabilities	Assets	Assets	Liabilities	Liabilities
Property
General Growth Properties	$1,132	$38,335	$754	$16,224	$1,085	$37,235	$1,314	$17,574

245 Park Avenue	20	2,057	14	791	33	2,058	15	789

Grace Building	15	1,742	369	—	12	1,614	16	359

Rouse Properties	99	2,449	66	1,455	45	2,194	55	1,281

Other property investments[1]	603	8,217	855	1,999	430	5,737	233	3,540

Renewable energy

Other renewable energy investments	54	958	27	405	66	1,259	46	592

Infrastructure

South American transmission operation	1,254	4,543	1,189	2,055	233	5,404	1,185	2,054

Brazilian toll road	805	4,758	532	2,578	603	4,612	609	2,248

Australian energy distribution	—	—	—	—	30	2,283	141	1,261

Other infrastructure investments[2]	542	8,087	383	6,229	608	10,203	1,462	7,603

Other	1,579	1,024	459	654	1,424	570	390	534

	$6,103	$72,170	$4,648	$32,390	$4,569	$73,169	$5,466	$37,835

1.	Other property investments include Darling Park Trust, E&Y Centre Sydney and 450 West 33rd Street
2.	Other infrastructure investments include a European port operation, a Texas electricity transmission project and other social infrastructure assets

Certain of the company’s investments in associates are subject to restrictions over the extent to which they can remit funds to the company in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

114     BROOKFIELD ASSET MANAGEMENT

The following table presents revenues, net income, other comprehensive income (“OCI”) and dividends received of the company’s investments in associates and joint ventures:

	2013				2012
YEARS ENDED DECEMBER 31		Net		Dividends		Net		Dividends
(MILLIONS)	Revenue	Income	OCI	Received	Revenue	Income	OCI	Received
Property

General Growth Properties	$3,079	$2,835	$64	$107	$3,102	$4,330	$(74)	$110

245 Park Avenue	145	55	—	29	144	130	—	30

Grace Building	100	154	—	—	100	27	—	—

Rouse Properties	263	146	—	11	258	75	—	10

Other property investments[1]	921	448	—	128	1,182	390	—	118

Renewable energy

Other renewable energy investments	110	20	—	18	106	(12)	—	12

Infrastructure

South American transmission operation	446	113	264	68	440	55	321	45

Brazilian toll road	1,125	(15)	(193)	—	65	11	35	—

Australian energy distribution	308	206	(45)	19	322	45	206	17

Other infrastructure investments[2]	1,459	(1,032)	204	34	1,472	(95)	(39)	7

Other	488	178	(18)	38	546	75	(2)	20

Total	$8,444	$3,108	$276	$452	$7,737	$5,031	$447	$369

1.	Other property investments include Darling Park Trust, E&Y Centre Sydney and 450 West 33rd Street
2.	Other infrastructure investments include a European port operation, a Texas electricity transmission project and other social infrastructure assets

Certain of the company’s investments are publicly listed entities with active pricing in a liquid market. The fair value based on the publicly listed price of these investments in comparison to the company’s carrying value is as follows:

	Dec. 31, 2013		Dec. 31, 2012
		Carrying		Carrying
(MILLIONS)	Public Price	Value	Public Price	Value
General Growth Properties	$5,125	$6,044	$4,207	$4,831

Rouse Properties	430	399	304	381

Other	31	23	38	24

	$5,586	$6,466	$4,549	$5,236

The fair value gains at General Growth Properties Inc. (“GGP”) during 2013 were based on the redevelopment of certain of GGP’s investment properties progressing ahead of projections and increased operating budgets. Management reviewed the carrying value of the embedded goodwill associated with its investment for impairment, which considered the variance between the value of the investment as determined using the publicly-traded share price and the carrying value of the investment and the estimated the recoverable amount of the value in use of the investment in GGP discounting the expected cash flows to be received in the form of dividends plus the disposition value. As a result, the company recorded a $249 million impairment of the goodwill associated with redevelopment options at GGP. This impairment loss is included within equity accounted income within our property segment.

During 2013, the company’s infrastructure operations recorded an impairment charge through equity accounted income of $275 million relating to its investment in a North American natural gas transmission operation based on weak market fundamentals in the U.S. natural gas market. Throughout 2013, the U.S. natural gas market experienced compressed basis spreads (a primary driver of revenue) due to the build out of pipeline infrastructure as well as a decrease in gas prices driven by a fundamental shift in supply dynamics in the U.S. These factors, in conjunction with regulatory approvals occurring in the later part of the year which approved the further build out or reversal of certain pipelines, triggered an impairment of the operations’ property, plant and equipment.

2013 ANNUAL REPORT     115

10.	INVESTMENT PROPERTIES

The following table presents the change in the fair value of investment properties, all of which are considered level 3 within the fair value hierarchy:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Fair value at beginning of year	$33,161	$28,366

Additions	1,835	1,715

Acquisitions through business combinations	5,530	2,793

Disposals	(1,908)	(1,136)

Fair value changes	1,031	1,276

Foreign currency translation	(1,313)	147

Fair value at end of year	$38,336	$33,161

Investment properties include the company’s commercial, retail, multifamily and industrial properties as well as higher-and-better use land within the company’s sustainable resource operations.

Significant unobservable inputs (level 3) are utilized when determining the fair value of investment properties. The significant level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows primarily driven by net operating income	• Increases (decreases) in future cash flows will increase (decrease) the fair value

	• Discount rate	• Increases (decreases) in discount rate will decrease (increase) the fair value

	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate will decrease (increase) the fair value

	• Investment horizon	• Increases (decreases) in the investment horizon will increase (decrease) the fair value

Key valuation metrics of the company’s investment properties are presented in the following table on a weighted-average basis:

					Multifamily,		Weighted
	Office		Retail		Industrial and Other		Average
AS AT DECEMBER 31	2013	2012	2013	2012	2013	2012	2013	2012
Discount rate	7.4%	7.6%	9.2%	8.7%	8.6%	8.8%	7.7%	7.8%

Terminal capitalization rate	6.3%	6.5%	7.6%	7.5%	7.5%	8.1%	6.6%	6.8%

Investment horizon (years)	11	11	10	10	10	10	11	11

11.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Cost	$23,466	$22,858

Accumulated fair value changes	11,599	11,398

Accumulated depreciation	(4,046)	(3,108)

Total	$31,019	$31,148

Accumulated fair value changes include revaluations of property, plant and equipment using the revaluation method, which are recorded in revaluation surplus, as well as unrealized impairment losses recorded in net income.

116     BROOKFIELD ASSET MANAGEMENT

The company’s property, plant and equipment relates to the operating segments as shown in the following table:

		Carried at Fair Value		Carried at Amortized Cost		Total
(MILLIONS)	Note	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Renewable energy	(a)	$16,611	$16,532	$—	$—	$16,611	$16,532

Infrastructure	(b)	8,564	8,736	—	—	8,564	8,736

Property	(c)	3,042	2,968	—	—	3,042	2,968

Private equity and other	(d)	—	—	2,802	2,912	2,802	2,912

		$28,217	$28,236	$2,802	$2,912	$31,019	$31,148

The table above outlines property, plant and equipment measured at fair value, all of which are classified as level 3 in the fair value hierarchy given the inclusion of unobservable inputs outlined below.

a)	Renewable Energy

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Cost	$8,784	$7,617
Accumulated fair value changes	10,058	10,712
Accumulated depreciation	(2,231)	(1,797)

Total	$16,611	$16,532

Renewable energy assets include the company’s hydroelectric generating stations, wind energy, pumped storage and natural gas-fired co-generation facilities.

Renewable energy assets are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2013. Valuations utilize significant unobservable inputs (level 3) when determining the fair value of renewable energy assets. The significant level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows – primarily driven by future electricity price assumptions	• Increases (decreases) in future cash flows will increase (decrease) the fair value

	• Discount rate	• Increases (decreases) in discount rate will decrease (increase) the fair value

	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate will decrease (increase) the fair value

The company’s estimate of future renewable power pricing is based on management’s estimate of the cost of securing new energy from renewable sources to meet future demand by 2020, which will maintain system reliability and provide adequate levels of reserve generations.

The key valuation metrics of the company’s hydro and wind generating facilities at the end of 2013 and 2012 are summarized below.

	United States		Canada		Brazil
	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012

Discount rate

Contracted	5.8%	5.2%	5.1%	4.7%	9.1%	8.6%

Uncontracted	7.6%	7.0%	6.9%	6.5%	10.4%	9.9%

Terminal capitalization rate	7.1%	7.0%	6.4%	6.5%	n/a	n/a

Exit date	2033	2032	2033	2032	2029	2029

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2013 is 16 years (2012 – 17 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.

2013 ANNUAL REPORT     117

The following table presents the changes to the cost of the company’s renewable energy generation assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$7,617	$6,149

Additions, net of disposals	186	136

Acquisitions through business combinations	1,387	1,374
Foreign currency translation	(406)	(42)

Balance at end of year	$8,784	$7,617

As at December 31, 2013, the cost of generating facilities under development includes $9 million of capitalized costs (2012 – $8 million).

The following table presents the changes to the accumulated fair value changes of the company’s power generation assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$10,712	$9,887

Fair value changes	(150)	830

Foreign currency translation	(504)	(5)

Balance at end of year	$10,058	$10,712

The following table presents the changes to the accumulated depreciation of the company’s power generation assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$(1,797)	$(1,309)

Depreciation expense	(551)	(489)

Foreign currency translation	117	1

Balance at end of year	$(2,231)	$(1,797)

b)	Infrastructure

Our infrastructure property, plant and equipment is comprised of the following:

(MILLIONS)	Note	2013	2012
Utilities	(i)	$3,624	$3,310

Transportation	(ii)	3,110	3,157

Energy	(iii)	1,029	857

Sustainable resources	(iv)	801	1,412

		$8,564	$8,736

i. Infrastructure – Utilities
(MILLIONS)		Dec. 31, 2013	Dec. 31, 2012
Cost		$3,367	$3,201

Accumulated fair value changes		479	214

Accumulated depreciation		(222)	(105)

Total		$3,624	$3,310

The company’s utilities assets are comprised of terminals, electricity transmission and distribution networks, which are operated primarily under regulated rate base arrangements.

118     BROOKFIELD ASSET MANAGEMENT

Utilities assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2013. The company determined fair value to be the current replacement cost. Valuations utilize significant unobservable inputs (level 3) when determining the fair value of utility assets. The significant level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow model	• Future cash flows – primarily driven by a regulated return on asset base	• Increases (decreases) in future cash flows will increase (decrease) the fair value

	• Discount rate	• Increases (decreases) in discount rate will decrease (increase) the fair value

	• Terminal capitalization multiple	• Increases (decreases) in terminal capitalization multiple will decrease (increase) the fair value

	• Investment Horizon	• Increases (decreases) in the investment horizon will decrease (increase) the fair value

Key assumptions used in the December 31, 2013 valuation process include: discount rates ranging from 8% to 13% (2012 – 8% to 13%), terminal capitalization multiples ranging from 10x to 16x (2012 – 9x to 17x), and an investment horizon between 10 to 20 years (2012 – 10 to 20 years).

The following table presents the changes to the cost of the company’s utilities assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$3,201	$984

Additions, net of disposals	165	92

Acquisitions through business combinations	—	2,040

Foreign currency translation	1	85

Balance at end of year	$3,367	$3,201

The following table presents the changes to the accumulated fair value changes of the company’s utilities assets:
YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$214	$49

Fair value changes	271	165

Foreign currency translation	(6)	—

Balance at end of year	$479	$214

The following table presents the changes to the accumulated depreciation of the company’s utilities assets:
YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$(105)	$(40)

Depreciation expense	(121)	(63)

Foreign currency translation	4	(2)

Balance at end of year	$(222)	$(105)

ii. Infrastructure – Transport
(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Cost	$2,561	$2,729

Accumulated fair value changes	840	615

Accumulated depreciation	(291)	(187)

Total	$3,110	$3,157

The company’s transport assets consists of railroads, toll roads, and ports.

Transport assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2013. The company determined fair value to be the current replacement cost.

2013 ANNUAL REPORT     119

Valuations utilize significant unobservable inputs (level 3) when determining the fair value of transport assets. The significant level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows – primarily driven by traffic or freight volumes and tariff rates	• Increases (decreases) in future cash flows will increase (decrease) the fair value

	• Discount rate	• Increases (decreases) in discount rate will decrease (increase) the fair value

	• Terminal capitalization multiple	• Increases (decreases) in terminal capitalization multiple will decrease (increase) the fair value

	• Investment Horizon	• Increases (decreases) in the investment horizon will decrease (increase) the fair value

Key assumptions used in the December 31, 2013 valuation process include: discount rates ranging from 11% to 12% (2012 – 11% to 12%), terminal capitalization multiples ranging from 7x to 11x (2012 – 8x to 11x), and an investment horizon of 10 years (2012 – 10 years).

The following table presents the changes to the cost of the company’s transport and energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$2,729	$2,228

Additions, net of disposals	160	452

Acquisitions through business combinations	—	—

Foreign currency translation	(328)	49

Balance at end of year	$2,561	$2,729

The following table presents the changes to the accumulated fair value changes of the company’s transport assets:
YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$615	$244

Fair value changes	317	366

Foreign currency translation	(92)	5

Balance at end of year	$840	$615

The following table presents the changes to the accumulated depreciation of the company’s transport and energy assets:
YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$(187)	$(76)

Depreciation expense	(127)	(109)

Foreign currency translation	23	(2)

Balance at end of year	$(291)	$(187)

iii. Infrastructure – Energy

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Cost	$961	$833

Accumulated fair value changes	117	33

Accumulated depreciation	(49)	(9)

Total	$1,029	$857

The company’s energy assets consists of energy transmission and storage, distribution and storage and district energy assets. Energy assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2013. The company determined fair value to be the current replacement cost.

120     BROOKFIELD ASSET MANAGEMENT

Valuations utilize significant unobservable inputs (level 3) when determining the fair value of energy assets. The significant level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows – primarily driven by transmission, distribution and storage volumes and pricing	• Increases (decreases) in future cash flows will increase (decrease) the fair value
	• Discount rate	• Increases (decreases) in discount rate will decrease (increase) the fair value
	• Terminal capitalization multiple	• Increases (decreases) in terminal capitalization multiple will decrease (increase) the fair value
	• Investment Horizon	• Increases (decreases) in the investment horizon will decrease (increase) the fair value

Key assumptions used in the December 31, 2013 valuation process include: discount rates ranging from 15% to 16% (2012 – 12% to 15%), terminal capitalization multiples ranging from 8x to 12x (2012 – 7x to 8x), and an investment horizon of 10 years (2012 – 10 years).

The following table presents the changes to the cost of the company’s energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$833	$118
Additions, net of disposals	33	17
Acquisitions through business combinations	142	685
Foreign currency translation	(47)	13

Balance at end of year	$961	$833

The following table presents the changes to the accumulated fair value changes of the company’s transport and energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$33	$—
Fair value changes	83	33
Foreign currency translation	1	—

Balance at end of year	$117	$33

The following table presents the changes to the accumulated depreciation of the company’s transport and energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$(9)	$—
Depreciation expense	(37)	(9)
Foreign currency translation	(3)	—

Balance at end of year	$(49)	$(9)

iv. Infrastructure – Sustainable Resources Sustainable resources assets represents timberlands and other agricultural land.
(MILLIONS)	2013	2012
Cost	$666	$1,461
Accumulated fair value changes	165	(18)
Accumulated depreciation	(30)	(31)

Total	$801	$1,412

Property, plant and equipment within our sustainable resources operations are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2013.

2013 ANNUAL REPORT     121

Valuations utilize significant unobservable inputs (level 3) when determining the fair value of sustainable resource assets. The significant level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows – primarily driven by avoided cost or future replacement value	• Increases (decreases) in future cash flows will increase (decrease) the fair value

	• Discount rate	• Increases (decreases) in discount rate will decrease (increase) the fair value

	• Terminal valuation date	• Increases (decreases) in terminal valuation date will decrease (increase) the fair value
• Increases (decreases) in the exit date will decrease (increase) the fair value

Key valuation assumptions included a weighted average discount rate of 7% (2012 – 6%), and a terminal valuation date of 3 to 35 years (2012 – 3 to 35 years).

The following table presents the changes to the cost of the company’s sustainable resources property, plant and equipment assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$1,461	$1,339
Disposals, net of additions	(784)	139
Foreign currency translation	(11)	(17)

Balance at end of year	$666	$1,461

The following table presents the changes to the accumulated fair value changes of the company’s sustainable resources assets:
YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$(18)	$(132)
Fair value changes	49	142
Dispositions	133	—
Foreign currency translation	1	(28)

Balance at end of year	$165	$(18)

The following table presents the changes to the accumulated depreciation of the property, plant and equipment within the company’s sustainable resources business:
YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$(31)	$(12)
Depreciation expense	(3)	(20)
Dispositions	3	—
Foreign currency translation	1	1

Balance at end of year	$(30)	$(31)

c) Property
(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Cost	$3,168	$3,130
Accumulated fair value changes	170	4
Accumulated depreciation	(296)	(166)

Total	$3,042	$2,968

The company’s property assets include hospitality assets accounted for under the revaluation model and the most recent date of revaluation was December 31, 2013. The company determines fair value for these assets by discounting the expected future cash flows using internal valuations.

122     BROOKFIELD ASSET MANAGEMENT

Valuations utilize significant unobservable inputs (level 3) when determining the fair value of property assets. The significant level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows primarily driven by pricing, volumes and direct operating costs	• Increases (decreases) in future cash flows will increase (decrease) the fair value

	• Discount rate	• Increases (decreases) in discount rate will decrease (increase) the fair value

	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate will decrease (increase) the fair value

	• Investment horizon	• Increases (decreases) in the investment horizon will decrease (increase) the fair value

Key valuation assumptions included a weighted average discount rate of 10.5% (2012 – 9.9%), terminal capitalization rate of 7.6% (2012 – 7.5%), and investment horizon of 7 years (2012 – 5 years).

The following table presents the changes to the cost of the company’s property, plant and equipment assets included within its property operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$3,130	$640
Additions, net of disposals	137	44
Acquisitions through business combinations	—	2,446
Foreign currency translation	(99)	—

Balance at end of year	$3,168	$3,130

The following table presents the changes to the accumulated fair value changes of the company’s property, plant and equipment within its property operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$4	$—
Fair value changes	166	4
Foreign currency translation	—	—

Balance at end of year	$170	$4

The following table presents the changes to the accumulated depreciation of the company’s property, plant and equipment within its property operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$(166)	$—
Depreciation expense	(130)	(166)

Balance at end of year	$(296)	$(166)

d) Private Equity and Other

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Cost	$3,984	$3,887
Accumulated fair value changes	(256)	(162)
Accumulated depreciation	(926)	(813)

Total	$2,802	$2,912

Other property, plant and equipment includes asset owned by the company’s private equity, residential development and service operations held directly or consolidated through funds.

2013 ANNUAL REPORT     123

These assets are accounted for under the cost model, which requires the assets to be carried at cost less accumulated depreciation and any accumulated impairment losses. The following table presents the changes to the carrying value of the company’s property, plant and equipment assets included in these operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$3,887	$3,433

Additions, net of disposals	124	405

Acquisitions through business combinations	86	—

Foreign currency translation	(113)	49

Balance at end of year	$3,984	$3,887

The following table presents the changes to the accumulated impairment losses of the company’s property, plant and equipment within these operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$(162)	$(104)

Impairment charges	(94)	(58)

Balance at end of year	$(256)	$(162)

The following table presents the changes to the accumulated depreciation of the company’s other property, plant and equipment within these operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$(813)	$(533)

Depreciation expense	(217)	(283)

Disposals	110	—

Foreign currency translation	(6)	3

Balance at end of year	$(926)	$(813)

12.	SUSTAINABLE RESOURCES

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Timberlands	$449	$3,473

Other agricultural assets	53	43

Total	$502	$3,516

The company held 1,437 million acres of consumable freehold timberlands at December 31, 2013 (2012 – 2,512 million), of which 203 million acres (2012 – 850 million) were classified as mature and available for harvest. Additionally, the company provides management services to approximately 1.3 million acres (2012 – 1.3 million) of licensed timberlands.

The following table presents the change in the balance of timberlands and other agricultural assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Balance at beginning of year	$3,516	$3,381

Disposals of operations, net of additions	(2,991)	18

Fair value adjustments	205	374

Decrease due to harvest	(186)	(239)

Foreign currency changes	(42)	(18)

Balance at end of year	$502	$3,516

124     BROOKFIELD ASSET MANAGEMENT

The carrying values are based on external appraisals that are completed annually as of December 31. The appraisals utilize a combination of the discounted cash flow and sales comparison approaches to arrive at the estimated value. The significant unobservable inputs (level 3) included in the discounted cash flow models used when determining the fair value of standing timber and agricultural assets include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows will increase (decrease) the fair value

	• Growth assessments	• Increases (decreases) in growth assessments will increase (decrease) the fair value

	• Timber/Agricultural prices	• Increases (decreases) in price will increase (decrease) the fair value

	• Discount rate	• Increases (decreases) in discount rate or terminal cap rate will decrease (increase) the fair value

Key valuation assumptions include a weighted average discount and terminal capitalization rate of 6.9% (2012 – 6.2%), and terminal valuation dates of 20 to 28 years (2012 – 20 to 90 years). Timber and agricultural asset prices were based on a combination of forward prices available in the market and price forecasts.

13.	INTANGIBLE ASSETS

(MILLIONS)		Dec. 31, 2013	Dec. 31, 2012
Cost		$5,441	$6,115

Accumulated amortization and impairment losses		(397)	(345)

Total		$5,044	$5,770

Intangible assets are allocated to the following cash-generating units:

(MILLIONS)	Note	Dec. 31, 2013	Dec. 31, 2012
Property – Industrial, Multifamily and Other		$327	$460

Infrastructure – Utilities	(a)	2,231	2,592

Infrastructure – Transport	(b)	1,633	1,769

Private equity		257	280

Service Activities		297	371

Renewable energy		94	106

Other		205	192

Net intangible assets		$5,044	$5,770

a)	Infrastructure – Utilities

The company’s Australian regulated terminal operation has access agreements with the users of the terminal which entails 100% take or pay contracts at a designated tariff rate based on the asset value. The concession arrangement has an expiration date of 2051 and with an option to extend the arrangement an additional 50 years. The aggregate duration of the arrangement and the extension option represents the remaining useful life of the concession.

b)	Infrastructure – Transport

The company’s Chilean toll road concession provides the right to charge a tariff to users of the road over the term of the concession. The concession arrangement has an expiration date of 2033, which is the basis for the company’s determination of its remaining useful life. Also included within the company’s transport operations is $355 million (2012 – $348 million) of indefinite life intangible assets which represent perpetual conservancy rights associated with the company’s UK port operation. The following table presents the changes to the cost of the company’s intangible assets:

YEARS ENDED DECEMBER 31
(MILLIONS)	2013	2012
Cost at beginning of year	$6,115	$4,216

Disposals, net of additions	(13)	(3)

Acquisitions through business combinations	20	1,916

Foreign currency translation and other	(681)	(14)

Cost at end of year	$5,441	$6,115

2013 ANNUAL REPORT     125

The following table presents the changes in the accumulated amortization and accumulated impairment losses of the company’s intangible assets:

YEARS ENDED DECEMBER 31
(MILLIONS)	2013	2012
Accumulated amortization and impairment losses at beginning of year	$(345)	$(242)

Amortization	(105)	(124)

Foreign currency translation and other	53	21

Accumulated amortization and impairment losses at end of year	$(397)	$(345)

The following table presents intangible assets by geography:

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
United States	$481	$614

Canada	266	292

Australia	2,535	2,963

Brazil	28	32

Europe	456	448

Chile	1,278	1,421

	$5,044	$5,770

Intangible assets, including trademarks, concession agreements and conservancy rights, are recorded at amortized cost and are tested for impairment annually using a discounted cash flow valuation. This valuation utilizes the following significant unobservable inputs assumptions:

Valuation technique	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows will increase (decrease) the recoverable amount

	• Discount rate	• Increases (decreases) in discount rate will decrease (increase) the recoverable amount

	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate will decrease (increase) the recoverable amount

	• Exit date	• Increases (decreases) in the exit date will decrease (increase) the recoverable amount

14.	GOODWILL

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Cost	$1,638	$2,540

Accumulated impairment losses	(50)	(50)

Total	$1,588	$2,490

Goodwill is allocated to the following cash-generating units:

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Services – Construction	$720	$840

Infrastructure – Sustainable resources	—	591

Residential development – Brazil	277	373

Property – Retail property	120	138

Services – Property services	54	102

Asset management	216	205

Other	201	241

Total	$1,588	$2,490

126     BROOKFIELD ASSET MANAGEMENT

The following table presents the change in the balance of goodwill:

YEARS ENDED DECEMBER 31 (MILLIONS)
	2013	2012
Cost at beginning of year	$2,540	$2,652

Acquisitions through business combinations	—	60

Disposals	(645)	(101)

Foreign currency translation and other	(257)	(71)

Cost at end of year	$1,638	$2,540

The following table reconciles accumulated impairment losses:

YEARS ENDED DECEMBER 31 (MILLIONS)
	2013	2012
Accumulated impairment at beginning of year	$(50)	$(45)

Impairment losses	—	(5)

Accumulated impairment at end of year	$(50)	$(50)

The following table presents goodwill by geography:

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
United States	$230	$819

Canada	56	57

Australia	861	1,052

Brazil	397	518

Europe	27	28

Other	17	16

	$1,588	$2,490

The recoverable amounts used in goodwill impairment testing are calculated using discounted cash flow models based on the following significant unobservable inputs:

Valuation technique	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows will increase (decrease) the recoverable amount

	• Discount rate	• Increases (decreases) in discount rate will decrease (increase) the recoverable amount

	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate will decrease (increase) the recoverable amount

	• Exit date	• Increases (decreases) in the exit date will decrease (increase) the recoverable amount

15.	INCOME TAXES

The major components of income tax expense for the years ended December 31, 2013 and December 31, 2012 are set out below:

YEARS ENDED DECEMBER 31 (MILLIONS)
	2013	2012
Current income taxes	$159	$135

Deferred income tax expense/(recovery)

Origination and reversal of temporary differences	871	479

Recovery arising from previously unrecognized tax assets	(130)	(93)

Change of tax rates and imposition of new legislation	(55)	(2)

Total deferred income taxes	686	384

Income taxes	$845	$519

2013 ANNUAL REPORT     127

The company’s Canadian domestic statutory income tax rate has remained consistent at 26% throughout 2013. The company’s effective tax rate is different from the company’s domestic statutory income tax rate due to the following differences set out below:

YEARS ENDED DECEMBER 31	2013	2012
Statutory income tax rate	26%	26%

Increase (reduction) in rate resulting from:

Portion of gains subject to different tax rates	(1)	(1)

International operations subject to different tax rates	(3)	(9)

Taxable income attribute to non-controlling interest	(7)	(1)

Recognition of deferred tax assets	(2)	(1)

Non-recognition of the benefit of current year’s tax losses	3	3

Other	2	(1)

Effective income tax rate	18%	16%

Deferred income tax assets and liabilities as at December 31, 2013 and 2012 relate to the following:

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Non-capital losses (Canada)	$878	$834

Capital losses (Canada)	215	166

Losses (U.S.)	385	408

Losses (International)	511	705

Difference in basis	(6,741)	(6,873)

Total net deferred tax liabilities	$(4,752)	$(4,760)

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2013 is approximately $8 billion (2012 – approximately $7 billion).

The company regularly assesses the status of open tax examinations and its historical tax filing positions for the potential for adverse outcomes to determine the adequacy of the provision for income and other taxes. The company believes that it has adequately provided for any tax adjustments that are more likely than not to occur as a result of ongoing tax examinations or historical filing positions.

The dividend payment on certain preferred shares of the company results in the payment of cash taxes and the company obtaining a deduction based on the amount of these taxes.

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
2014	$2	$1

2015	2	2

2016	1	2

After 2021	327	311

Do not expire	1,491	589

Total	$1,823	$905

The components of the income taxes in other comprehensive income for the years ended December 31, 2013 and 2012 are set out below:

YEARS ENDED DECEMBER 31
(MILLIONS)	2013	2012
Revaluation of property, plant and equipment	$135	$433

Financial contracts and power sale agreements	129	5

Available-for-sale securities	(10)	10

Equity accounted investments	37	(10)

Foreign currency translation	(10)	(4)

Revaluation of pension obligation	(1)	(2)

Total deferred tax in other comprehensive income	$280	$432

128     BROOKFIELD ASSET MANAGEMENT

16.	ACCOUNTS PAYABLE AND OTHER

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Accounts payable	$6,344	$7,203

Other liabilities	3,972	4,449

Total	$10,316	$11,652

The current and non-current balances of accounts payable and other liabilities are as follows:

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Current	$5,994	$6,212

Non-current	4,322	5,440

Total	$10,316	$11,652

Included in accounts payable and other liabilities are $2,308 million (2012 – $2,388 million) of accounts payable and other liabilities related to the company’s residential development operations. Accounts payable and other liabilities also includes $360 million (2012 – $418 million) of insurance deposits, claims and other liabilities incurred by the company’s insurance subsidiaries.

17.	CORPORATE BORROWINGS

(MILLIONS)	Maturity	Annual Rate	Currency	Dec. 31, 2013	Dec. 31, 2012
Term debt

Private – U.S.	Oct. 23, 2013	6.65%	US$	$—	$75

Private – Canadian	Apr. 30, 2014[1]	6.26%	C$	—	27

Private – Canadian	Jun. 2, 2014[1]	8.95%	C$	—	151

Public – Canadian	Sept. 8, 2016	5.20%	C$	282	302

Public – U.S.	Apr. 25, 2017	5.80%	US$	239	239

Public – Canadian	Apr. 25, 2017	5.29%	C$	235	252

Public – Canadian	Apr. 9, 2019	3.95%	C$	568	428

Public – Canadian	Mar. 1, 2021	5.30%	C$	330	353

Public – Canadian	Mar. 31, 2023	4.54%	C$	568	428

Public – Canadian	Mar. 8, 2024	5.04%	C$	472	—

Public – U.S.	Mar. 1, 2033	7.38%	US$	250	250

Public – Canadian	Jun. 14, 2035	5.95%	C$	396	302

				3,340	2,807

Commercial paper and bank borrowings		1.24%	US$/C$/£	662	744

Deferred financing costs[1]				(27)	(25)

Total				$3,975	$3,526

1.	Deferred financing costs are amortized to interest expense over the term of the borrowing following the effective interest method

Corporate borrowings have a weighted average interest rate of 4.5% (2012 – 4.7%), and include $3,356 million (2012 – $2,679 million) repayable in Canadian dollars of C$3,565 million (2012 – C$2,658 million) and $nil (2012 – $165 million) repayable in British pounds of £nil (2012 – £102 million).

On January 28, 2014, the company issued C$500 million of 4.82% term debt due January 28, 2026.

2013 ANNUAL REPORT     129

18.	NON-RECOURSE BORROWINGS

a)	Property-Specific Mortgages

Principal repayments on property-specific mortgages due over the next five calendar years and thereafter are as follows:

		Renewable		Private	Residential	Service	Corporate
(MILLIONS)	Property	Energy	Infrastructure	Equity	Development	Activities	Activities	Total
2014	$4,391	$517	$76	$162	$765	$271	$106	$6,288

2015	1,402	501	132	1	877	—	—	2,913

2016	3,702	258	913	51	417	—	—	5,341

2017	3,857	576	109	66	122	—	—	4,730

2018	2,900	278	297	35	22	—	—	3,532

Thereafter	5,325	2,777	4,551	27	11	—	—	12,691

Total – Dec. 31, 2013	$21,577	$4,907	$6,078	$342	$2,214	$271	$106	$35,495

Total – Dec. 31, 2012	$18,709	$4,347	$7,093	$641	$2,569	$351	$10	$33,720

The current and non-current balances of property-specific mortgages are as follows:

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Current	$6,288	$4,419

Non-current	29,207	29,301

Total	$35,495	$33,720

Property-specific mortgages by currency include the following:

(MILLIONS)	Dec. 31, 2013	Local Currency		Dec. 31, 2012	Local Currency
U.S. dollars	$20,205	US$	20,205	$17,855	US$	17,855

Australian dollars	3,708	A$	4,157	4,939	A$	4,751

Canadian dollars	5,217	C$	5,542	4,552	C$	4,517

Brazilian reais	2,988	R$	5,542	3,232	R$	6,604

British pounds	2,447		£1,478	2,093		£1,288

Chilean unidad de fomento	689	UF$	16	754	CLF$	16

Colombian pesos	207	COP$	400,155	179	COP$	316,127

New Zealand dollars	32	N$	39	109	N$	131

European Union euros	2	€$	1	7	€$	4

Total	$35,495			$33,720

b)	Subsidiary Borrowings

Principal repayments on subsidiary borrowings due over the next five calendar years and thereafter are as follows:

		Renewable		Private	Residential	Corporate
(MILLIONS)	Property	Energy	Infrastructure	Equity	Development	Activities	Total
2014	$1,606	$—	$10	$50	$188	$—	$1,854

2015	507	—	10	66	—	—	583

2016	338	594	10	—	—	—	942

2017	198	—	387	500	—	—	1,085

2018	235	188	13	38	—	—	474

Thereafter	191	935	5	245	1,078	—	2,454

Total – Dec. 31, 2013	$3,075	$1,717	$435	$899	$1,266	$—	$7,392

Total – Dec. 31, 2012	$1,896	$1,772	$967	$1,041	$779	$1,130	$7,585

130     BROOKFIELD ASSET MANAGEMENT

The current and non-current balances of subsidiary borrowings are as follows:

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Current	$1,854	$1,039

Non-current	5,538	6,546

Total	$7,392	$7,585

Subsidiary borrowings by currency include:

(MILLIONS)	Dec. 31, 2013	Local Currency		Dec. 31, 2012	Local Currency
U.S. dollars	$4,346	US$	4,346	$4,113	US$	4,113

Canadian dollars	2,283	C$	2,421	2,569	C$	2,549

Australian dollars	696	A$	780	882	A$	849

Brazilian reais	59	R$	139	21	R$	43

British pounds	8	£	5	—	£	—

Total	$7,392			$7,585

19.	CAPITAL SECURITIES

Capital securities are preferred shares that are classified as liabilities and consist of the following:

(MILLIONS)	Note	Dec. 31, 2013	Dec. 31, 2012
Corporate preferred shares	(a)	$163	$325

Subsidiary preferred shares	(b)	628	866

Total		$791	$1,191

a)	Corporate Preferred Shares

Corporate preferred shares consist of the company’s Class A preferred shares as follows:

	Shares	Cumulative
(MILLIONS, EXCEPT SHARE INFORMATION)	Outstanding	Dividend Rate	Currency	Dec. 31, 2013	Dec. 31, 2012
Class A preferred shares

Series 12	7,000,000	5.40%	C$	$165	$176

Series 21	—	5.00%	C$	—	151

Deferred financing costs				(2)	(2)

Total				$163	$325

On March 6, 2014, the company notified holders that it will redeem all of its outstanding Class A Series 12 preferred shares for cash on April 6, 2014. The redemption price for each preferred share will be C$26.00 plus accrued and unpaid dividends.

b)	Subsidiary Preferred Shares

Subsidiary preferred shares are composed of Brookfield Office Properties Class AAA preferred shares and capital securities of fund subsidiaries as follows:

	Shares	Cumulative
(MILLIONS, EXCEPT SHARE INFORMATION)	Outstanding	Dividend Rate	Currency	Dec. 31, 2013	Dec. 31, 2012
Class AAA preferred shares

Series F	—	—	C$	$—	$202

Series G	4,400,000	5.25%	US$	110	110

Series H	8,000,000	5.75%	C$	188	202

Series J	8,000,000	5.00%	C$	188	202

Series K	6,000,000	5.20%	C$	142	151

Deferred financing costs				—	(1)

Total				$628	$866

2013 ANNUAL REPORT     131

The subsidiary preferred shares are redeemable at the option of either the issuer or the holder, at any time after the following dates:

	Earliest Permitted	Company’s	Holder’s
	Redemption Date	Conversion Option	Conversion Option
Class AAA preferred shares

Series G	Jun. 30, 2011	Jun. 30, 2011	Sept. 30, 2015

Series H	Dec. 31, 2011	Dec. 31, 2011	Dec. 31, 2015

Series J	Jun. 30, 2010	Jun. 30, 2010	Dec. 31, 2014

Series K	Dec. 31, 2012	Dec. 31, 2012	Dec. 31, 2016

20.	INTERESTS OF OTHERS IN CONSOLIDATED FUNDS

Interests of others in consolidated funds is classified outside of equity and is comprised of the following:

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Limited-life funds	$947	$352

Redeemable fund units	139	73

	$1,086	$425

21.	EQUITY

Equity is comprised of the following:

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Preferred equity	$3,098	$2,901

Non-controlling interests	26,647	23,287

Common equity	17,781	18,150

	$47,526	$44,338

a)	Preferred Equity

Preferred equity represents perpetual preferred shares and consists of the following:

		Issued and Outstanding
(MILLIONS, EXCEPT SHARE INFORMATION)	Rate	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Class A preferred shares

Series 2	70% P	10,465,100	10,465,100	$169	$169

Series 4	70% P/8.5%	2,800,000	2,800,000	45	45

Series 8	Variable up to P	1,652,394	1,652,394	29	29

Series 9	3.80%	2,347,606	2,347,606	35	35

Series 13	70% P	9,297,700	9,297,700	195	195

Series 15	B.A. + 40 b.p.[1]	2,000,000	2,000,000	42	42

Series 17	4.75%	8,000,000	8,000,000	174	174

Series 18	4.75%	8,000,000	8,000,000	181	181

Series 22	7.00%[2]	12,000,000	12,000,000	274	274

Series 24	5.40%[2]	11,000,000	11,000,000	269	269

Series 26	4.50%[2]	10,000,000	10,000,000	245	245

Series 28	4.60%[2]	9,400,000	9,400,000	235	235

Series 30	4.80%[2]	10,000,000	10,000,000	247	247

Series 32	4.50%[2]	12,000,000	12,000,000	304	304

Series 34	4.20%[2]	10,000,000	10,000,000	256	256

Series 36	4.85%	8,000,000	8,000,000	201	201

Series 37	4.90%	8,000,000	—	197	—

Total				$3,098	$2,901

1.	Rate determined in a quarterly auction
2.	Dividend rates are fixed for five years from the quarter end dates after issuance, September 30, 2009, June 30, 2011, March 31, 2012, June 30, 2012, December 31, 2012,

March 31, 2013 and September 30, 2013, respectively, and reset after five years to the 5-year Government of Canada bond rate plus between 180 and 445 basis points.

P – Prime Rate, B.A. – Bankers’ Acceptance Rate, b.p. – Basis Points

132      BROOKFIELD ASSET MANAGEMENT

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.

The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share.

On March 13, 2014, the company issued 8.0 million Series 38 preferred shares with an initial dividend rate of 4.4% for total gross proceeds of C$200 million.

b) Non-controlling Interests

Non-controlling interests represent the common and preferred equity in consolidated entities that are owned by other shareholders.

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Common equity	$23,828	$20,933

Preferred equity	2,819	2,354

Total	$26,647	$23,287

Further information on non-controlling interest is provided in Note 4, Subsidiaries.

c) Common Equity

The company’s common equity is comprised of the following:

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Common shares	$2,899	$2,855

Contributed surplus	159	149

Retained earnings	7,159	6,813

Ownership changes	2,354	2,088

Accumulated other comprehensive income	5,210	6,245

Common equity	$17,781	$18,150

The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted. The holders of the company’s common shares received cash dividends of $0.64 per share during 2013 (2012 – $0.55 per share). In addition, the company distributed a 7.6% interest in BPY to the holders of its common shares on April 15, 2013 valued at $1.47 per common share.

The number of issued and outstanding common shares and unexercised options at December 31, 2013 and 2012 are as follows:

	Dec. 31, 2013	Dec. 31, 2012
Class A shares[1]	615,386,476	619,514,229

Class B shares	85,120	85,120

Shares outstanding[1]	615,471,596	619,599,349

Unexercised options[2]	35,603,974	38,402,078

Total diluted shares	651,075,570	658,001,427

1.	Net of 9,550,000 (2012 – 5,450,000) Class A shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan and escrowed stock plan

2013 ANNUAL REPORT     133

The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

	Dec. 31, 2013	Dec. 31, 2012
Outstanding at beginning of year[1]	619,599,349	619,288,769

Issued (repurchased)

Repurchases	(8,772,646)	(2,569,272)

Long-term share ownership plans[2]	4,442,362	2,648,936

Dividend reinvestment plan	202,531	230,916

Outstanding at end of year[1]	615,471,596	619,599,349

1.	Net of 9,550,000 (2012 – 5,450,000) Class A shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan and restricted stock plan

i.	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

YEARS ENDED DECEMBER 31
(MILLIONS)	2013	2012
Net income attributable to shareholders	$2,120	$1,380

Preferred share dividends	(145)	(129)

Net income available to shareholders – basic	1,975	1,251

Capital securities dividends[1]	13	25

Net income available for shareholders – diluted	$1,988	$1,276

1.

Subject to the approval of the Toronto Stock Exchange, the Series 12 preferred shares, unless redeemed by the company for cash, are convertible into Class A shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 21 preferred shares were redeemed by the company during 2013

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Weighted average – common shares	616.1	618.9

Dilutive effect of the conversion of options and escrowed shares using treasury stock method	12.8	12.1

Dilutive effect of the conversion of capital securities[1,2]	7.9	18.0

Common shares and common share equivalents	636.8	649.0

1.

Subject to the approval of the Toronto Stock Exchange, the Series 12 preferred shares, unless redeemed by the company for cash, are convertible into Class A shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 21 preferred shares were redeemed by the company during 2013

2.	The number of shares is based on 95% of the quoted market price at year end

ii.	Stock-Based Compensation

The expense recognized for stock-based compensation is summarized in the following table:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Expense arising from equity-settled share-based payment transactions	$66	$59

Expense arising from cash-settled share-based payment transactions	96	144

Total expense arising from share-based payment transactions	162	203

Effect of hedging program	(77)	(136)

Total expense included in consolidated income	$85	$67

The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during 2013 or 2012.

1)	Equity – Settled Share-Based Awards

a)	Management Share Option Plan

Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date.

134     BROOKFIELD ASSET MANAGEMENT

The changes in the number of options during 2013 and 2012 were as follows:

		Weighted			Weighted
	Number of	Average		Number of	Average
	Options (000’s)[1]	Exercise Price		Options (000’s)[2]	Exercise Price
Outstanding at January 1, 2013	23,575	C$	22.40	14,128	US$	26.90

Granted	—		—	3,586		37.82

Exercised	(3,534)		17.79	(722)		24.96

Cancelled	(214)		20.85	(183)		30.78

Converted[3]	(2,014)		11.47	—		—

Outstanding at December 31, 2013	17,813	C$	24.56	16,809	US$	29.27

1.	Options to acquire TSX listed Class A shares
2.	Options to acquire NYSE listed Class A shares
3.	Options converted into restricted shares at maturity

		Weighted			Weighted
	Number of	Average		Number of	Average
	Options (000’s)[1]	Exercise Price		Options (000’s)[2]	Exercise Price
Outstanding at January 1, 2012	26,995	C$	21.31	10,879	US$	25.45

Granted	—		—	3,615		31.35

Exercised	(2,380)		14.97	(128)		24.80

Cancelled	(96)		30.28	(238)		29.24

Converted[3]	(944)		9.37	—		—

Outstanding at December 31, 2012	23,575	C$	22.40	14,128	US$	26.90

1.	Options to acquire TSX listed Class A shares
2.	Options to acquire NYSE listed Class A shares
3.	Options converted to restricted shares of maturity

The cost of the options granted during the year was determined using the Black-Scholes model of valuation, with inputs to the model as follows:

YEARS ENDED DECEMBER 31	Unit	2013	2012
Weighted average share price	US$	37.82	31.35

Weighted average fair value per option	US$	7.87	6.54

Average term to exercise	Years	7.5	7.5

Share price volatility[1]	%	31.2	32.6

Liquidity discount	%	25.0	25.0

Weighted average annual dividend yield	%	1.5	1.8

Risk-free rate	%	1.3	1.4

1.	Share price volatility was determined based on historical share prices over a similar period to the average term to exercise

At December 31, 2013, the following options to purchase Class A shares were outstanding:

		Options Outstanding (000’s)
Exercise Price	Weighted Average Remaining Life	Vested	Unvested	Total
C$13.37 – C$19.03	5.1 years	5,727	1,763	7,490

C$20.21 – C$30.22	1.8 years	5,028	80	5,108

C$31.62 – C$46.59	3.7 years	5,215	—	5,215

US$23.18 – US$35.06	6.9 years	6,125	7,133	13,258

US$37.82	9.2 years	110	3,441	3,551

		22,205	12,417	34,622

2013 ANNUAL REPORT     135

At December 31, 2012, the following options to purchase Class A shares were outstanding:

		Options Outstanding (000’s)
Exercise Price	Weighted Average Remaining Life	Vested	Unvested	Total
C$8.72 – C$8.83	0.1 years	1,071	—	1,071

C$13.37 – C$19.03	5.2 years	7,043	3,768	10,811

C$20.21 – C$30.22	2.7 years	6,252	129	6,381

C$31.62 – C$46.59	4.7 years	4,771	541	5,312

$23.18 – $35.06	7.9 years	3,713	10,415	14,128

		22,850	14,853	37,703

b)	Escrowed Stock Plan

The Escrowed Stock Plan (the “ES Plan”) provides executives with increased indirect ownership of Class A shares. Under the ES Plan, executives are granted common shares (the “ES Shares”) in one or more private companies that own the company’s Class A shares. The Class A shares are purchased on the open market with the purchase cost funded with the proceeds from preferred shares issued to the company. The ES Shares vest over one to five years and must be held until the fifth anniversary of the grant date. At a date no less than five years, and no more than 10 years, from the grant date, all outstanding ES Shares will be exchanged for Class A shares issued by the company, based on the market value of Class A shares at the time of the exchange.

During 2013, 4.1 million Class A shares were purchased in respect of ES Shares of which 2.35 million were granted to executives under the ES Plan (2012 – 2.25 million Class A shares) during the year. For the year ended December 31, 2013, the total expense incurred with respect to the ES Plan totalled $14.0 million (2012 – $6.3 million).

The cost of the escrowed shares granted during the year was determined using the Black-Scholes model of valuation with inputs to the model as follows:

YEARS ENDED DECEMBER 31	Unit	2013	2012

Weighted average share price	US$	37.82	31.35

Weighted average fair value per share	US$	7.34	6.05

Average term to exercise	Years	7.5	7.5

Share price volatility[1]	%	31.2	32.6

Liquidity discount	%	30.0	30.0

Weighted average annual dividend yield	%	1.5	1.8

Risk-free rate	%	1.3	1.4

1.	Share price volatility was determined based on historical share prices over a similar period to the term exercise

c)	Restricted Stock Plan

The Restricted Stock Plan awards executives with Class A shares purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus which may vest immediately. Vested and unvested Restricted Shares must be held until the fifth anniversary of the award date. Holders of vested Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.

During 2013, Brookfield granted 386,273 Class A shares pursuant to the terms and conditions of the Restricted Stock Plan, resulting in the recognition of $10.6 million (2012 – $8.5 million) within compensation expense. In addition, Brookfield exchanged 2,014,265 fully vested, in-the-money options of certain executives for 1,416,142 Class A shares under the Restricted Stock Plan.

2)	Cash – Settled Share Based Awards

a)	Restricted Share Unit Plan

The Restricted Share Unit Plan provides for the issuance of the Deferred Share Units (“DSUs”), as well as Restricted Share Units (“RSUs”). Under this plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time

136     BROOKFIELD ASSET MANAGEMENT

the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of common shares at the time the conversion takes place and the market price on the date the RSUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSUs. The fair value of the vested DSUs and RSUs as at December 31, 2013 was $508 million (2012 – $436 million).

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The amount payable by the company in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2013, including those of operating subsidiaries, totalled $19 million (2012 – $8 million), net of the impact of hedging arrangements.

The change in the number of DSUs and RSUs during 2013 and 2012 was as follows:

	DSUs	RSUs
			Weighted
	Number of Units	Number of Units	Average
	(000’s)	(000’s)	Exercise Price
Outstanding at January 1, 2013	7,447	8,030	C$	13.56

Granted and reinvested	1,830	—		—

Exercised and cancelled	(206)	(750)		12.76

Outstanding at December 31, 2013	9,071	7,280	C$	13.64

	DSUs	RSUs
			Weighted
	Number of Units	Number of Units	Average
	(000’s)	(000’s)	Exercise Price
Outstanding at January 1, 2012	7,255	8,030	C$	13.56

Granted and reinvested	430	—		—

Exercised and cancelled	(238)	—		—

Outstanding at December 31, 2012	7,447	8,030	C$	13.56

The fair value of DSUs is equal to the traded price of the company’s common shares.

The fair value of RSUs was determined using the Black-Scholes model of valuation with inputs to the model as follows:

	Unit	Dec. 31, 2013	Dec. 31, 2012
Share price on date of measurement	C$	41.22	36.44

Weighted average exercise price	C$	13.64	13.56

Term to exercise	Years	8.2	9.2

Share price volatility	%	23.35	24.11

Weighted average of expected annual dividend yield	%	2.4	1.4

Risk-free rate	%	3.0	2.2

Weighted average fair value of a unit	C$	24.18	21.47

22.	REVENUES AND OTHER GAINS

The following table summarizes revenue and other gains for 2013 and 2012:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Revenues	$20,093	$18,696

Other gains	737	70

	$20,830	$18,766

Revenues include $12,834 million (2012 – $12,511 million) from the sale of goods, $6,448 million (2012 – $5,764 million) from the rendering of services, of which $558 million (2012 – $nil) was earned in our asset management segment and received in kind, and $811 million (2012 – $421 million) from other activities.

2013 ANNUAL REPORT     137

23.	DIRECT COSTS

Direct costs include all attributable expenses except interest, depreciation and amortization, taxes and fair value changes and are primarily related to cost of sales and compensation. The following table lists direct costs for 2013 and 2012 by nature:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Cost of sales	$10,416	$10,846

Compensation	1,125	1,018

Selling, general and administrative expenses	975	534

Property taxes, sales taxes and other	1,412	1,563

	$13,928	$13,961

24.	OTHER INCOME

Other income includes a $525 million gain on the settlement of a long-dated interest rate swap contract. In August 2013, the company paid $905 million to terminate the contract, which had accrued to $1,440 million in our Consolidated Financial Statements at the time of settlement. The gain was determined based on the difference between the accrued liability immediately prior to termination and the termination payment amount, adjusted for associated transaction costs and recorded in our corporate activities segment.

25.	FAIR VALUE CHANGES

Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Investment properties	$1,031	$1,276

Power contracts	(134)	9

Interest rate and inflation contracts	10	(81)

Private equity and residential development	(127)	(119)

Sustainable resources	19	135

Redeemable units	(20)	(11)

Other	(116)	(56)

	$663	$1,153

26.	DERIVATIVE FINANCIAL INSTRUMENTS

The company’s activities expose it to a variety of financial risks, including market risk (i.e., currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

The aggregate notional amount of the company’s derivative positions at December 31, 2013 and 2012 is as follows:

(MILLIONS)	Note	Dec. 31, 2013	Dec. 31, 2012
Foreign exchange	(a)	$11,194	$6,159

Interest rates	(b)	16,757	18,671

Credit default swaps	(c)	800	865

Equity derivatives	(d)	1,633	1,112

Commodity instruments	(e)	Dec. 31, 2013	Dec. 31, 2012
Energy (GWh)		102,331	73,902

Natural gas (MMBtu – 000’s)		12,764	41,922

138     BROOKFIELD ASSET MANAGEMENT

a)	Foreign Exchange

The company held the following foreign exchange contracts with notional amounts at December 31, 2013 and December 31, 2012:

	Notional Amount (U.S. Dollars)		Average Exchange Rate
(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Foreign exchange contracts

British pounds	$2,782	$752	$1.60	$1.60

Australian dollars	1,932	894	0.94	1.03

Canadian dollars	1,387	1,089	$0.95	$0.99

European Union euros	922	199	1.37	1.28

Brazilian reais	702	2	2.34	2.08

Japanese yen	1	5	101.0	86.8

New Zealand dollars	—	321	—	0.77

Cross currency interest rate swaps

Australian dollars	1,333	895	1.01	1.00

Canadian dollars	654	655	0.91	0.89

British pounds	300	—	1.49	—

Japanese yen	98	98	75.47	75.47

Brazilian reais	—	66	—	1.81

Foreign exchange options

Japanese yen	548	548	105.0	105.0

European Union euros	413	—	1.28	—

British pounds	123	—	1.86	—

Australian dollars	—	416	—	1.05

Brazilian reais	—	219	—	1.50

Included in net income are unrealized net gains on foreign currency derivative contracts amounting to $48 million (2012 – net loss of $2 million) and included in the cumulative translation adjustment account in other comprehensive income are losses in respect of foreign currency contracts entered into for hedging purposes amounting to $71 million (2012 – net losses of $45 million).

b)	Interest Rates

At December 31, 2013, the company held interest rate swap contracts having an aggregate notional amount of $600 million (2012 – $1,351 million), and interest rate swaptions with an aggregate notional amount of $1,704 million (2012 – $263 million). The company’s subsidiaries held interest rate swap contracts with an aggregate notional amount of $8,654 million (2012 – $11,636 million), interest rate cap contracts with an aggregate notional amount of $5,799 million (2012 – $4,951 million), and bond forwards with an aggregate notional value of $nil (2012 – $471 million).

c)	Credit Default Swaps

As at December 31, 2013, the company held credit default swap contracts with an aggregate notional amount of $800 million (2012 – $865 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in the value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of pre-determined credit events. The company is entitled to receive payments in the event of a pre-determined credit event for up to $800 million (2012 – $815 million) of the notional amount and could be required to make payments in respect of $nil (2012 – $50 million) of the notional amount.

d)	Equity Derivatives

At December 31, 2013, the company and its subsidiaries held equity derivatives with a notional amount of $1,633 million (2012 – $1,112 million) which includes $765 million (2012 – $600 million) notional amount that hedges long-term compensation arrangements. The balance represents common equity positions established in connection with the company’s investment activities. The fair value of these instruments was reflected in the company’s Consolidated Financial Statements at year end.

e)	Commodity Instruments

The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s Consolidated Financial Statements.

2013 ANNUAL REPORT     139

Other Information Regarding Derivative Financial Instruments

The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2013 and 2012 as either: cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedge are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2013			2012

YEARS ENDED DECEMBER 31 (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges[1]	$10,452	$37	$(141)	$14,872	$(36)	$(80)

Net investment hedges	6,146	(58)	—	1,787	(45)	—

	$16,598	$(21)	$(141)	$16,659	$(81)	$(80)

1.	Notional amount does not include 42,199 GWh and 41,731 GWh of commodity derivatives at December 31, 2013 and December 31, 2012, respectively

The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2013 and 2012, for derivatives that are fair valued through profit or loss, and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2013	Unrealized Losses During 2013	Net Change During 2013	Net Change During 2012
Foreign exchange derivatives	$200	$(226)	$(26)	$(46)

Interest rate derivatives

Interest rate swaps	144	(63)	81	(187)

Bond forwards	—	—	—	1

Interest rate caps	—	(1)	(1)	(1)

Interest rate swaptions	25	—	25	(5)

	169	(64)	105	(192)

Credit default swaps	—	(2)	(2)	(16)

Equity derivatives	38	—	38	223

Commodity derivatives	126	(280)	(154)	(18)

	$533	$(572)	$(39)	$(49)

140     BROOKFIELD ASSET MANAGEMENT

The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity as at December 31, 2013 and the comparative notional amounts at December 31, 2012, for derivatives that are classified as fair value through profit or loss, and derivatives that qualify for hedge accounting:

	Dec. 31, 2013				Dec. 31, 2012
(MILLIONS)	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss

Foreign exchange derivatives	$2,275	$721	$—	$2,996	$2,794

Interest rate derivatives

Interest rate swaps	387	410	75	872	1,319

Interest rate swaptions	161	1,543	—	1,704	263

Interest rate caps	3,836	1,963	—	5,799	3,811

	4,384	3,916	75	8,375	5,393

Credit default swaps	—	800	—	800	865

Equity derivatives	249	1,366	—	1,615	1,096

Commodity instruments

Energy (GWh)	23,209	35,613	1,310	60,132	32,171

Natural gas (MMBtu – 000’s)	11,702	1,063	—	12,765	41,922

Elected for hedge accounting

Foreign exchange derivatives	$5,871	$652	$1,675	$8,198	$3,365

Interest rate derivatives

Interest rate swaps	2,166	4,844	1,372	8,382	11,667

Bond forwards	—	—	—	—	471

Interest rate caps	—	—	—	—	1,140

	2,166	4,844	1,372	8,382	13,278

Equity derivatives	10	8	—	18	16

Commodity instruments

Energy (GWh)	4,496	11,718	25,986	42,199	41,731

27.	MANAGEMENT OF RISKS ARISING FROM HOLDING FINANCIAL INSTRUMENTS

The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e., interest rate risk, currency risk and other price risk that impact the fair value of financial instruments); credit risk; and liquidity risk. The following is a description of these risks and how they are managed:

a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures.

Financial instruments held by the company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate, currency, equity and commodity contracts.

Interest Rate Risk

The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The company’s assets largely consist of long-duration interest-sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to

2013 ANNUAL REPORT     141

limit its exposure to increases in interest rates on floating rate debt that has not been swapped, and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the values of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.

The result of a 50 basis-point increase in interest rates on the company’s net floating rate financial assets and liabilities would have resulted in a corresponding decrease in net income before tax of $41 million (2012 – $50 million) on an annualized basis.

Changes in the value of fair value through profit or loss interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting together with changes in the value of available-for-sale financial instruments are recorded in other comprehensive income. The impact of a 10 basis-point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income of $2 million (2012 – $12 million) and an increase in other comprehensive income of $37 million (2012 – $57 million), before tax for the year ended December 31, 2013.

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $14 million (2012 – $10 million) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to limit its exposure to the impact of foreign currencies on its net investments in foreign operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $82 million (2012 – $55 million) as at December 31, 2013, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% decrease in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives that hedge compensation arrangements, would have decreased net income by $126 million (2012 – $90 million) and decreased other comprehensive income by $13 million (2012 – $7 million), prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $36 million (2012 – $30 million). This increase would be offset by a $37 million (2012 – $30 million) change in value of the associated equity derivatives of which $36 million (2012 – $29 million) would offset the above mentioned increase in compensation expense and the remaining $1 million (2012 – $1 million) would be recorded in other comprehensive income.

The company sells power and generation capacity under long-term agreements and financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2013 by approximately $49 million (2012 – decrease of $70 million) and decreased other comprehensive income by $27 million (2012 – $21 million), prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.

The company held credit default swap contracts with a total notional amount of $1,000 million (2012 – $865 million) at December 31, 2013. The company is exposed to changes in the credit spread of the contracts’ underlying reference asset. A 10 basis-point increase in the credit spread of the underlying reference assets would have increased net income by $2 million (2012 – $3 million) for the year ended December 31, 2013, prior to taxes.

b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.

The company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the

142     BROOKFIELD ASSET MANAGEMENT

company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the United Kingdom and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivable and credit investments is equal to the carrying value.

c)	Liquidity Risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains sources of liquidity at the corporate and subsidiary level. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The company believes these risks are mitigated through the use of long-term debt secured by high-quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.

28.	CAPITAL MANAGEMENT

The capital of the company consists of the components of equity in the company’s consolidated balance sheet (i.e., common and preferred equity) as well as the company’s capital securities, which include corporate preferred shares that are convertible into common shares at the option of either the holder or the company. As at December 31, 2013, the recorded values of these items in the company’s consolidated financial statements totalled $21.0 billion (2012 – $21.4 billion).

The company’s objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment-grade ratings at the corporate level, and providing shareholders with a prudent amount of leverage to enhance returns. Corporate leverage, which consists of corporate debt as well as subsidiary obligations that are guaranteed by the company or are otherwise considered corporate in nature, totalled $4.0 billion based on carrying values at December 31, 2013 (2012 – $4.7 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios. The ratio as at December 31, 2013 was 15% (2012 – 17%).

The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property-specific financings, subsidiary borrowings, capital securities as well as common and preferred equity held by other investors in these entities. The capital in these entities is managed at the entity level with oversight by management of the company. The capital is managed with the objective of maintaining investment-grade levels in most circumstances and is, except in limited and carefully managed circumstances, without any recourse to the company. Management of the company also takes into consideration capital requirements of consolidated and non-consolidated entities that it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.

The company is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at December 31, 2013 and 2012. The company and its consolidated entities are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the company.

29.	POST-EMPLOYMENT BENEFITS

The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ in year valuation change was $26 million (2012 – $23 million). The discount rate used was 5% (2012 – 5%) with an increase in the rate of compensation of 3% (2012 – 3%) and an investment rate of 5% (2012 – 5%).

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Plan assets	$662	$1,141

Less accrued benefit obligation:

Defined benefit pension plan	(796)	(1,324)

Other post-employment benefits	(36)	(51)

Net liability	(170)	(234)

Less: net actuarial losses	3	39

Accrued benefit liability	$(167)	$(195)

2013 ANNUAL REPORT     143

30.	RELATED PARTY TRANSACTIONS

a)	Related Parties

Related parties include subsidiaries, associates, joint arrangements, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors, and entities which are, directly or indirectly, controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

b) Key Management Personnel and Directors

Key management personnel are those individuals that have the authority and responsibility for planning, directing and controlling the company’s activities, directly or indirectly and consist of the company’s Senior Managing Partners. The company’s Directors do not plan, direct, or control the activities the company directly; they provide oversight over the business.

The remuneration of Directors and other key management personnel of the company during the years ended December 31, 2013 and 2012 was as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2013	2012
Salaries, incentives and short-term benefits	$21	$21

Share-based payments	41	29

	$62	$50

The remuneration of Directors and key executives is determined by the Compensation Committee of the Board of Directors having regard to the performance of individuals and market funds.

c)	Related Party Transactions

In the normal course of operations, the company executes transactions on market terms with related parties, which have been measured at exchange value and are recognized in the Consolidated Financial Statements, including, but not limited to: base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.

The following table lists the related party balances included within the Consolidated Financial Statements as at and for the years ended December 31, 2013 and 2012:

(MILLIONS)	Dec. 31, 2013	Dec. 31, 2012
Financial assets	$868	$406

Investment and other income, net of interest expense	25	111

Management fees received	43	20

In November 2013, we entered into a $500 million subordinated credit facility with wholly owned subsidiaries of BPY. The terms of the facility, including the interest rate charged by the Corporation, are consistent with market practice given BPY’s credit worthiness and the subordination of this facility. This transaction was approved by the independent directors of BPY.

In December 2012, BRPI, our 69% owned North American land developer and homebuilder, repaid its C$480 million loan to BPO, using the proceeds from the completion of a senior unsecured debt offering. BRPI paid $35 million of interest to BPO during the year ended December 31, 2012.

In October 2012, we agreed to sell the economic interest in our directly held 10% investment in a South American transmission operation to BIP for proceeds of $235 million, subject to satisfaction of customary conditions. The transaction, which closed in 2012, was measured at fair value, as determined by an external appraiser, which approximated the carrying value of our investment. No gain or loss was recorded on the transaction in our consolidated statement of operations.

31.	OTHER INFORMATION

a)	Commitments, Guarantees and Contingencies

In the normal course of business, the company and its subsidiaries enter into contractual obligations which include commitments to provide bridge financing, letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. At the end of 2013, the company and its subsidiaries had $1,755 million (2012 – $2,222 million) of such commitments outstanding of which $269 million (2012 – $297 million) is included in accounts payable and other liabilities in the Consolidated Balance Sheets.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases, the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint ventures, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

144     BROOKFIELD ASSET MANAGEMENT

The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business. It is not reasonably possible that any of the ongoing litigation as at December 31, 2013 could result in a material settlement liability.

The company has up to $4 billion of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.

The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with pre-determined joint venture arrangements.

b)	Insurance

The company conducts insurance operations as part of its corporate activities. As at December 31, 2013, the company held insurance assets of $158 million (2012 – $206 million) in respect of insurance contracts that are accounted for using the deposit method which were offset in each year by an equal amount of reserves and other liabilities. During 2013, net underwriting losses on reinsurance operations were $27 million (2012 – $59 million) representing $nil (2012 – $5 million) of premium and other revenues offset by $27 million (2012 – $64 million) of reserves and other expenses.

c)	Supplemental Cash Flow Information

Cash flow from operating activities includes cash taxes paid of $293 million (2012 – $273 million) and cash interest paid of $2,699 million (2012 – $2,235 million). Sustaining capital expenditures in the company’s renewable energy operations were $79 million (2012 – $55 million), in its property operations were $215 million (2012 – $97 million) and in its infrastructure operations were $66 million (2012 – $79 million).

During the year, the company has capitalized $197 million (2012 – $238 million) of interest primarily to investment properties and residential inventory under development.

Included in cash and cash equivalents is $3,128 million (2012 – $2,102 million) of cash and $535 million of short-term deposits at December 31, 2013 (2012 – $748 million).

32.	SUBSEQUENT EVENT

On February 12, 2014, BPY announced the commencement of its exchange offer to acquire any or all of the common shares of BPO that it does not currently own (the “Offer”). Under the terms of the Offer, each BPO shareholder can elect to receive consideration per BPO common share of either 1.0 limited partnership unit of BPY or $20.34 in cash, subject in each case to pro-ration based on a maximum number of BPY’s limited partnership units and maximum cash consideration equating to 67% and 33%, respectively, of the total number of BPO common shares subject to the Offer. On March 20, 2014, BPY announced that BPO shareholders tendered 195.9 million common shares pursuant to the Offer and extended the Offer until March 31, 2014. BPY now owns, directly or indirectly, 84.4% of the issued and outstanding common shares of BPO on a fully-diluted basis.

2013 ANNUAL REPORT     145

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This Annual Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

146     BROOKFIELD ASSET MANAGEMENT

BROOKFIELD’S COMMITMENT TO CORPORATE SOCIAL RESPONSIBILITY

As owners of long-life assets, we recognize Brookfield’s future success depends on the long-term health of the communities in which we do business and the environment in which we operate. That view drives the company’s commitment to corporate social responsibility. At Brookfield, we believe that sustainable business practices are linked to the creation of long-term wealth for our shareholders, and we strive for excellence in environmental sustainability, workplace safety and corporate governance in all our operations. The Board of Directors and management consider corporate social responsibility to be a high priority, shaping the company’s strategy and decisions. We are committing the resources needed to make a positive, lasting social impact in all we do. As the company grows and becomes more global in scope, we see increased opportunities to improve our commitment to building a better world. Across Brookfield, our corporate social responsibility initiatives are broadly focused on two themes:

•	Sustainable Growth

•	Community Engagement

Sustainable Growth

Brookfield has more than 100 years of experience as an operator of real assets – property, renewable energy, infrastructure and private equity – and has built an expertise in sustainable investing. This includes an ongoing commitment to reduce greenhouse gas emission and improve our efforts on energy and water conversation, recycling, wildlife preservation, reforestation and erosion control. We participate in global benchmarking of our sustainability initiatives. As our portfolio expands, we are finding new ways to incorporate sustainability into our operations. For example, our newly acquired warehouse properties use energy-saving, sustainable building practices that include skylights to reduce artificial lighting and storm water systems that store rain for use in irrigation. This approach is good for the environment and good for business, as it translates into lower utility bills, better worker productivity and higher occupancy rates.

Property

In our global property operations, we provide responsible environmental solutions and energy-saving strategies to our tenants and our communities. We achieve this goal through an approach that is based on three principals which guide our actions on sustainability:

•	Develop, operate and renovate properties to reduce carbon emissions and achieve optimum energy efficiency and occupant satisfaction.

•	Incorporate innovative environmental strategies to achieve best-in-industry sustainability performance in new developments and in retrofitting and redesign of existing properties.

•	Support industry initiatives that foster energy- and resource-efficient property operations, and seek the highest standard of environmental certification.

For our clients, sustainability is a priority and we strive to exceed their expectations by constantly improving our properties. In North America, the standard environmental excellence is the Leadership in Energy & Environmental Design or LEED designation. We received this certification on four buildings over the course of the year, with 41 Brookfield properties now LEED certified. Moving forward, we have pledged to build all future office developments to a minimum of LEED Gold or its local equivalent. Our newest development project in Toronto, Bay Adelaide East, will achieve LEED Platinum status, signifying the highest level of sustainable design. Our properties also meet or exceed recognized environmental standards in Australia, South America and Europe.

Within our buildings, Brookfield is working with tenants to increase awareness of sustainability and incorporate best practices in environmental management. Our employees take part in ongoing education programs focused on the latest initiatives in sustainable development and many have been certified with sustainable building management designations. This knowledge has enabled Brookfield to launch property programs that include energy efficient transportation, such as car pools and biking, and tenant energy reporting portals, which allow our clients to better understand and control their electricity use. We have launched water reduction programs in our office properties, resulting in a 15% decline in water use at our Canadian portfolio over the past five years. We installed electric vehicle charging stations in 10 office buildings last year, and 45 Brookfield properties now feature these facilities.

Renewable Energy

With approximately 200 hydro stations and 11 wind farms on three continents, Brookfield is one of the world’s largest suppliers of renewable energy. In 2013, we added to our expertise with our first solar power project, located in Puerto Rico, and by making our first investments in European wind farms, an entry into the most sophisticated renewable energy market in the world. In an average year, our $19 billion portfolio provides enough clean electricity to supply approximately two million homes, offsetting power generation that may otherwise increase greenhouse gas emissions. The ability of our hydro assets to produce energy at peak periods and conserve water during off-peak periods meets an important social need, as we deliver clean power when demand is at its highest.

2013 ANNUAL REPORT     147

Brookfield’s renewable energy operations meet or exceed sustainability standards set by industry groups such as the U.S. Low Impact Hydropower Institute and the Canadian Electricity Association. In 2013, the London-based Climate Bond Institute designated a $440 million wind farm debt offering from one of our subsidiaries as a “green bond” issue in the Canadian fixed income market, and called this a “significant breakthrough” in climate mitigation.

Infrastructure

Our $29 billion infrastructure portfolio includes 3.8 million acres of timberlands under management in North and South America and 580,000 acres of farmland in Brazil. These trees and crops offset greenhouse gas emissions by capturing and storing carbon dioxide and are a truly renewable resource. In managing our timber and agriculture assets, we incorporate sustainable harvesting practices, along with our own internal standards and regulations set down in government statutes in 14 states and provinces located in three countries. Our timber operations meet or exceed measures set under the U.S. Sustainable Forestry Initiative® (SFI 2010-2014 Standard).

Community Engagement

We encourage and support a culture of philanthropy and volunteerism among our employees and around the world. Brookfield and its people contribute to their communities. The commitment shows in everyday activities in support of charities, and in exceptional contributions during times of need, such as donations to the recovery efforts following the typhoon in the Philippines in 2013.

All of our employees are encouraged to participate in community activities and fund raising, and our executives hold leadership positions on the boards and capital campaigns at major charities and public institutions, such as hospitals and universities. Our Brookfield Partners Foundation supports health care, education and cultural initiatives. In many cases, the company matches charitable donations by employees.

Our arts and events program, Arts Brookfield, has been in operation for 25 years and staged more than 400 events in 2013, including concerts, exhibitions and public art installations. These programs are offered free to the public and staged in public spaces at our flagship properties in North and South America, Australia and Europe.

An Ongoing Commitment

We are proud of our track record for leadership in corporate social responsibility, but we recognize that can always do more. Looking ahead, we will strive to improve our approach to sustainable growth and community engagement. We look forward to reporting on our performance in years to come.

Brookfield’s Commitment to Corporate Governance

On behalf of all shareholders, the Board of Directors and management of the Corporation are committed to excellence in corporate governance at all levels of the organization. We believe the Corporation’s directors are well equipped to represent the interests of the Corporation and its shareholders, with an independent chair leading a board that features global business experience and proven governance skills. We continually strive to ensure that we have sound governance practices to maintain investor confidence. We constantly review our approach to governance in relation to evolving legislation, guidelines and best practices. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators. Our Board of Directors believes that communication with shareholders is a critical element of good governance and the board encourages all shareholders to express their views, including by way of an advisory shareholder resolution on executive compensation which is voted on annually by holders of Class A shares.

The Corporation outlines its commitment to good governance in the Statement of Corporate Governance Practices (the Statement) that is published each year in the Corporation’s Management Information Circular and mailed to shareholders who request it. The Statement is also available on our website, www.brookfield.com, at “About Brookfield/Corporate Governance.”

Shareholders can also access the following documents that outline our approach to governance on our website: the Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s four Standing Committees (Audit, Governance and Nominating, Management Resources and Compensation and Risk Management), Board Position Descriptions, our Code of Business Conduct and Ethics and our Corporate Disclosure Policy.

148     BROOKFIELD ASSET MANAGEMENT

SHAREHOLDER INFORMATION

Shareholder Inquiries

Shareholder inquiries should be directed to our

Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

T:     416-363-9491 or toll free in North America: 1-866-989-0311

F:     416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder inquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CST Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

T:     416-682-3860 or toll free in North America: 1-800-387-0825

F:     1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2013 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Annual Meeting of Shareholders

Our 2014 Annual Meeting of Shareholders will be held at 10:30 a.m. on Wednesday, May 7, 2014 in Design Exchange, 234 Bay Street, Toronto, Ontario, Canada.

Dividend Reinvestment Plan

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Limited Voting Shares (“Class A Shares”) who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A and Class B Shares [1]	Last day of February, May, August and November[2]	Last day of March, June, September and December[3]

Class A Preference Shares [1]

Series 2, 4, 12, 13, 17, 18

22, 24, 26, 28, 30, 32, 34, 36, 37 and 38	15th day of March, June, September and December	Last day of March, June, September and December

Series 8 and 14	Last day of each month	12th day of following month

Series 9	5th day of January, April, July and October	First day of February, May, August and November

1.	All dividend payments are subject to declaration by the Board of Directors
2.	Beginning May 31, 2014
3.	Beginning June 30, 2014

2013 ANNUAL REPORT     149

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Jeffrey M. Blidner	Maureen Kempston Darkes, O.C., O.ONT.	Lord O’Donnell
Senior Managing Partner,	Former President, Latin America, Africa and	Former Cabinet Secretary and
Brookfield Asset Management Inc.	Middle East, General Motors Corporation	Head of the British Civil Service

Jack L. Cockwell	David W. Kerr	James A. Pattison, O.C., O.B.C.
Group Chair,	Chairman, Halmont Properties Corp.	Chief Executive Officer,
Brookfield Asset Management Inc.		The Jim Pattison Group
Lance Liebman
Marcel R. Coutu	Director, American Law Institute	Seek Ngee Huat
Former President and Chief		Former Chairman of the Latin
Executive Officer,	Philip B. Lind, C.M.	American Business Group,
Canadian Oil Sands Limited	Vice-Chairman,	Government of Singapore
	Rogers Communications Inc.	Investment Corporation

J. Bruce Flatt
Chief Executive Officer,	The Hon. Frank J. McKenna, P.C., O.C., O.N.B.	Diana L. Taylor
Brookfield Asset Management Inc.	Chair, Brookfield Asset Management Inc.	Managing Director,
	and Deputy Chair, TD Bank Financial Group	Wolfensohn Fund Management

Robert J. Harding, O.C., F.C.A.
Past Chairman,	Youssef A. Nasr	George S. Taylor
Brookfield Asset Management Inc.	Former Chairman and CEO of HSBC	Corporate Director
Middle East Ltd. and former
President of HSBC Bank Brazil

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

SENIOR MANAGING PARTNERS

Barry Blattman	Jon Haick	George Myhal

Jeffrey Blidner	Brian Kingston	Lori Pearson

Ric Clark	Brian D. Lawson	Samuel Pollock

J. Bruce Flatt	Richard Legault	William Powell

Joseph Freedman	Luiz Lopes	Sachin Shah

Harry Goldgut	Cyrus Madon	Benjamin Vaughan

CORPORATE OFFICERS

J. Bruce Flatt

Chief Executive Officer

Brian D. Lawson

Chief Financial Officer

A.J. Silber

Corporate Secretary

Brookfield incorporates sustainable development practices within our corporation.

This document was printed in Canada using vegetable-based inks on FSC certified stock.

150     BROOKFIELD ASSET MANAGEMENT

www.brookfield.com     NYSE:  BAM     TSX: BAM.A     EURONEXT:  BAMA

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Brookfield Place	Level 22	Suite 2302, Prosperity Tower	Level 1, Al Manara Building
250 Vesey Street, 15th Floor	135 King Street	39 Queens Road Central	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	Central, Hong Kong	Dubai, UAE
10281-1023	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil	Mumbai
Brookfield Place, Suite 300	99 Bishopsgate, 2nd Floor	Rua Lauro Müller 116, 21° andar,	Unit 203, 2nd Floor
Bay Wellington Tower	London EC2M 3XD	Botafogo - Rio de Janeiro - Brasil	Tower A, Peninsula Business Park
181 Bay Street, Box 762	United Kingdom	22290 - 160	Senapati Bapat Marg, Lower Parel
Toronto, Ontario M5J 2T3	T 44(0)20.7659.3500	CEP: 71.635.250	Mumbai - 400013
T 416.363.9491	F 44(0)20.7659.3501	T 55 (21) 3527.7800	T 91 (22) 6600.0400
F 416.365.9642		F 55 (21) 3527.7799	F 91 (22) 6600.0401